Exhibit 96.3

S-K 1300 Technical Report Summary and

Initial Assessment with Economic

Analysis on the Fourmile Project, Nevada,

USA

Effective Date: December 31, 2025

Report Date: November 10, 2026

Mark Roux, Pr.Sci.Nat.

Thamsanqa Mahlangu, Pr.Eng.

Blaine Bovee, SME (Reg.)

Clifford Krall, SME (Reg.)

S-K 1300 Technical Report Summary on the Fourmile Project

Cautionary Statement on Forward-Looking Information

This Technical Report contains forward-looking statements. All statements, other than statements of historical fact regarding Nevada Gold Mines LLC, American Barrick Gold Corporation (the “Registrant”), Newmont Corporation or the Fourmile Project (the “Project”), are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could” and similar expressions identify forward-looking statements. In particular, this Technical Report contains forward-looking statements with respect to cash flow forecasts, projected capital, operating and exploration expenditure, targeted cost reductions, mine life and production rates, potential mineralization and metal or mineral recoveries, anticipated timelines, costs and plans for project development, operation and closure; the ability and timeline to secure all relevant rights, licenses, permits and authorizations; the planned contribution of the Project into Nevada Gold Mines LLC; Nevada Gold Mines LLC’s and the Registrant’s strategy, plans, targets and goals in respect of environmental and social issues and sustainability matters; stakeholder engagement; sufficiency of infrastructure, systems and consultants and personnel; operating or technical challenges in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities, and the maintenance or provision of required infrastructure and information technology systems; the results of the initial assessment’s economic analysis (which includes inferred mineral resources), including financial metrics such as net present value (including NPV5), internal rate of return and free cash flow; the underlying modelling assumptions, including commodity prices, discount rates, mine plans and production schedules, recoveries, and capital and operating cost estimates; the application of U.S. federal and Nevada state tax and royalty regimes, including applicable property royalties, the Nevada net proceeds of minerals tax and the AB 495 mining excise tax on gross revenue from gold and silver; the outcomes of sensitivity analyses on metal prices, operating costs and capital costs; and information pertaining to potential improvements to financial and operating performance and mine life at the Project. All forward-looking statements in this Technical Report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted. Material assumptions regarding forward-looking statements are discussed in this Technical Report, where applicable. In addition to such assumptions, the forward-looking statements are inherently subject to significant business, economic, political, security and competitive uncertainties, and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of commodities (including gold, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; the preliminary nature of the initial assessment, which includes inferred mineral resources that are considered too speculative geologically to have modifying factors applied to them; changes in mineral production performance, exploitation and exploration successes; diminishing quantities or grades of resources; increased costs, delays, suspensions, and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; damage to Nevada Gold Mines LLC’s, the Registrant’s, or Newmont Corporation’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; uncertainty whether the Project will meet Nevada Gold Mines LLC’s or the Registrant’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation; fluctuations in the currency markets; changes in interest rates; changes in discount rates used in the economic model; variances in metal prices, operating costs and capital costs relative to modeled assumptions, including those examined in sensitivity analyses; changes in or interpretations of applicable property royalties, the Nevada net proceeds of minerals tax or the AB 495 mining excise tax; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in the United States; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals;

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S-K 1300 Technical Report Summary on the Fourmile Project

failure to complete, or delays in completing, the contribution of the Project into Nevada Gold Mines LLC; litigation; contests over title to properties or over access to water, power and other required infrastructure; increased costs and physical risks including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labour; and risks associated with working with partners in jointly controlled assets. In addition, there are risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, ground conditions, pressures, cave-ins, flooding and gold ore losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect Nevada Gold Mines LLC’s and the Registrant’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Nevada Gold Mines LLC or the Registrant. All of the forward-looking statements made in this Technical Report are qualified by these cautionary statements. Nevada Gold Mines LLC, the Registrant, Newmont Corporation, and the Qualified Persons who authored or contributed to this Technical Report undertake no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.

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S-K 1300 Technical Report Summary on the Fourmile Project

Table of Contents

1 Executive Summary	13

1.1 Introduction	13

1.2 Property Description, Mineral Tenure and Agreements	14

1.3 History	14

1.4 Geology and Mineralization	14

1.5 Exploration and Drilling	15

1.6 Sampling, Analysis, and Data Verification	15

1.7 Metallurgical Testwork	16

1.8 Mineral Resources Estimate	16

1.9 Mining Methods	16

1.10 Processing and Recovery Methods	17

1.11 Infrastructure	17

1.12 Market Studies and Contracts	17

1.13 Capital and Operating Costs	17

1.14 Economic Analysis	18

1.15 Environmental, Permitting and Social Considerations	18

1.16 Conclusions	19

1.17 Recommendations	19

1.17.1 Geology and Mineral Resources	19

1.17.2 Mining	19

1.17.3 Mineral Processing	20

1.17.4 Infrastructure	20

1.17.5 Environment, Permitting, and Social and Community	20

2 Introduction	21

2.1 Registrant	21

2.2 Terms of Reference	21

2.3 Information Sources	22

2.4 Qualified Persons Site Inspection	22

2.5 Previous Technical Report Summaries	24

2.6 List of Abbreviations	24

3 Property Description	26

3.1 Project Location	26

3.2 Land Tenure	29

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S-K 1300 Technical Report Summary on the Fourmile Project

3.2.1 Mineral Rights	29

3.2.2 Surface Rights	31

3.2.3 Water Rights	31

3.3 Permits	32

3.4 Royalties, Payments, and Other Obligations	32

3.4.1 Government Mining Taxes, Levies, and Royalties	32

3.4.2 Claims Royalties	33

3.5 Other Significant Factors and Risks	33

4 Accessibility, Climate, Local Resources, Infrastructure and Physiography	34

4.1 Physiography and Climate	34

4.2 Accessibility	34

4.3 Seismicity	35

4.4 Local Resources and Infrastructure	35

5 History	36

6 Geological Setting, Mineralization, and Deposit	38

6.1 Regional Geology	38

6.2 Local Geology	40

6.3 Property Geology	44

6.4 Mineralization	48

6.5 Deposit Types	49

6.6 QP Comments on Geological Setting, Mineralization, and Deposit	51

6.6.1 Geological Setting	51

6.6.2 Deposit Type	51

6.6.3 Mineralization	51

6.6.4 Overall Geological Conclusion	52

7 Exploration	53

7.1 Exploration Excluding Drilling	53

7.1.1 Geologic Mapping and Geochronology	53

7.1.2 Geophysics, Geochemical, and Remote Sensing	53

7.1.3 QP Comments on Exploration	58

7.2 Drilling	58

7.2.1 Drilling Used to Support Mineral Resource Estimation	58

7.2.2 Drill Methods	65

7.2.3 Collar Surveys	67

7.2.4 Down Hole Surveys	67

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S-K 1300 Technical Report Summary on the Fourmile Project

7.2.5 Drill Planning	67

7.2.6 QP Comments on Drilling	68

7.3 Hydrogeology	68

7.3.1 Sampling Methods and Laboratory Testing	69

7.3.2 Groundwater Modelling	69

7.3.3 QP Comments on Hydrogeology	70

7.4 Geotechnical	70

7.4.1 Sampling Methods and Laboratory Testing	70

7.4.2 Geotechnical Modelling	71

7.4.3 QP Comments on Geotechnical	71

7.5 Exploration Potential	71

7.6 Exploration Target	72

8 Sample Preparation, Analyses and Security	73

8.1 Sample Security	73

8.2 Sample Preparation	74

8.2.1 RC Drill Sampling	74

8.2.2 Core Sampling	74

8.2.3 Laboratory Sampling	75

8.3 Sample Analysis	75

8.4 Quality Assurance and Quality Control	76

8.4.1 Certified Reference Materials	77

8.4.2 Blanks	77

8.4.3 Duplicates	78

8.4.4 Umpire Assays	78

8.4.5 Database	78

8.5 QP Comments on Sample Preparation, Analyses, and Security	79

9 Data Verification	80

9.1 Reviews and Audits	80

9.2 QP Comments on Data Verification	81

10 Mineral Processing and Metallurgical Testing	82

10.1 Metallurgical Testwork	82

10.1.1 Roasting Testwork	86

10.1.2 Pressure Oxidation	86

10.1.3 Comminution	87

10.1.4 Mineralogical Studies	87

10.1.5 Flotation and Cyanidation	87

10.1.6 Diagnostic Leach and Magnetic Separation	88

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S-K 1300 Technical Report Summary on the Fourmile Project

10.2 Representativeness of Samples	88

10.3 Metallurgical Variability	88

10.4 Recovery Assumptions and Algorithms	88

10.5 Deleterious Elements	89

10.6 Blending	90

10.7 QP Comments on Mineral Processing and Metallurgical Testing	90

11 Mineral Resource Estimates	91

11.1 Key Assumptions, Parameters, and Methods	91

11.1.1 Resource Database	91

11.1.2 Geological Modelling	91

11.1.3 Bulk Density	95

11.1.4 Compositing, Capping and Outliers	95

11.1.5 Variography	98

11.1.6 Resource Estimation	98

11.1.7 Resource Classification	100

11.1.8 Resource Block Model and Validation	101

11.1.9 Economic Parameters	104

11.2 Mineral Resource Statement	106

11.3 Mineral Resource Audits	108

11.4 Uncertainties in the Mineral Resource Estimation	108

11.5 QP Comments on Mineral Resource Estimates	109

12 Mineral Reserve Estimate	110

13 Mining Methods	111

13.1 Underground Mining Operations	111

13.1.1 Vertical Longhole Stoping	111

13.1.2 Horizontal Longhole Stoping	112

13.2 Geotechnical and Hydrogeological Considerations	113

13.2.1 Geotechnical	113

13.2.2 Hydrogeology	115

13.3 Mine Design	115

13.3.1 Preliminary Cut-off Grade / Value	115

13.3.2 Underground Design Parameters	118

13.4 Production Schedule	123

13.5 Mining Equipment and Personnel	124

13.5.1 Underground Mining Equipment	124

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S-K 1300 Technical Report Summary on the Fourmile Project

13.5.2 Personnel	125

13.6 QP Comments on Mining Methods	126

14 Processing and Recovery Methods	127

14.1 Current Operations	127

14.1.1 Goldstrike Roaster	127

14.1.2 Goldstrike Autoclave	128

14.1.3 Gold Quarry Roaster	130

14.2 Power, Water, and Process Reagents Requirements	131

14.2.1 Power	131

14.2.2 Tailings and Water Balance	132

14.2.3 Reagent Requirements	133

15 Infrastructure	134

15.1 Supply Chain	139

15.2 Energy Supply	139

15.3 Water Management	139

15.4 Water Supply	141

15.5 Mine Roads	141

15.6 Site Common Purpose Infrastructure	141

15.6.1 Security	141

15.6.2 Offices, Workshops, and Warehouses	141

15.6.3 Emergency Response and Medical Facilities	142

15.6.4 Fuel and Fuel Storage	142

15.6.5 Communications	142

15.6.6 Waste Management	142

15.7 Underground Infrastructure	143

15.8 Waste Rock Storage	143

15.9 Tailings Storage Facilities	143

16 Market Studies	145

16.1 Market Studies	145

16.2 Commodity Price Assumptions	145

16.3 Contracts	145

17 Environmental Studies, Permitting, and Plans, Negotiations, or Agreements With Local Individuals or Groups	147

17.1 Environmental Assessment and Studies	147

17.2 Environmental Considerations	148

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S-K 1300 Technical Report Summary on the Fourmile Project

17.2.1 Waste Characterization and Permitting	148

17.2.2 Tailings Characterization	149

17.2.3 Compliance Monitoring	149

17.2.4 Waste Management	149

17.2.5 Acid Rock Drainage	149

17.2.6 Biodiversity and Conservation	150

17.3 Permitting	151

17.4 Social and Community Requirements	152

17.5 Mine Closure and Reclamation	152

17.6 QP Comments on Environmental Studies, Permitting, and Plans, Negotiations, or Agreements With Local Individuals or Groups	153

18 Capital and Operating Costs	155

18.1 Capital Costs	155

18.1.1 Drilling, Studies & Permitting	155

18.1.2 Initial and Expansion Capital	155

18.2 Operating Costs	157

19 Economic Analysis	158

19.1 Assumptions and Inputs	158

19.2 Taxes and Royalties	159

19.3 Mine Plan and Production Profile	159

19.4 Financial Model Summary	160

20 Adjacent Properties	167

21 Other Relevant Data and Information	168

22 Interpretation and Conclusions	169

22.1 Geology and Mineral Resources	169

22.2 Mining	169

22.3 Mineral Processing	169

22.4 Infrastructure	170

22.5 Project Economics	170

23 Recommendations	171

23.1 Geology and Mineral Resources	171

23.2 Mining and Mineral Reserves	171

23.3 Mineral Processing	171

23.4 Infrastructure	171

23.5 Environment, Permitting, and Social and Community	172

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S-K 1300 Technical Report Summary on the Fourmile Project

24 References	173

25 Reliance on Information Provided by the Registrant	174

26 Date and Signature Page	175

List of Tables

Table 2-1	QP Responsibilities	24
Table 2-2	Element and Variable Abbreviations	24
Table 2-3	List of Abbreviations	25
Table 3-1	Fourmile Project Associated PoO Summary	26
Table 5-1	Fourmile Development History	37
Table 8-1	External Laboratories Utilized by Fourmile	73
Table 8-2	QA/QC Samples and Insertion Rates	77
Table 10-1	Summary of Fourmile Metallurgical Testwork	83
Table 10-2	Metallurgical Testing Laboratories	86
Table 10-3	Bench to Roast test conditions for Gold Strike and Gold Quarry Test Protocols	86
Table 10-4	Alkaline and Acid POX test conditions	87
Table 10-5	Average Gold Recovery (2019 - 2025)	89
Table 10-6	Roaster Feed Parameters	90
Table 10-7	Autoclave POX Feed Parameters	90
Table 11-1	Final Estimation Domains	95
Table 11-2	EDA Summary by Domain Capped and Uncapped	96
Table 11-3	LSO calibration for Domain 40	99
Table 11-4	Fourmile Mineral Resource Classification Spacing Guidance	100
Table 11-5	Fourmile Model Block Size Description	101
Table 11-6	Global Domain Statistical Comparison Between Model Estimate and Data Mean (Global and within the Inferred and Indicated Portion)	104
Table 11-7	Resource Cut-Off Grades	105
Table 11-8	Mineral Resources Summary, 100% Basis, as of December 31, 2025	107
Table 11-9	Comparison and QP considerations between Inferred and Indicated mineral resource classification for Fourmile	109
Table 13-1	Summarized geotechnical rock mass data	115
Table 13-2	Cost Component Breakdown of Mine COVs	116
Table 13-3	Preliminary COV	117
Table 13-4	MSO Parameters	118
Table 13-5	Dilution and Recovery Parameters	120
Table 13-6	Development Profiles	121
Table 13-7	Key Mine Plan Physicals	122
Table 13-8	Underground Equipment and Task Rates	123
Table 13-9	Underground Equipment Fleet	125
Table 14-1	Carlin Complex Processing Summary	127
Table 14-2	Process Equipment – Goldstrike Roaster	128
Table 14-3	Process Equipment – Goldstrike Autoclave	129
Table 14-4	Process Equipment – Gold Quarry Roaster	131
Table 14-5	Carlin Processing Operations Annual Power Consumption	132
Table 14-6	Fresh and Reclaim water usage at the Carlin Process Facilities	132
Table 14-7	Summary of the Carlin Processing Facilities Reagents Consumption	133
Table 18-1	Project Capital Expenditure Summary (US$M)	156
Table 18-2	Life-of-Mine Capital Cost Summary	156
Table 18-3	Life-of-Mine Average Unit Operating Costs Summary	157

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S-K 1300 Technical Report Summary on the Fourmile Project

Table 19-1	Key Production Physicals Used in the Economic Analysis	159
Table 19-2	Cashflow Summary Table-Including Inferred Resources	162
Table 19-3	Cashflow Summary Table-Excluding Inferred Resources	163

List of Figures

Figure 3-1	Fourmile Project Location Map	27
Figure 3-2	Fourmile Project Location and Project Limits	28
Figure 3-3	Fourmile Project Area Land Status	30
Figure 6-1	Fourmile Project Regional Geology	39
Figure 6-2	Geologic Map, Cortez District	42
Figure 6-3	Long Section B-B’ Across Fourmile – Goldrush Complex	43
Figure 6-4	Fourmile Property Geology (source Barrick, 2025)	46
Figure 6-5	Fourmile Project Stratigraphy (Source: Barrick, 2025)	47
Figure 6-6	Cross Section C-C’ showing Fourmile Geology and Mineralization Domains	49
Figure 7-1	Fourmile Rock-chip Sample Locations	56
Figure 7-2	Fourmile Soil Sample Locations	57
Figure 7-3	Fourmile Drilling Plan View Map	60
Figure 7-4	Fourmile Drilling Cross Section – Rose	61
Figure 7-5	Fourmile Drilling Cross Section – Blanche	62
Figure 7-6	Fourmile Drilling Cross Section – Sophia	63
Figure 7-7	Fourmile Drilling Cross Section – Dorothy	64
Figure 11-1	Comparison of Domaining 2024 to 2025	93
Figure 11-2	Cross-section of the Described Mineralization Domain Styles	94
Figure 11-3	Updated Estimation Domains Informing the 2025 Model	94
Figure 11-4	Rose Upper Domain Top Cap Analysis	96
Figure 11-5	Rose Upper Domain Top Cap Analysis	97
Figure 11-6	Variograms for Select Domains Informing Fourmile Model	99
Figure 11-7	Long Section Showing the Spatial Classification and Drill Coverage	100
Figure 11-8	E-W Sections comparing composite grade to model grade	102
Figure 11-9	Domain 20 Swath plots (X, Y)	102
Figure 11-10	Domain 200 and 300 GCOS composites GT curve (Green) and Estimate (Red)	103
Figure 11-11	Decluster Validation Plots	103
Figure 13-1	Vertical Long Hole Open Stoping Arrangement	112
Figure 13-2	Horizontal Long Hole Open Stope Arrangement	113
Figure 13-3	Fourmile rock mass rating in comparison to other underground sites	114
Figure 13-4	Horizontal and Vertical Stope Design	119
Figure 13-5	Fourmile Underground Capital Development Design	121
Figure 13-6	Annual Underground Mine Production	124
Figure 13-7	Annual Underground Personnel Estimates	125
Figure 14-1	Process Flowsheet – Goldstrike Roaster	128
Figure 14-2	Process Flowsheet – Goldstrike Autoclave	129
Figure 14-3	Process Flowsheet – Gold Quarry Roaster	131
Figure 15-1	Carlin Complex North Area Facilities and Infrastructure Plan	136
Figure 15-2	Carlin Complex South Area Facilities and Infrastructure Plan	137
Figure 15-3	Cortez Complex Facilities and Infrastructure Plan	138
Figure 19-1	Annual Production and Cumulative Net Cashflow-Including Inferred Resources	161
Figure 19-2	Annual Production and Cumulative Net Cashflow-Excluding Inferred Resources	161
Figure 19-3	NPV5% Sensitivity to Gold Price, Operating and Capital Costs-Including Inferred Resources	165

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S-K 1300 Technical Report Summary on the Fourmile Project

Figure 19-4	NPV5% Sensitivity to Gold Price, Operating and Capital Costs-Excluding Inferred Resources	165
Figure 19-5	IRR Sensitivity to Gold Price, Operating and Capital Costs-Including Inferred Resources	166
Figure 19-6	IRR Sensitivity to Gold Price, Operating and Capital Costs-Excluding Inferred Resources	166

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S-K 1300 Technical Report Summary on the Fourmile Project

1	Executive Summary

1.1	Introduction

This Technical Report Summary (TRS) on the Fourmile Project located in Nevada, USA, was prepared by Nevada Gold Mines, LLC (NGM), on behalf of the Registrant, American Barrick (see Section 1.2 below). The purpose of this Report is to support public disclosure of Mineral Resource estimates at the Project as of December 31, 2025.

NGM is the operating company of the joint venture between Barrick Mining Corporation (Barrick, 61.5%) and Newmont Corporation (Newmont, 38.5%). In August 2026, Barrick and Newmont agreed to contribute Fourmile, previously excluded from the joint venture, into NGM. On February 5, 2026 Barrick announced its intention to complete an initial public offering of American Barrick, which will hold Barrick’s 61.5% interest in NGM and, on completion, will be the operator of the Project.

Fourmile is an underground exploration-stage gold project approximately 490 m north of NGM’s Goldrush operation. It is proposed to be mined by longhole stoping with backfill, with ore processed at existing NGM refractory processing facilities in the Carlin Complex.

On March 10, 2019, Barrick entered into an implementation agreement with Newmont to create a joint venture combining the companies’ respective mining operations, assets, Reserves and talent in Nevada, USA. This included Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. On July 1, 2019, the transaction closed, establishing NGM and Barrick began consolidating the operating results, cashflows and net assets of NGM from that date forward.

In August, 2026, Barrick and Newmont reached an agreement under which excluded properties, including Barrick’s Fourmile and Newmont’s Fiberline and Mike developments, will be contributed into the NGM joint venture. At the time of this report the final contribution into NGM has been agreed to but not yet completed.

Barrick is a Canadian publicly traded mining company with a portfolio of operating mines and advanced exploration and development projects across four continents. On February 5, 2026, Barrick announced its intention to complete an initial public offering (IPO) of a subsidiary (American Barrick or the Registrant) that would hold Barrick’s joint venture interests in the Project and certain other assets and liabilities. Subject to and upon completion of the IPO, American Barrick will be the operator of the Project and owner of a 61.5% interest in NGM.

This is the first TRS filed for the Project by American Barrick.

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S-K 1300 Technical Report Summary on the Fourmile Project

1.2	Property Description, Mineral Tenure and Agreements

The Project is in north-central Nevada approximately 100km (62 miles) southwest of Elko, near the crest of the Cortez Range at elevations of 1,525 to 2,620 m AMSL. It lies mostly within the approved Goldrush Plan of Operations (PoO), with proposed access and infrastructure in the Mill Canyon and Cortez PoO areas. A PoO for the Bullion Hill Exploration Declines is under review by the Bureau of Land Management (BLM).

The Project covers approximately 1,591 ha. Mineral rights are held through 216 unpatented lode mining claims on federal lands administered by the BLM, maintained by annual fees of US$200 per claim, and two 40-acre fee parcels held by Barrick. Groundwater from dewatering and underground inflows will be managed under existing NGM water rights permitted by the Nevada Division of Water Resources.

There are no state or federal royalties on gold. Nevada levies a 5% net proceeds of minerals tax and the AB 495 gross revenue excise tax (1.01% effective rate for Fourmile). The Project is subject to three private royalties.

●	Royal Gold: sliding scale 0-3.0% gross value royalty, tied to the gold price and limited to a 40% interest;

●	Wilson: 1.258595% of gross proceeds; and

●	BGUS AOI (Teck) Production Royalty: 10% net profits until 6 Moz of gold are produced, then 15%.

The QPs are not aware of any significant factors or risk that may affect access, title, or the right or ability to perform work on the Project.

1.3	History

Modern exploration in the district began in the 1960s with the discovery of the Cortez deposits. The Cortez Joint Venture mined the Horse Canyon pits between 1983 and 1987, recovering approximate 385,000 oz of gold from about 3.5Mt. Placer Dome intersected deep lower-plate carbonate-hosted mineralization near Red Hill in 2002 and 2004. Following Barrick’s 2006 acquisition of Placer Dome, step-out drilling north of Goldrush discovered Fourmile in 2015, and a maiden Mineral Resource was declared in 2019.

1.4	Geology and Mineralization

Fourmile is a Carlin-type gold deposit in the Cortez District on the Battle Mountain-Eureka trend. Mineralization is hosted mainly in reactive carbonate rocks of the Devonian Wenban Formation and

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S-K 1300 Technical Report Summary on the Fourmile Project

extends over 2.5 km of strike at depths of approximately 650 to 1,650 m. It remains open along strike to the north and down-dip.

Mineralization occurs in two principal domains:

●	Structurally controlled mineralization along the west-dipping Sadler thrust system and it splays, averaging about 10m thick and locally exceeding 30 m in brecciated zones; and

●	Stratiform mineralization along the Wenban 8-Wenban 5 sub-unit contact, 5 to 15 m thick in the southern kilometer of the trend and thinning northward.

Higher grades are associated with strongly sulfidized dissolution-collapse breccias and structurally prepared zones. Gold occurs mainly as submicroscopic gold in arsenian pyrite, with the decarbonatization, silicification, and sulfidation typical of Carlin-type systems. Mineralization is inferred to be Eocene (about 36 Ma), contemporaneous with other Carlin-type deposits in the district.

The QP considers the geological understanding sufficient to support the Mineral Resource estimate and to advance the Project at the Initial Assessment level.

1.5	Exploration and Drilling

Exploration at Fourmile has included geological mapping, geochronology, geophysical, geochemical, and remote sensing surveys, with drilling as the principal method. Early drilling (1976-2005) was mostly reverse circulation (RC) by the Cortez Joint Venture. Since 2016, all drilling has been diamond core. The Mineral Resource is supported by 475 drill holes totaling 332 km, from a total of 1,160 holes and 387 km on the property (from Table 7-1).

Hydrogeological testing and numerical modelling indicate the Bullion Hill declines can be passively dewatered with a projected maximum inflow of 340 gpm in 2030. Fault-related secondary permeability is the main hydrogeological risk, and further testing is scheduled from 2026. Geotechnical data collected to date are adequate for an Initial Assessment.

The system remains open down-dip along the Sadler Fault into the Silurian Roberts Mountains Formation, along strike to the north beneath the Mill Canyon stock, and in the parallel Blasdel corridor to the west.

1.6	Sampling, Analysis, and Data Verification

Sampling, chain of custody, sample preparation and analytical methods follow industry-standard practice. The quality assurance and quality control (QA/QC) program includes certified reference materials, blanks, duplicates, and umpire assays. Data are managed in an acQuire database.

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S-K 1300 Technical Report Summary on the Fourmile Project

Data verification was performed by NGM personnel and external consultancies, and the QPs verified data in their areas of expertise. In the QPs opinion, the sample data and database are suitable for use in Mineral Resource estimation, and no material issues were identified.

1.7	Metallurgical Testwork

Fourmile ores are single refractory (sulfidic) and double refractory (sulfidic and carbonaceous). Test work followed the roasting and pressure oxidation (POX) conditions used at NGM’s Carlin Complex facilities. Samples were selected across a range of depths and locations and are considered representative of the main mineralized styles.

The life-of-mine (LOM) average gold recovery applied in this TRS is 82.8%. Single refractory ores returned lower recoveries under standard test procedures, and mineralogical work is needed to understand the gold-loss mechanisms. Organic carbon, sulfide sulfur, carbonate, arsenic, mercury, antimony, and copper can affect extraction, but are not typically a concern under NGM’s ore routing and blending practices.

1.8	Mineral Resources Estimate

Fourmile contains Indicated Mineral Resources of 4.6 Mt at 17.59 g/t Au for 2.6 Moz, and Inferred Mineral Resources of 25 Mt at 16.9 g/t Au for 13 Moz, on a 100% basis as of December 31, 2025. No Measured Mineral Resources or Mineral Reserves are defined.

This assessment is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that this economic assessment will be realized.

The estimate was based on an updated geological framework from new drilling and mapping and refined estimation domains. Mineral Resources are constrained within Datamine® Mineable Shape Optimiser (MSO) shapes that meet minimum mineable stope dimensions at Resource cut-off grades, using a gold price of $2,000/oz. Indicated Resources are generally supported by drill spacing under 30 m, and Inferred Resources by spacing of 30 to 90 m, supported by a 2025 drill spacing study.

The main source of uncertainty is drill spacing. Most of the Resource is currently Inferred, and conversion to Indicated depends on planned infill drilling.

1.9	Mining Methods

Fourmile is proposed to be mined underground by longhole stoping with backfill, retreating longitudinally from the bottom up. Vertical longhole stoping (about 63% of production) will be used where mineralization dips 45 degrees or steeper. Horizontal longhole stoping (about 37% of production) will be used where it dips less than 40 degrees. Stopes will be backfilled with unconsolidated waste, cemented rockfill or cemented paste fill.

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S-K 1300 Technical Report Summary on the Fourmile Project

Access will be from the Goldrush operation and two new declines from Bullion Hill, northwest of the deposit. One decline will carry the primary ore conveyor, and the other will be used for truck haulage of waste and early development ore. Ventilation will be supplied through both declines, surface raises in Horse Canyon, and connection to Goldrush.

Development of the Bullion Hill decline is planned to begin in 2027, along with the other declines from Goldrush. The mine plan targets 2.0 Mtpa, reached about three years after the conveyor is commissioned. Development ore is expected in 2028, and production expected in 2034. The LOM plan covers 28 Mt of ore at 15.2 g/t Au over the project life.

1.10	Processing and Recovery Methods

Fourmile ore will be hauled to and processed at existing NGM refractory processing facilities in the Carlin Complex: the Goldstrike Roaster, Goldstrike Autoclave (POX), and the Gold Quarry Roaster.

1.11	Infrastructure

Fourmile will share and be supported by existing Cortez, Goldrush, and NGM infrastructure, including processing plants, tailings storage, roads, power, and water. Planned site infrastructure includes ventilation raises, dewatering wells, water management facilities, a conveyor-based material handling system, power lines, all-weather roads, a paste backfill plant, a shotcrete plant, and offices, change house, and workshop at Bullion Hill.

Decline waste will be placed in existing, permitted Cortez waste rock facilities. Tailings will be deposited in existing Carlin tailings storage facilities within current LOM capacity.

1.12	Market Studies and Contracts

No market studies are required, because gold is freely traded at prices reported daily by the LBMA. Fourmile production will supplement NGM’s doré output, which is sold on the spot market under standard industry terms. There are no contracts considered material to the Registrant or NGM.

1.13	Capital and Operating Costs

Capital and operating costs are estimated at an Initial Assessment level, with an accuracy of ±50% and contingency not exceeding 25%. Costs are in real Q3 2026 US dollars on a 100% basis, with no escalation.

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S-K 1300 Technical Report Summary on the Fourmile Project

Project capital for 2026 to 2035 totals US$2,583M. No standalone processing or tailings capital is required, because the Project uses existing NGM facilities. Refer to Table 18-3 for a summary of operating cost estimates.

1.14	Economic Analysis

At a gold price of US$2,000/oz, in a case that includes Inferred Mineral Resources, the Project has an after-tax NPV of US$4.2 billion at a 5% discount rate and an after-tax IRR of 17%. Undiscounted after-tax free cash flow is US$10.5 billion. In the case exclusive of the Inferred Mineral Resource the Project generates a negative after-tax NPV of $(0.4) billion at a discount rate of 5% (NPV5) and an after-tax IRR of 0% with a break even after-tax net cashflow of $0.

Over the LOM, the Project inclusive of Inferred Mineral Resources is expected to generate US$22.7 billion of revenue and US$14.2 billion of operating cashflow and is expected to pay an estimated US$1.58 billion in royalties and US$0.83 billion in corporate and production taxes. The Project exclusive of Inferred Mineral Resources generates $3.8 billion of revenue and $1.8 billion of operating cashflow and is expected to pay royalties of $178 million and corporate and production tax of $63 million. Sensitivity analysis over +/- 15% shows NPV is most sensitive to gold price, followed by operating costs and capital costs.

In all cases, including after tax references, taxes include only 5% Nevada net proceeds tax and is exclusive of federal corporate income tax paid at a Barrick consolidated level.

As permitted under the S-K 1300, this Initial Assessment economic analysis includes Mineral Resources. Unlike Mineral Reserves, Mineral Resources do not have demonstrated economic viability.

This assessment is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that this economic assessment will be realized.

In the case that includes Inferred Mineral Resources, gold metal contained in Inferred Mineral Resources comprises 83% of the total Mineral Resources used in the mine plan and cash flow analysis. Section 19 also presents an economic case exclusive of Inferred Mineral Resources.

1.15	Environmental, Permitting and Social Considerations

Current exploration at Fourmile is carried out under the approved Goldrush PoO, and all permits required for current activities are in place. The Goldrush Environmental Impact Statement covered the Fourmile area. Barrick has submitted a PoO and Reclamation Plan for the Bullion Hill Exploration Declines, supported by baseline studies for the Environmental Assessment. A minor modification to the Cortez PoO is required for decline development.

Production will require amendments to the PoO and updated baseline studies, reviewed by the BLM under NEPA and by the Nevada Division of Environmental Protection (NDEP). NGM has obtained similar approvals for its other Nevada operations and expects to receive the required permits in the normal course of business.

NGM consults regularly with local communities, government agencies, and the ten Native American partner communities, including quarterly dialogue meetings with Western Shoshone tribal leaders. Closure and reclamation are planned through the PoO and Reclamation Plan process, with financial

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S-K 1300 Technical Report Summary on the Fourmile Project

assurance held by the BLM and NDEP and costs estimated using the Nevada Standard Reclamation Cost Estimator.

The QP is not aware of any environmental, permitting, or social issues that would reasonably be expected to materially affect the Project.

1.16	Conclusions

The QPs conclude the following:

●	Fourmile is a robust Carlin-type gold system with well-defined geological controls and continuity of mineralization, open along strike and down-dip.

●	Drilling, sampling, QA/QC, and data verification are adequate to support the Mineral Resource estimate, which reports 2.6 Moz Indicated and 13 Moz Inferred (100% basis).

●	The Initial Assessment indicates that a 2.0 Mtpa underground mine using vertical and horizontal longhole stoping can be achieved, with upside from further evaluation and resource growth.

●	The proposed roasting and POX flowsheets at existing NGM facilities are conventional and proven, and recovery estimates are supported by appropriate testwork.

●	At US$2,000/oz gold, the Project shows an after-tax NPV5 of US$4.2 billion and an IRR of 17% in the case that is inclusive of Inferred Mineral Resources.

●	NGM’s experience in the region gives a high degree of confidence that the Project can navigate the environmental, social, and regulatory aspects of development.

1.17	Recommendations

1.17.1	Geology and Mineral Resources

●

Infill drilling programs are required to refine the current geological and estimation domains. This will improve the local robustness of the model . It will also reduce the global risk to the current interpretations.

●	This will result in improved geologically driven sub domaining, honoring local mineralization controls (breccia type, structure and stratigraphy).

●	Monitor the Inferred Resource to Indicated Resource conversion supported by the current assumed drill spacing assumptions.

1.17.2	Mining

●	Additional study work is proposed to be completed to assumptions used for pillar sizing, mine sequencing, and regional stability assessments.

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S-K 1300 Technical Report Summary on the Fourmile Project

●	Continued gathering of geotechnical data from the drilling programs to reinforce and refine understanding of geotechnical parameters as applies to mine design and sequencing.

●	Additional delineation drilling to confirm placement of capital development and infrastructure.

1.17.3	Mineral Processing

●	Develop and implement geo-metallurgical domains to ensure samples are fully representative of the drilled areas of the orebody.

●	Complete mineralogical examination studies on the full test flowsheet to cover feed, calcine and POX residues as well as carbon in leach residues to determine gold losses.

●	Generate recovery models for each geologic domain.

1.17.4	Infrastructure

●	As the resource grows continue to assess the capacities of existing tailing storage facilities against the needs of Fourmile.

●	As the resource grows continue to assess the capacities of existing waste rock storage facilities against the needs of Fourmile.

1.17.5	Environment, Permitting, and Social and Community

●	Continue annual permit and land renewal requirements annually to support the Project.

●	Continue compliance monitoring and relationship with local regulators on key areas.

●	Continue engagement with rural communities that rely on the mining industry for employment and economic stability.

●	Advance additional permitting and authorizations required to continue development of the Project.

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S-K 1300 Technical Report Summary on the Fourmile Project

2	Introduction

2.1	Registrant

This Technical Report Summary (TRS or Report) on the Fourmile Project (also referred to as Fourmile or the Project), located in Nevada, USA, has been prepared by NGM, on behalf of the Registrant, American Barrick.

Nevada Gold Mines LLC (NGM) is the operating company for the joint venture (JV) partners, Barrick Mining Corporation (Barrick) and Newmont Corporation (Newmont). Barrick is (and upon completion of the IPO described below, the Registrant will be) the operator of the NGM Operations and owner of a 61.5% interest in NGM, with Newmont owning the remaining 38.5%.

On March 10, 2019, Barrick entered into an implementation agreement with Newmont to create a joint venture combining the companies’ respective mining operations, assets, Reserves and talent in Nevada, USA. This included Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. On July 1, 2019, the transaction closed, establishing NGM and Barrick began consolidating the operating results, cashflows and net assets of NGM from that date forward.

In August, 2026, Barrick and Newmont reached an agreement under which excluded properties, including Barrick’s Fourmile and Newmont’s Fiberline and Mike developments, will be contributed into the NGM joint venture. At the time of this report the final contribution into NGM has been agreed to but not yet completed.

Barrick is a Canadian publicly traded mining company with a portfolio of operating mines and advanced exploration and development projects across four continents. On February 5, 2026, Barrick announced its intention to complete an initial public offering (IPO) of a subsidiary (American Barrick or the Registrant) that would hold Barrick’s joint venture interests in the Project and certain other assets and liabilities. Subject to and upon completion of the IPO, American Barrick will be the operator of the Project and owner of a 61.5% interest in NGM.

Newmont is a publicly traded mining company with a portfolio of operations and exploration projects in North America, South America, Australia, and Africa, based in Denver, Colorado, USA.

2.2	Terms of Reference

This Report was prepared in accordance with the guidelines set out by the United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged

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S-K 1300 Technical Report Summary on the Fourmile Project

in Mining Operations (S-K 1300) and Item 601(b)(96) Technical Report Summary of Regulation S-K. Mineral Resource estimates were prepared in accordance with S-K 1300 and using the guidance outlined in CIM Estimation of Mineral Resources and Mineral Reserves (MRMR) Best Practice Guidelines 2019 (CIM (2019) MRMR Guidelines).

The purpose of this Report is to support public disclosure of Mineral Resource estimates at the Project as of December 31, 2025.

The effective date of this TRS is December 31, 2025.

All Mineral Resources are reported exclusive of Mineral Reserves and as in-situ material (before mining).

All Mineral Reserves are reported as material delivered to the processing facilities including losses and dilution from mining activities.

All costs presented in this document are in USD (US$ or $) unless otherwise noted.

The Report uses both the metric system and US customary units as noted, and US English spelling.

2.3	Information Sources

The authors have utilized various internal presentations, memos, reports, and previous Canadian National Instrument Technical Reports (NI 43-101) in the compilation of this TRS. The documentation reviewed, and other sources of information, are listed in the References (Section 24) of this report.

NGM sources have been utilized throughout this report to ensure consistency in management and in reporting.

2.4	Qualified Persons Site Inspection

Below are details of the most recent personal inspections of the Qualified Persons (QPs) and their areas of responsibilities:

●

Mark Roux, (Pr.Sci.Nat.) is employed by Barrick as Evaluations Manager, Resource Geology and has conducted regular visits to all operations of NGM. He oversaw the resource estimation for this TRS. His most recent visit to site was November 6 through November 9, 2025, to participate in an audit of resource estimation, including review of data collection and QA/QC, geologic and block models, grade estimation, and resource optimization.

●

Thamsanqa Mahlangu (Pr. Eng. ECSA) is employed by Barrick Mining Corporation as Lead Technical Specialist, Metallurgy and manages the planning and execution of metallurgical test work, reviews metallurgical improvements, including recovery predictions as well as provides

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S-K 1300 Technical Report Summary on the Fourmile Project

guidance as required for potential plant improvements. His most recent visit to site was in October 2026.

●

Blaine Bovee, SME (Reg.), is employed by SLR International Corporation as Director of Studies – Principal Mining Engineer. He reviewed the mining aspects of the Fourmile Project, including the cut-off grade methodology, the resulting mineable shapes, the mining dilution and recovery assumptions, and other elements of the mine plan. Due to the early stage of the project and lack of underground drifting or development, a site visit was not completed.

●

Clifford Krall, SME (Reg.), is employed by Barrick as Head of Mine Engineering, North America and regularly visits operations within NGM. Due to the early stage of the project, a recent site visit was not completed. He has reviewed and evaluated the property, environmental, and permitting considerations and economic analyses.

The QPs and their responsibilities for this TRS are summarized in Table 2-1.

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S-K 1300 Technical Report Summary on the Fourmile Project

Table 2-1   QP Responsibilities

Qualified Person	Company	Title/Position	Sections
Mark Roux, Pr.Sci.Nat.	Barrick Mining Corporation	Evaluations Manager – Resource Geology	5 to 9, 11
Thamsanqa Mahlangu, Pr.Eng.	Barrick Mining Corporation	Lead Technical Specialist, Metallurgy, NGM	10,14 and 18 (met)
Blaine Bovee, SME (Reg.)	SLR International Corporation	Director of Studies – Principal Mining Engineer	12, 13,15 and 18 (mining)
Clifford Krall, SME (Reg.)	Barrick Mining Corporation	Head of Mine Engineering, North America	3, 4, 16, 17, 19, 20
All	-	-	1 to 2, 21 to 26

2.5	Previous Technical Report Summaries

This report is the first filed TRS required under the US securities obligations for American Barrick.

2.6	List of Abbreviations

Table 2-2   Element and Variable Abbreviations

Element/ Variable	Description	Element/ Variable	Description
Ag	Silver	Fe	Iron
Au	Gold	SS	Sulfide sulfur wt %
AuCN	Cyanide soluble gold	Preg-rob (prclc)	Preg-robbing potential %
Corg or TCM	Organic carbon wt % or total carbonaceous material wt %	CO3	Carbonate wt %
Ctot	Total carbon wt %	Stot	Total sulfur wt %
Cu	Copper	Zn	Zinc
CuCN	Cyanide soluble copper wt%	CuAS	Acid soluble copper wt%
As	Arsenic ppm	Hg	Mercury ppm
U	Uranium	Pb	Lead
Ar	Argon

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S-K 1300 Technical Report Summary on the Fourmile Project

Table 2-3   List of Abbreviations

Unit	Measure	Unit	Measure
°	degree	m3	cubic metre
°C	degree Celsius	m3/d	cubic metre per day
µm	micrometre	m3/hr	cubic metres per hour
A	ampere	Ma	million years
AMSL	above mean sea level	min	minute
CIL	Carbon-in-Leach	mm	millimetre
cm	centimetre	Moz	million ounces
DDH	Diamond Drill Holes	MPa	megapascal
ETP	Effluent Treatment Plant	Mt	million metric tonnes
ft	foot (length)	Mtpa	million metric tonnes per annum
FTCIL	Flotation tails CIL	MW	megawatt
G	giga (billion)	NAG	non-acid generating
g	gram	oz	Troy ounce (31.1034768 g)
g	gravitational force equivalent	P80	80% passing
g/t	grams per tonne	PAG	Potentially Acid Generating
GWh	gigawatt hour	PFS	Pre-Feasibility Study
ha	hectare	POX	Pressure Oxidization
HDS	high density sludge	ppm	parts per million, equivalent to 1 gram per tonne (g/t)
hp	horsepower	PSI	pounds per square inch
hr	hour	PSIG	pounds per square inch gauge
hrs	hours	QP	Qualified Person
in	inch	RAB	Rotary Air Blast
IP	Induced polarization	RC	reverse circulation drilling
k	kilo (thousand)	RL	relative elevation
kg	kilogram	s	second
km	kilometre	SABC	Semi-Autogenous ball mill crusher
km2	square kilometre	SAG	Semi-Autogenous grinding
koz	thousand ounces	SPI	Power Index
kPa	kilopascal	t	metric tonne
kPaG	kilopascal gauge	t/m3	metric tonne per cubic metre
kt	thousand metric tonnes	tpa	metric tonnes per annum
ktpa	kilotonne per annum	tpd	metric tonnes per day
kV	kilovolt	tph	metric tonnes per hour
kW	kilowatt	TSF	Tailings Storage Facility
kWh	kilowatt-hour	US$	United States dollar
kWh/t	kilowatt-hour per tonne	V	volt
L	litre	v/v	volume to volume
L/s	litres per second	W	watt
M	mega (million)	wt %	percentage by weight
m	metre	yr	year
m2	square metre	YTD	year-to-date

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S-K 1300 Technical Report Summary on the Fourmile Project

3	Property Description

3.1	Project Location

The Fourmile Project is in north-central Nevada approximately 100 km (62 miles) southwest of Elko in Eureka and Lander Counties, Nevada, USA (see Figure 3-1).

It is located approximately 490 m (1,600 ft) north of NGM’s Goldrush operations, at the head of Horse Canyon, Fourmile Canyon and Willow Creeks. The project is situated near the crest of the Cortez Range at elevations ranging from approximately 1,525 to 2,620 m AMSL (5,000 to 8,600 ft AMSL).

The Fourmile Project area is mostly within the area covered by the Goldrush Plan of Operations (PoO) with proposed infrastructure and access within the Mill Canyon, and Cortez PoO areas (see Table 3-1 and Figure 3-2).

A PoO is a comprehensive document, approved and administered by the United States Bureau of Land Management (BLM), that details numerous aspects of a proposed mining project. A PoO typically covers factors including:

●	Project overview - such as location, the mineral(s) to be extracted, the chosen mining and processing methods and equipment, and a timeline for operations;

●	Baseline environmental conditions;

●	Environmental impact mitigation strategies;

●	Reclamation strategy; and

●	Monitoring programs.

An additional PoO is under consideration by the BLM for the Bullion Hill Exploration Declines. These declines are proposed to provide additional access to the orebody, support further resource delineation, and collect additional data to support the successful mining of Fourmile.

Access to the Fourmile Bullion Hill Exploration Decline will originate from NGM’s Cortez PoO area, where a new access road will be developed. Supporting infrastructure, including a workshop, offices, and a change house, is also proposed at this location.

Table 3-1   Fourmile Project Associated PoO Summary

PoO Name	Type of PoO	Easting	Northing	Area (ha)
Goldrush	Operations PoO	538,835.79	4,442,168.12	8,041.66
Mill Canyon	Exploration PoO	536,820.78	4,450,485.91	2,628.85
Bullion Hill – Proposed	Exploration PoO	535,471.71	4,451,232.93	403.84
Cortez	Operations PoO	526,136.63	4,451,067.02	25,073.32

Note: Easting and Northing coordinates are approximate PoO centroid locations in metres, UTM Zone 11 North, NAD83

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S-K 1300 Technical Report Summary on the Fourmile Project

OREGON
IDAHO
UTAH
CALIFORNIA
ARIZONA
N E V A D A
HUMBOLDT
WASHOE
PERSHING
ELKO
LANDER
EUREKA
CHURCHILL
WHITE PINE
LYON
MINERAL
NYE
ESMERALDA
LINCOLN
CLARK
Winnemucca
Battle Mountain
Carlin
Elko
Wells
West Wendover
Fourmile
Lovelock
Reno
Fallon
Austin
Eureka
Ely
Carson City
Hawthorne
Tonopah
Las Vegas
80
580
15
215
11
Legend
Fourmile Project Location
Nevada State Outline
Nevada State Capital
Town/City
US Interstate
Nevada State Route
US Highway
Nevada Counties
N
0 60 120 Miles
0 90 180 Kilometers

Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983.

Fourmile Project Location Map

State of Nevada

February 18, 2026 - JJR

North American Land Department

310 S Main St, Salt Lake City, UT 84101

This map is the property of Barrick Gold North America and is for reference only. Locations are approximate.

BARRICK

Figure 3-1   Fourmile Project Location Map

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S-K 1300 Technical Report Summary on the Fourmile Project

Figure 3-2   Fourmile Project Location and Project Limits

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S-K 1300 Technical Report Summary on the Fourmile Project

3.2	Land Tenure

3.2.1	Mineral Rights

The mineral rights owned or controlled by Barrick have been acquired through an extensive history of its own operations, previous operators, mergers and acquisitions, and leases, some of which date back many decades. Post vend-in the mineral rights will be transferred to NGM.

Fourmile Mining Claims and Entries

The Fourmile Project covers a total area of approximately 1590.98 ha. The PoO areas include private land (surface and minerals) owned or controlled by Barrick, NGM, and federal land administered by the BLM. Post vend-in the private lands will be transferred to NGM.

NGM and Barrick’s mineral rights are held through ownership of a total of 216 unpatented lode mining claims, subject to the paramount title of the Federal Government.

Each unpatented claim is marked on the ground and does not require a mineral survey. The unpatented claims are maintained annually and do not expire as long as maintenance fee payments are filed with the BLM in a timely manner. These fees are $200 per claim per year and are due by September 1.

All mining leases and subleases are managed and reviewed monthly by the NGM Land Department, and all payments and commitments are made as required by specific agreements.

All property ownership information, including private land ownership and mining claims, is available to the general public through the relevant government agencies. All records are available for review in the respective agencies’ offices or on the following websites:

●	Eureka County - https://www.eurekacountynv.gov/

●	Lander County - https://www.landercountynv.org/

●	BLM - https://reports.blm.gov/reports/mlrs

Fee Property

Fee properties are privately owned lands on which property taxes are paid annually to the county in which the property is located.

Barrick holds two 40-acre parcels within the Fourmile Project. Records for these properties can be reviewed in person at the relevant Nevada county office or online at the websites listed above. Post vend-in the parcels will be transferred to NGM, as shown in Figure 3-3.

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S-K 1300 Technical Report Summary on the Fourmile Project

17
16
15
14
13
19
10
11
18
20
21
22
23
24
T27N, R49E
30
T27N, R48E
29
28
25
31
Fourmile
32
33
34
35
36
06
05
04
03
02
01
Eureka County
T26N, R49E
07
T26N, R48E
08
09
10
11
12
18

N

0 0.5 1 1.5 Miles

0 1 2 Kilometers

Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983.

Legend

Fourmile Project

Nevada Gold Mines (NGM) Owned (Fee) Land

USA Public Land Controlled by Nevada Gold Mines Claims

Fourmile Project
Land Status

October 30, 2026 - JJR

Nevada Gold Mines Land Department

1655 Mountain City Hwy. - Elko, Nevada 89801

This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.

NEVADA GOLD MINES

Figure 3-3   Fourmile Project Area Land Status

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S-K 1300 Technical Report Summary on the Fourmile Project

3.2.2	Surface Rights

In Nevada, approximately 85% of the total land is federally managed, primarily by the BLM, US Forest Service (USFS), US Department of Energy, and US Department of Defense.

Mining and exploration activities on these lands are subject to regulations from both federal and state agencies:

●

BLM: Requires a notice for exploration activities disturbing five acres or less. For disturbances greater than five acres, or bulk sampling involving more than 1,000 tons of material, PoO is mandatory; this includes all mining and processing activities. The BLM also requires reclamation bonds for any surface disturbance beyond casual use.

●	USFS: Governs land disturbance within forest lands and proposed wilderness areas.

●	Nevada Division of Environmental Protection (NDEP): Through its Reclamation Branch, the NDEP regulates mining, milling, exploration, or beneficiation activities that disturb more than five acres.

The NDEP, BLM, and USFS coordinate their management authorities through a Memorandum of Understanding (MOU) for Mining in Nevada. This MOU facilitates the joint approval of mining plans, authorizations, and financial bonds across these agencies.

3.2.3	Water Rights

In Nevada, all surface water and groundwater are public resources administered by the State Engineer through the Nevada Division of Water Resources (NDWR). Any appropriation of water, or change in the manner of use, place of use, or point of diversion of an existing right, requires a permit or approval issued by the State Engineer. Nevada Gold Mines (NGM) holds and manages a portfolio of permitted groundwater rights in the project area that authorizes mine dewatering and associated mining and milling uses in accordance with Nevada Revised Statutes and applicable permit conditions.

Fourmile is an underground operation that will manage passive inflows to underground workings and require planned dewatering from surface wells. Groundwater recovered from underground development and production activities, along with water produced from dedicated dewatering wells, will be managed under existing NDWR permits. In addition, water pumped from nearby underground operations, including Cortez Hills Underground (CHUG) and Goldrush Underground (GRUG), is integrated into the district-wide water management system and will help support Fourmile operations. All groundwater withdrawals are measured, tracked, and reported to NDWR in accordance with permit and regulatory requirements. NGM maintains compliance through active monitoring, accounting, and adaptive management of its permitted water rights.

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S-K 1300 Technical Report Summary on the Fourmile Project

3.3	Permits

Numerous State and Federal permits are required for exploration activities on the property. All activities on the Fourmile Project are conducted under the current Goldrush PoO approvals obtained and managed by NGM. NGM has acquired all permits required for the current exploration activities occurring at the Fourmile project. The processes to obtain and renew permits are well understood by NGM and similar permits have been granted to mining operations in the past. NGM expects to be granted any additional permits and approvals as necessary and foresees no impediment to receiving such permits. For permits that require renewal, NGM expects to obtain them in the normal course of business.

Permits submitted by Barrick will be transferred to NGM post vend in, and all future permits will be submitted as NGM.

Details of the permitting requirements and permit status are outlined in Chapter 17.

Environmental liabilities at the Fourmile Project consist of compliance obligations related to State and Federal permits and regulations. NGM has obtained and is compliant with all required State and federal permits. NGM conducts quarterly and annual monitoring of surface water, groundwater, and air quality, as well as ongoing review of closure and reclamation obligations to ensure these liabilities are appropriately managed.

Environmental considerations and monitoring programs for the Fourmile Project are discussed in Chapter 17.

There are no environmental violations or fines that may affect access, title, or the right or ability to perform work on the property.

3.4	Royalties, Payments, and Other Obligations

3.4.1	Government Mining Taxes, Levies, and Royalties

There are no State or Federal royalties payable on gold produced from the Fourmile project.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which differs from book income.

Effective 1 July 2021, Assembly Bill 495 (AB 495), passed by the Nevada State Legislature, established a new mining excise tax. The tax is levied on gross revenue from gold and silver mined in the State of Nevada and is calculated as follows:

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S-K 1300 Technical Report Summary on the Fourmile Project

●	First $20 million of gross revenue: exempt;

●	>$20 million to $150 million of gross revenue: taxed at a flat rate of 0.75%; and

●	>$150 million of gross revenue: taxed at a flat rate of 1.1%.

Therefore, Fourmile has an effective tax rate of 1.01%.

3.4.2	Claims Royalties

The Fourmile project is subject to the following three royalty agreements:

●

Royal Gold Royalty, which was the subject of a 2022 purchase agreement with Rio Tinto, is based on a sliding scale of 0% to 3.0% of gross value tied to the price of gold and is restricted to a 40% interest;

●	Wilson Royalty which is currently 1.258595% of the gross proceeds; and

●

BGUS AOI Production Royalty - Teck Royalty which is 10% of net profits from the products produced, recovered and sold from the property until 6 million ounces of gold have been produced from the property; thereafter the royalty will be equal to 15% of net profits.

3.5	Other Significant Factors and Risks

The QP understands that all environmental liabilities to which the property is subject to, have been appropriately addressed.

In the QP’s opinion, the surface rights secured for the Fourmile Project are sufficient for the operation of all required Project infrastructure, and sufficient surface area remains should expansion of the existing infrastructure be required.

To the extent known to the QPs, there are no other significant factors or risks that may affect access, title, or the right or ability to perform work on the Project that are not discussed in this Report.

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S-K 1300 Technical Report Summary on the Fourmile Project

4	Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1	Physiography and Climate

The Fourmile Project is situated in the high desert region of the Basin and Range physiographic province. It is an area of alternating valleys and mountain ranges which generally trend north. The Fourmile Project is located within the Crescent Valley and Pine Valley basins and in the Cortez Mountains range. The elevations in the Fourmile Project area vary from approximately 1,525 to 2,620 m AMSL (5,000 to 8,600 ft AMSL).

The climate in the region is classified as arid with precipitation varying from 13-23 cm (5-9 inches) per year in the lower regions and 28-41 cm (11-16 inches) in the higher mountainous regions.

The region has warm summers and generally mild winters; however, freezing conditions are common during winter. Underground activities are possible at the Project year-round. However severe winter events cause occasional interruptions to access for surface exploration operations.

Vegetation across the properties consists primarily of shrubs and grasses, such as sagebrush, rabbitbrush, cheatgrass, and grama. Juniper trees, pinion pine, mountain mahogany, and a variety of grasses are also present. In general, vegetation is relatively sparse. The valley floor is sparsely vegetated while the mountain slopes have small pinion pine and juniper trees.

4.2	Accessibility

The Fourmile Project is within the Cortez Mining District in Eureka and Lander Counties, with access via the Cortez Complex, through the Cortez and Goldrush PoO, as described below.

The Cortez Complex is located 100 km southwest of the town of Elko, Nevada in the Lander and Eureka Counties. Access to the Cortez Complex is approximately 51 km east from Battle Mountain, Nevada, on the I-80. Alternative access is from Elko, Nevada, approximately 72 km west to the Beowawe exit, then approximately 56 km south on Nevada State Route 306, which extends southward from I-80. Both I-80 and Nevada State Route 306 are paved roads.

The areas within the Fourmile Project can be reached using a combination of county and state highways, as well as unpaved minor roads, some of which are maintained by NGM. Generally, these roads are suitable for travel in most weather conditions. However, access may be restricted during extreme weather events, such as heavy snow or significant rainfall.

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The Union Pacific Rail line runs parallel to I-80. NGM operates the Dunphy Rail Terminal, which is situated approximately 43 km west of Carlin township. This terminal facilitates the transportation of bulk commodities, including lubricants, fuel, and ball mill consumables. From the Dunphy Rail Terminal, these materials are then transported by commercial trucking services to the various NGM operations.

There are regional airports at Reno (approximately 330 km WSW of the operations) and Elko (approximately 50 km NE of the operations).

4.3	Seismicity

The Fourmile Project is located within a region classified by the United States Geological Survey (USGS) as having a moderate earthquake hazard.

4.4	Local Resources and Infrastructure

The Fourmile project is located in a major mining region and local resources including labor, water, power, natural gas, and local infrastructure for transportation of supplies are well established. Mining has been an active industry in northern Nevada for more than 150 years. Elko (population of approximately 20,500) is a local hub for mining operations and services necessary for mining operations are readily available.

There are adequate schools, medical services and businesses to support the proposed workforce. A skilled and semi-skilled mining workforce has been established in the region as a result of on-going mining activities. Workers for adjacent operations generally live in the surrounding communities.

Fourmile also utilizes the JD Lodge in Pine Valley to support its drilling and support teams and reduce the commute time required for access to the drilling areas of Fourmile.

Nearby extensive infrastructure, including process plants, tailings, leach and waste facilities, offices, roads and rail connections, power, process and potable water facilities, and communication facilities, have been established over time by NGM and previous operators to support their mining operations. It is fully expected that the Fourmile Project will be able to leverage this infrastructure with incorporation into the NGM JV. Site infrastructure is discussed in Section 15.

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S-K 1300 Technical Report Summary on the Fourmile Project

5	History

The Fourmile Project is located within a mature mineral district with a long history of exploration and mining of various commodities. Modern exploration and mining activities commenced in the 1860’s and has continued until the present day. Historically, exploited minerals have included gold, copper, lead, silver, tungsten, antimony, and barite, among others.

Modern exploration commenced along the Battle Mountain–Eureka Trend in the 1960s with the discovery of the Cortez deposits on the western flank of the Cortez range. Since that time exploration efforts in the area have been continuous.

The Horse Canyon deposits were discovered in early 1976. Four pits: North, South, South Extension and South Silicified Zone were mined by Cortez Joint Venture in the period from 1983 to 1987. Approximately 3.5 Mt were mined with approximately 385,000 oz of gold recovered. The Red Hill prospect (currently part of Goldrush) to the southeast of the Horse Canyon deposit was drilled by the Cortez Joint Venture in 1987-88 to explore for near-surface oxide gold mineralization with limited success.

Exploration in the area was renewed by Placer Dome in the early 2000’s when a better understanding of the district stratigraphy indicated the potential for favorable host rock, namely the Wenban Formation to be within reasonable depths in the area. In 2002, several deep reverse circulation (RC) holes, drilled on the east side of Red Hill (southeast of the former Horse Canyon mine), intersected mineralization at depth in lower-plate carbonates. Follow-up drilling in late 2004 yielded at least two discovery-quality gold intercepts (15-30 m @ > 10 g/t).

After the 2006 acquisition of Placer Dome and Cortez by Barrick, numerous exploration and drilling campaigns were conducted across the property as outlined in Section 7.

Table 5-1 summarizes the deposit discovery and development programs conducted from 1960 to present.

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S-K 1300 Technical Report Summary on the Fourmile Project

Table 5-1  Fourmile Development History

Year	Operator	Work Performed	Key Results / Findings
1960s	Early modern exploration	Exploration along the Battle Mountain–Eureka Trend	Discovery of Cortez deposits; continuous exploration thereafter.
1976	Cortez Joint Venture	Horse Canyon discovery; Identification of multiple pits (North, South, South Extension, South Silicified Zone)	~3.5 Mt mined and ~385,000 oz Au recovered (1983–1987).
1987–1988	Cortez Joint Venture	Drilling at Red Hill prospect	Limited success identifying near-surface oxide mineralization.
Early 2000s	Placer Dome	Renewed deep exploration based on improved stratigraphic model	Wenban Formation identified at mineable depths.
2002	Placer Dome	Deep RC holes east of Red Hill	Intersected mineralization in lower-plate carbonates.
2004	Placer Dome	Follow-up drilling	Two discovery-quality intercepts (50–100 ft @ >0.3 opt).
2007-2026	Barrick	Expanded exploration and drilling activities.	Maiden Resource for Fourmile declared 2019.
Post Vend In	NGM	Defining mineral resource through drilling activities	-

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S-K 1300 Technical Report Summary on the Fourmile Project

6	Geological Setting, Mineralization, and Deposit

6.1	Regional Geology

Nevada records a complex tectonic history evidenced by repeated accretion-subduction and extensive rifting events. The assembly and breakup of the supercontinent Rodinia reworked the lithosphere, significantly affecting the western US margin. Rifting related to the breakup of Rodinia subsided in the early-Cambrian when sedimentation began along the resultant passive margin. From the Cambrian to Early Mississippian, a westward-thickening, prism-shaped sedimentary package was deposited from the outer margins of the continental shelf into an adjacent oceanic basin in northern Nevada. The western sedimentary package is dominantly siliciclastic rocks compared to the eastern portion of the sedimentary package which are dominantly silty carbonate rocks. A regional geologic map of the area of interest (AOI) is shown in Figure 6-1.

Major gold deposits within northeastern Nevada formed along discrete linear trends that reflect ancient lithospheric-scale structures related to rifting of the Precambrian basement along the craton margin. Local trends are complicated by sub-basin development along the continental margin disrupting the passive margin leading to a concentration of slope-facies sequences (Christensen, 1993). Faulting or underwater avalanches deposited extensive debris flow and turbidite sub-facies within the shelf environment (Crafford and Grauch, 2002). Periods of transgression flooded sub-basins with platform carbonates followed by intermittent periods of regressions that oxidized iron-bearing minerals to ferrous-iron within siliciclastic components (Cook and Corboy, 2004).

The dynamic and prolonged depositional environment within heterogeneous sub-basins concentrated the deposition of high-energy shelf-facies that are characterized by highly permeable mixtures of siliciclastic and carbonate components that are important hosts to Eocene Carlin-Type deposits.

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S-K 1300 Technical Report Summary on the Fourmile Project

Map View
Extents
Nevada
N
200 km
N
50 km
Legend
TQA-Gravels
QT-Hot Spring
TG-Tertiary Gravels
QTB-Basalts
TB-Basalts
TV - Tertiary Volcanics
Miocene-Volcanics
MO-Volcanics
OE-Volcanics
TI - Tertiary Intrusions
MZV - Mesozoic Volcanics
K-Intrusives
J-Intrusives
MZS - Mesozoic Sediments
GA - Golconda Allocthon
AO - Antler Overlap
RMA - Roberts Mountain Allochthon
LP - Lower Plate C-Dev
LLP - Lower Plate pC-C
Basement/Core Complex
AT - Accreted Terranes
Cortez District
Fourmile

Source: Barrick 2025

Figure 6-1 Fourmile Project Regional Geology

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S-K 1300 Technical Report Summary on the Fourmile Project

6.2	Local Geology

The Fourmile Project is geologically located within the Cortez District. The Cortez District litho-structural architecture reflects the complex tectono-magmatic history of the greater region. Geology is characterized by broad NNW trending antiforms soled by Mesozoic thrust faults. Carlin-type gold deposits are hosted within structurally disrupted, autochthonous eastern assemblage platform to slope facies carbonates.

Deformation phases that are most relevant to mineralization across the Cortez District are best summarized by Rhys et al., 2015. Although this work is focused on the Carlin Complex, these phases are observed regionally, with slight local variations. These phases are summarized in Table 6-1.

Table 6-1  Summary of Deformation Phases Across the Cortez District

Phase	Description
I	Thin-skinned contraction thrusted the deep marine sediments of the Roberts Mountain Allochthon eastwardly over and collapsing the passive margin shelf and platform deposition in the late Devonian.
II	Thick-skinned contraction evidenced by low-angle thrust faults propagated east-verging inclined to recumbent folds that trend north-south (local northwest to west vergence also observed). This Jurassic event refolded Phase I folds.
III	Far-field contraction in the hinterland of the Cretaceous Sevier Orogeny resulted in NE to NW-trending upright open folds refolding both Phase II and I folding.
IV	Eocene extension and magmatism introduced Carlin gold mineralization. Fluid-rock interaction was highest at Phase II and III-fold intersections, where high displacement oblique-normal faults commonly activate along the steep limbs of deposit-scale Phase II recumbent folds.

Post-mineral deformation is dominantly associated with the Miocene (20-14 Ma) basin-and-range extension. Resultant north–south normal fault activation typically develops half-graben basins that focused the deposition of post mineral sediments.

Gold-bearing hydrothermal fluid was low-temperature, estimated to be less than 150-200°C, and mildly acidic. Within platform-facies rocks like limestone, the acidic fluid is rapidly buffered due to the alkalizing effect of pure carbonate, restricting the intensity of alteration. Conversely, deep siliciclastics of ocean basin facies are non-reactive, resulting in low fluid-rock interaction and therefore minor to no alteration.

Shelf-facies rocks are favorable not only for their high permeability but because of the heterogeneous combination of highly reactive carbonate components balanced with siliciclastic rocks of varying composition. The acidic fluid reacts with aluminosilicates causing argillization (feldspars altered to phyllosilicates and clay minerals), releasing hydrogen ions into solution driving further acidity. Reaction with carbonate components is propelled by the acid generation, and not buffered by the carbonates, causing laterally extensive zones of decalcification (the dissolution of carbonate components). This process also causes collapse-dissolution breccia development in local areas of higher carbonate content.

Gold mineralization was emplaced approximately 39 Ma ago in response to slab rollback induced extension and asthenospheric upwelling, which generated voluminous magmatism simultaneously with mineralization. Eocene intrusions are inferred to exist at depth, with discrete felsic dikes intruding various deposits. Muntean et al., 2011 and references therein propose that the source of gold is magmatic-hydrothermal related to this event.

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The culmination of structural preparation through the complex evolution of Nevada generated intensely altered rocks and localized dissolution-collapse breccia that focused along favorable structural intersections. This resulted in discrete, prolate zones of hyper-focused fluid-rock interaction that typically hosts the highest gold grades. Away from these structural intersections, oblate mineralization is dominantly stratabound, albeit at relatively lower grades.

Gold is transported by bisulfide complexes that are destabilized during high fluid-rock reaction facilitated by available ferrous iron. Sulfidation occurs at the interaction with reactive ferrous iron destabilizing the sulfur from solution and is the principal mechanism for gold precipitation. Gold is structurally bound to the crystal lattice of the resultant hydrothermal pyrite, which is commonly arsenian and/or trace element enriched. Hydrothermal pyrite forms a rim on pre-ore pyrite. Muntean et al. (2011) postulated that gold traveled in its ionic form (Au1+), resulting in a highly efficient scavenging of gold from solution due to the strong affinity to the negatively charged surface of hydrothermal pyrite.

Post-mineral Basin and Range extension further modified the structural framework, activating N-S to NW-SE and NE-SW normal faults. These faults commonly form half-graben geometries and locally offset mineralized zones. A geologic map of the greater Cortez District is shown in Figure 6-2 with a representative cross-section shown in Figure 6-3.

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S-K 1300 Technical Report Summary on the Fourmile Project

Gold Acres
Pipeline &
Crossroads
Geology
N
3 km
Cortez Pits
Cortez Hills
NGM
Barrick
B
Fourmile
Goldrush
B'
Buckhorn
(LS Epithermal)

Source: Barrick, 2025

Figure 6-2   Geologic Map, Cortez District

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S-K 1300 Technical Report Summary on the Fourmile Project

Source: Barrick, 2025 Cross Section B-B’ from Figure 6-4

Figure 6-3   Long Section B-B’ Across Fourmile – Goldrush Complex

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S-K 1300 Technical Report Summary on the Fourmile Project

6.3	Property Geology

Fourmile is in north-central Nevada in the Cortez district, along the Battle Mountain–Eureka Trend, immediately east of the Cortez Hills mine and forming the northern extension of the Goldrush deposit. The geology reflects the classic north-central Nevada framework, where upper-plate siliciclastic rocks were thrust over lower-plate passive-margin limestones. Property geology can be seen in Figure 6-4. Local metamorphism from the Jurassic Mill Canyon stock has produced zones of calc-silicate hornfels and marble within the lower-plate sequence.

The stratigraphy is folded into a broad, NNW trending, double-plunging anticline. This broad architecture is closely tied to east-verging compression, most notably along the Sadler Fault. The Sadler Fault functions as a complex fault system composed of ramps, imbricate splays, and second-order structures. It is a major zone of deformation and permeability, exerting strong control on fluid flow, alteration, and ultimately the distribution of mineralization across the Fourmile project.

Extensional faults are present along the property, forming preferentially along pre-existing points of weakness developed during compression. These faults tend to be local and discontinuous with little offset and likely subtle reactivation along Jurassic faults. Some normal faults across the property were successful in developing appreciable offset. Examples from across the range are the Cortez fault, Dry Hills fault, Horse Canyon fault, and the Belmont fault, which each have post-mineral offset to different degrees.

The lower-plate stratigraphic sequence in chronological order from the oldest to youngest is shown in Figure 6-5, which also highlights the primary lithostratigraphic units relevant to gold mineralization at Fourmile.

•	The Devonian Blue Hill Formation (Dbh) comprises carbonaceous mudstone and argillite with common phosphate nodules and local quartzite or sandstone members.

•	The Devonian Horse Canyon Formation (Dhc) contains thinly laminated calcareous siltstone interbedded with black cherty argillite.

•	The Devonian Wenban Formation (Dw) forms a major host unit and includes laminated micrite, massive limestone, and intervals of soft-sediment deformation, bioturbation, debris flows, and turbidites.

•	The Silurian Roberts Mountains Formation (Srm) consists of silty limestone with variable grain size and turbidite content, representing lower-slope apron deposits.

•	The Ordovician Hansen Creek Formation (Ohc), composed of platform-facies dolomites and limestones.

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S-K 1300 Technical Report Summary on the Fourmile Project

•	The Ordovician Eureka Quartzite, a well-sorted, near-shore arenite to calcareous or dolomitic quartzite with local cross-bedding.

•	The Cambrian Hamburg Formation comprises medium- to coarse-grained dolostone with characteristic banding and bioturbation.

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S-K 1300 Technical Report Summary on the Fourmile Project

Crescent
Ordovician Vinini
(Upper Plate)
RMT
Jurassic Mill
Canyon Stock
Cortez
Dorothy
Sophia
Blanche
Rose
Horse Canyon
Tenabo
Dry Hills
Silurian to Devonian
Slope Rocks
(Lower Plate)
Miocene NNR Basalts
Aspen
Buckhorn
Barrick 100%
NGM JV
LEGEND
Au Deposit footprints
Thrust faults
(dashed where inferred)
Normal faults
(dashed where inferred)
Anticline at Dw5/Dw4 contact
(projected to surface)
3.0km

Figure 6-4   Fourmile Property Geology (source Barrick, 2025)

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S-K 1300 Technical Report Summary on the Fourmile Project

Figure 6-5   Fourmile Project Stratigraphy (Source: Barrick, 2025)

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S-K 1300 Technical Report Summary on the Fourmile Project

6.4	Mineralization

Fourmile hosts Carlin-type gold mineralization over roughly 2.5 km of strike, occurring at depths of approximately 650–1,650 m, with the system remaining open along strike and downdip. Mineralization styles include replacement, breccia hosted, and fault-controlled systems, broadly grouped into two domains:

•	Fault controlled along the Sadler thrust system and associated splays; and

•	Stratiform controlled along the Devonian Wenban 8 and Wenban 5 sub-unit contact.

High-grade zones are best developed where fluid-rock interaction was most intense, producing narrow, vertically elongated bodies of strongly sulfidized and altered rock. Surrounding these are broader, laterally extensive stratabound zones of lower-grade mineralization. Gold was transported in bisulfide complexes and precipitated during sulfidation reactions with ferrous iron, forming arsenian hydrothermal pyrite that rims earlier pyrite generations.

Mineralization is largely continuous along the west dipping Sadler Fault, averaging about 10 m in thickness, but locally pinches and can expand to more than 30 m where intense brecciation has developed. Stratiform mineralization occurs along the Wenban 8 and 5 contact, has strong continuity of mineralization from 5-15 m thick in the southern kilometer of the trend before tapering northward. Thickness may be higher at intersections between the contact and other structures.

Replacement mineralization and dissolution breccias typically follow the Wenban 8- Wenban 5 contact and is marked by decarbonatization, silicification, and sulfidation. Breccia-hosted mineralization occurs in both the footwall and hanging wall of the Sadler and Anna fault, commonly within fault, collapse- or cavity-related breccias, with gold occurring in clasts, matrix, or both. Geology and mineral controls can be seen on Figure 6-6.

Although Fourmile has not been directly dated, mineralization is inferred to be contemporaneous with other Carlin-type systems in the district. Regional studies indicate gold deposition around 36 Ma, linked to slab rollback, extension, and associated magmatism. Eocene intrusions are believed to exist at depth, and felsic dikes observed across the district support a magmatic-hydrothermal source for gold, consistent with interpretations by Muntean et al. (2011). The interplay of structural preparation, dissolution-collapse brecciation, and reactive host rocks created focused pathways for hydrothermal fluids.

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S-K 1300 Technical Report Summary on the Fourmile Project

Source: Barrick, 2025; Cross-section C-C’ from Figure 6-6.

Figure 6-6   Cross Section C-C’ showing Fourmile Geology and Mineralization Domains

6.5	Deposit Types

The mineral deposits along the Carlin trend and Battle Mountain – Eureka trend form a suite of deposits known as Carlin type deposits and includes the archetype Carlin deposit that was discovered in 1961.

Carlin mineral systems are a unique class of epigenetic ore deposits with enigmatic origins. They are unique due to the size and scale of deposits that formed exclusively within NE Nevada during the middle-Eocene period (42-35 Ma), establishing the area as a world-class gold complex. Carlin mineral systems are enigmatic due to their unknown, distal source of gold, as well as deposit characteristics and hydrothermal conditions that culminate to being atypical of most documented mineral systems.

Carlin-type deposits are summarized by Cline et al. (2005), including 8 common features that culminate to define the unique deposit type:

1.	Protracted tectonic evolution of accretion-subduction;

2.	Carbonate shelf-facies host rocks;

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3.	Replacement style mineralization with structural and stratigraphic ore controls and a lack of veins;

4.	Hydrothermal alteration characterized by decalcification, silicification and argillization;

5.

Ore paragenesis characterized by auriferous arsenian pyrite formed by sulfidation during replacement where the majority of gold is invisible, in the form of Au+1, followed by late orpiment, realgar, and stibnite;

6.	Au-Tl-As-Hg-Sb-(Te) geochemical signature in both the ore and ore-stage pyrite that is low in Ag (Ag/Au < 1) and base metals;

7.	Low temperatures (<240°C) and shallow depth of formation (<2 km to 3 km); and

8.	Lack of clear relationship with upper crustal intrusions, as exemplified by the lack of mineralogical or elemental zoning at scales of <5 km to 10 km laterally and <2 km vertically.

The leading hypothesis for the genesis of Carlin-type deposits is a magmatic-hydrothermal origin (Muntean et al. 2011). Terrane accretion around 45 Ma jammed up the subduction zone resulting in arc cessation and inward migration towards Nevada. Down-going pelagic sediments hydrated the lithosphere lowering the melting point of crustal rocks. As the plate progressively cooled and became denser, it tore causing the slab to roll back exposing the asthenosphere, resulting in crustal extension during upwelling.

A siderophile-enriched resistate likely exists within metasomatized sub-continental lithospheric mantle from Precambrian rifting and enriched through a protracted accretion-subduction tectonic evolution. Exposure to the asthenosphere induces mass-scale crustal anatexis enriched in siderophiles resulting in a siliceous large igneous province as the magma advances through the crust.

Nevada is possibly unique due to the crustal composition that significantly influences the magmatic redox state. Crustal compositions in Utah are oxidizing resulting in porphyry style mineralization that is copper-enriched; whereas in Nevada, the high proportion of carbon-bearing upper crustal rocks has a strong reducing impact on the magma producing metaluminous plutons that can host intrusion-related gold-rich deposits.

Other hypotheses have been proposed including meteoric fluid circulation resulting from crustal extension and widespread magmatism; metamorphic fluids, possibly with a magmatic contribution, from deep or mid-crustal levels, and; upper crustal orogenic-gold processes within an extensional tectonic regime.

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6.6	QP Comments on Geological Setting, Mineralization, and Deposit

6.6.1	Geological Setting

The Fourmile deposit is situated within the Cortez District of north-central Nevada and exhibits geological characteristics consistent with a well-developed Carlin-type gold system. Mineralization is hosted predominantly within reactive carbonate rocks of the Devonian Wenban Formation and is spatially associated with the Sadler thrust system and related fault splays. Geological controls on mineralization are well understood and comprise a combination of stratigraphic, structural, and alteration features, including favorable carbonate host rocks, dissolution-collapse breccias, and major fluid conduits associated with thrust faulting.

The geological model reflects a robust understanding of the interaction between structural preparation, host rock reactivity, and hydrothermal fluid flow. The continuity of favorable host stratigraphy and mineralized structures has been demonstrated through drilling over approximately 2.5 km of strike length and more than 1 km of vertical extent. The Qualified Person considers the geological interpretation to be appropriate for Mineral Resource estimation and mine planning at the Initial Assessment level.

6.6.2	Deposit Type

The Fourmile deposit is classified as a Carlin-type gold deposit and shares the principal characteristics of major deposits within the Cortez and Carlin trends. Mineralization is characterized by replacement-style and breccia-hosted gold associated with decarbonatization, silicification, and sulfidation of carbonate host rocks. Gold occurs predominantly as submicroscopic gold hosted within arsenian pyrite and exhibits the geochemical and mineralogical characteristics typical of Carlin-type systems.

Although direct age constraints for Fourmile are not currently available, geological relationships and regional geochronological data support formation during the Eocene Carlin mineralizing event. The deposit is interpreted to have formed as part of a district-scale magmatic-hydrothermal system associated with regional extension, slab rollback, and deep-seated magmatism. The Qualified Person considers the deposit classification and genetic interpretation to be well supported by available geological, mineralogical, geochemical, and structural data.

6.6.3	Mineralization

Gold mineralization at Fourmile occurs within two principal domains: (i) stratiform mineralization localized along the Wenban 8–Wenban 5 sub-unit contact, and (ii) structurally controlled mineralization associated with the Sadler thrust system and associated splays. Mineralization remains open along strike and at depth.

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The Sadler Fault hosts a continuous corridor of mineralization that averages approximately 10 m in thickness and locally expands to greater than 30 m in zones of enhanced brecciation. Stratiform mineralization along the Wenban 8–Wenban 5 contact demonstrates strong continuity over the southern portion of the deposit and is further enhanced where favorable stratigraphy intersects major structures. Higher-grade mineralization is associated with strongly sulfidized dissolution-collapse breccias and structurally prepared zones that focused hydrothermal fluid flow.

Drilling completed to date demonstrates good continuity of both geology and grade within the principal mineralized domains. The controls on mineralization are sufficiently understood to support the assumptions utilized in Mineral Resource estimation. Remaining geological uncertainty is primarily associated with the extent of mineralization beyond the current drill pattern and the geometry of localized high-grade shoots; however, these uncertainties are not considered unusual for deposits at this stage of evaluation and do not materially impact the overall geological model.

6.6.4	Overall Geological Conclusion

The Qualified Person considers the Fourmile deposit to be a robust Carlin-type gold system with well-defined geological controls, continuity of mineralization, and characteristics consistent with other world-class deposits within the Cortez District. The geological understanding achieved through drilling, geologic modeling, structural interpretation, alteration studies, and geochemical analysis is considered sufficient to support the Mineral Resource estimate and the advancement of the project at the Initial Assessment level.

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7	Exploration

7.1	Exploration Excluding Drilling

The Fourmile Project is within a mature mineral district with a long history of exploration and mining of various commodities. Modern gold exploration started in the early 1960s with near continuous activity to present day. NGM has integrated legacy data from numerous operators and continues to generate data in pursuit of new discoveries throughout the land package. Significant opportunities remain along strike and down dip of fertile structures, and below Upper Plate and post-mineral cover peripheral to the deposits.

Exploration activities other than drilling include geologic mapping, surface sampling, and geophysics to define areas of prospectivity and target generation for drill testing.

7.1.1	Geologic Mapping and Geochronology

Geologic mapping has occurred in the district spanning back to late 19th century. Multiple modern regional and local scale geologic maps have been generated by a variety of operators. Several local scale geologic maps have been created and compiled in the greater Goldrush-Fourmile sub-district since the late 1970s, with several modern adaptations since the Goldrush discovery in the early 2000s. Geological mapping was completed over approximately 35 km² of the Fourmile project area between 2018 and 2024. Mapping was conducted at scales ranging from 1:2,000 to 1:10,000 and focused on lithologic contacts, structural features, alteration assemblages, and mineralized outcrops.

Current surface and underground mapping is completed digitally using Tablet PCs and ArcGIS based systems. All historical paper maps are now scanned and imported into 3D software for digitization into standardized geologic and geotechnical layers.

Geochronological investigations have taken place since the 2000s within the area. Within the greater district, conodont fossil dating has established basis for lower plate unit relative ages which can reasonably be applied to the sedimentary package within the Fourmile area. Additional studies include, U-Pb zircon dating of the various phases and dikes related to the Jurassic Mill Canyon Stock complex. Re-Os dating of bismuthinite to understand the pre-Carlin alteration and mineralization. Ongoing geochronological studies are planned to better constrain timing relationships of dikes and mineralization, and additionally, to better understand the paragenesis of varying sulfide phases within the Fourmile deposit.

7.1.2	Geophysics, Geochemical, and Remote Sensing

Geophysical and remote-sensing programs at Fourmile and along the greater Goldrush to Fourmile trend have included seismic profiling, spectral induced polarization, and a suite of airborne and

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ground surveys such as gravity, VTEM, ZTEM, and magnetics. These datasets were acquired to help define structural architecture, lithologic boundaries, and potential mineralized zones at depth.

Complementing this work, extensive soil and rock-chip geochemical sampling has been completed across the entire land package. These surface geochemical datasets assist in mapping alteration footprints and identifying anomalous geochemical trends that guide ongoing exploration and drill targeting.

Geophysics

A series of geophysical surveys have been conducted across the greater district, encompassing the Fourmile project area, from the late 1990s through the 2010s to support geological interpretation and exploration activities. The earliest geophysical program consisted of helicopter-borne magnetic surveying completed in the late 1990s by Placer Dome using the Minimag towed-bird system. Survey lines were flown at 200 m spacing with a nominal sensor height of approximately 90 m above ground surface. The objective of this work was to map magnetic variations associated with intrusive rocks, Miocene basalt flows, and hornfelsed sedimentary units. Subsequent processing included 3D vector magnetic inversion to account for potential remanent magnetization and to refine the interpretation of magnetic sources.

Ground gravity surveys were completed during multiple campaigns in the mid- to late-2000s by Barrick Gold Exploration Inc. using digital and analogue gravimeters with real-time kinematic GPS positioning. Station spacing was approximately 100 m in areas of exposed Paleozoic bedrock and 150 m in areas of Cenozoic cover. The gravity data were used to characterize density variations, estimate the thickness of alluvial and gravel cover, and assist in defining major structural features. A geologically constrained 3D gravity inversion was subsequently developed to model density contrasts and support interpretation of the subsurface stratigraphy.

Airborne electromagnetic surveys were conducted during the 2010s. A Helitem time-domain EM survey was flown on 150 m ENE-oriented lines with a high-moment transmitter (8.5 × 10⁵ Am²) and a nominal drape height of approximately 35 m. The purpose of the survey was to map shallow resistivity variations and identify structural and lithological features. A ZTEM natural-source EM survey was also flown on 250 m ENE-oriented lines using airborne Z-axis coils and ground-based X/Y coils to obtain deeper resistivity information. These datasets were subsequently combined in a cooperative 3D resistivity inversion completed by Computational Geosciences Inc., integrating the shallow sensitivity of Helitem with the deeper penetration of ZTEM to produce a district-scale resistivity model.

In 2011, four 2D seismic reflection lines were acquired across the central project area at approximately 1 km spacing. The survey utilized explosive sources spaced at 12 m intervals and single-component geophones spaced at 3 m intervals. Standard seismic processing and pre-stack depth migration were applied to the data. Two small single-line DC-IP surveys were also completed

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to evaluate chargeability responses; however, penetration depth was limited due to low subsurface resistivities.

Geophysical investigations consisted of gravity, CSAMT, and magnetic surveys completed between 2019 and 2023. The gravity survey comprised 3,215 stations collected over an area of approximately 40 km² at nominal station spacing of 100 m. CSAMT coverage totaled 78 line-km with line spacing ranging from 200 to 400 m. Survey acquisition and processing were completed by qualified contractors using industry-standard procedures and quality assurance protocols.

Gravity data successfully delineated major structural features and basin geometry, while CSAMT surveys identified resistive and conductive domains interpreted to reflect alteration zones, structural corridors, and lithologic contrasts.

To integrate the various geophysical datasets, gravity, magnetic, and resistivity inversion models were resampled into a common 3D earth model with 50 × 50 × 25 m cells. Unsupervised k-means clustering was applied to produce a pseudolithology model intended to support geological interpretation by grouping areas with similar physical property characteristics.

Geochemical

A total of 3,234 rock chip samples have been collected within the Fourmile property boundary and are shown in Figure 7-1. Samples were selected to characterize lithology, alteration, and mineralization styles and are not considered representative of average deposit grades. Sampling bias may be present due to the preferential collection of visibly mineralized material. Samples were submitted for fire assay and multi-element analysis. Analytical results identified anomalous gold, arsenic, antimony, mercury, lead, bismuth, and tellurium values coincident with mapped structures.

Soil geochemical surveys were conducted across the entirety of the project area and are shown in Figure 7-2. Samples were primarily collected on a 60 m × 60 m grid. Select areas have denser sampling due to overlapping surveys or more detailed work in areas of interest, resulting in a total of 5,570 soil samples. Samples were obtained from the B-horizon where possible and submitted for gold and multi-element geochemical analysis.

Samples were collected using a GPS with an estimated horizontal accuracy of 3 meters. Sampling procedures followed industry-standard methods. Sample density and spacing are considered appropriate for reconnaissance and target delineation purposes. However, areas of poor soil development or transported cover may have reduced anomaly expression and represent potential sources of sampling bias.

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N
42000
44000
46000
48000
50000
52000
54000
56000
58000
60000
20000
22000
24000
26000
28000
30000
32000
34000
36000
38000
40000
42000
Fourmile property Boundary
Rock chip sample location
2.0 kilometers
Cortez District Rock Chip Samples
Fourmile Project Development
Spatial Reference:
Name: Cortez Mine Grid 2015 Local Cartesian NAD83
Scale: 1:22,715
Date: 6/8/2026
User: jayden.butterfill
Confidential
BARRICK

Figure 7-1 Fourmile Rock-chip Sample Locations

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N
42000
44000
46000
48000
50000
52000
54000
56000
58000
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Fourmile property Boundary

Soil sample location

2.0 kilometers

Cortez District Soil Samples

Fourmile Project Development

Spatial Reference:
Name: Cortez Mine Grid 2015 Local Cartesian NAD83
Scale: 1:22,715

Date: 6/8/2026
User: jayden.butterfill

Confidential

BARRICK

Figure 7-2  Fourmile Soil Sample Locations

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7.1.3	QP Comments on Exploration

Extensive geophysical and geochemical surveys have been completed across the Fourmile project area supporting the presence of a district-scale carlin-type hydrothermal system. All samples collected to date by the current and previous operators are considered representative and unbiased. Sufficient exploration work has been completed to understand the scale of potential mineralization to support surface infrastructure planned for the Fourmile Project.

7.2	Drilling

Early work (1976–2005) was dominantly RC drilling completed by the Cortez Joint Venture, primarily supporting development of the Horse Canyon mine and broad reconnaissance of the surrounding corridor. Barrick’s subsequent programs from 2008–2015 were smaller in scope and focused on testing peripheral targets around the emerging Goldrush system and along the Horse Canyon trend. In 2015, step-out drilling north of Goldrush resulted in the discovery of Fourmile. In 2016, drilling transitioned to core. From this point to present, core drilling has been sustained in all campaigns.

7.2.1	Drilling Used to Support Mineral Resource Estimation

The drilling used to support Mineral Resource estimation does not include all drilling contained in the database. The Fourmile estimation has a defined boundary and excludes some drilling that was performed by previous operators focused on historic deposits that is not spatially relevant to the target Fourmile mineralization. Additionally, as part of the QA/QC process some of the historical drilling was found to be unsuitable for use in Mineral Resources estimation but may be used for other purposes such as geologic modeling.

Table 7-1 summarizes the total drilling completed on the Fourmile property and the drilling used to support the Mineral Resources estimation.

Figure 7-3 shows the distribution of drillholes across the property.

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Table 7-1   Fourmile Property Drilling Summary

Drill Type	Drilling used to Support Mineral Resource Estimate		Total Drilling on Fourmile Property
	Number of Drill Holes	Drilled Meters (km)	Number of Drill Holes	Drilled Meters (km)
DD	373	301	344	294
Core Sonic	-	-	-	-
RC	83	24	781	86
Rotary Air	-	-	-	-
Rotary Mud	-	-	-	-
Rotary Unknown	1	1	-	-
Unknown	18	6	35	7
Total	475	332	1,160	387

Totals may not add due to rounding.

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Source: Barrick, 2025; Including all drillholes within the Fourmile property, resource model shapes including MI&I plus resource upside, and cross section lines for representative zones across the deposit.

Figure 7-3 Fourmile Drilling Plan View Map

Figure 7-4 to Figure 7-7 are cross sections through the deposit showing drilling and the current Au resource model shapes (MI&I).

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Au_PPM
30
17
14
10
7
3.5
2
0.5
0
150 meters
North Slice +25222.00

Source: Barrick, 2025; Cross-section R-R’ from Figure 7-3, looking North, 100 meters thick, showing drillhole traces and Au resource model shapes (MI&I) at 3.1 g/t cutoff.

Figure 7-4  Fourmile Drilling Cross Section – Rose

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Au_PPM
30
17
14
10
7
3.5
2
0.5
0
150 meters
North Slice +26943.00

Source: Barrick, 2025; Cross-section B-B’ from Figure 7-3, looking North, 100 meters thick, showing drillhole traces and Au resource model shapes (MI&I) at 3.1 g/t cutoff.

Figure 7-5  Fourmile Drilling Cross Section – Blanche

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Au_PPM
30
17
14
10
7
3.5
2
0.5
0
150 meters
North Slice +27970.00

Source: Barrick, 2025; Cross-section S-S’ from Figure 7-3, looking North, 100 meters thick, showing drillhole traces and Au resource model shapes (MI&I) at 3.1 g/t cutoff.

Figure 7-6  Fourmile Drilling Cross Section – Sophia

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Au_PPM
30
17
14
10
7
3.5
2
0.5
0
150 meters
North Slice +30540.00

Source: Barrick, 2025; Cross-section D-D’ from Figure 7-3, looking North, 100 meters thick, showing drillhole traces and Au resource model shapes (MI&I) at 3.1 g/t cutoff.

Figure 7-7  Fourmile Drilling Cross Section – Dorothy

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7.2.2	Drill Methods

The Fourmile project has drill programs at different phases each with specific objectives and outcomes. These phases can be described as follows:

●

Exploration Drilling – Greenfields and brownfields exploration type drilling within and adjacent to plan of operations boundaries focused on regional and district scale controls and mineralization of potentially new mines.

●

Growth Drilling – Brownfields to near mine exploration within plan of operations boundaries with the focus on development of new ore pods within existing mines and conversion of mineral inventory through Resources and Reserves.

Diamond core drilling is used for exploration, Resource and Reserve evaluation work, hydrogeological work, geotechnical work, collecting metallurgical samples, and for checking/twinning previous intercepts.

RC drilling has previously been conducted primarily in shallow historic drilling (pre-2014) or as pre-collars in upper plate rocks, however, was not continued due to deviation of the drillholes. Historic RC drilling is used generally to inform the geologic model.

Diamond Core Drilling

Drilling Procedure

Diamond drilling is the primary method used at Fourmile to characterize geology, define mineralization controls, and collect geotechnical, hydrogeological, and metallurgical data. Drilling is completed by qualified contractors experienced with Carlin-type deposits or trained to NGM standards. Before work begins, a geologist or drill services supervisor inspects each pad for safety and suitability, adjusting plans as needed. The supervisor provides ongoing oversight to ensure compliance with technical and safety requirements.

Holes are typically collared with PQ tooling and reamed with a 6 1⁄8-inch tri-cone bit to set PWT casing to at least 60 ft, with cement placed in the annulus to prevent fluid channeling. PQ drilling generally continues to approximately 1,000 ft, after which ATV and gyroscopic surveys are completed before reducing to HWT casing. HWT may be cemented when required for directional drilling or piezometer installation. Drilling then proceeds in HQ diameter to the target depth, with final downhole surveys collected before abandonment.

Directional drilling branches off parent holes to meet spacing requirements without redrilling upper sections. NQ mud motors and full-face bits are used for steering, with directional work usually completed above 1,800 ft due to common lost-circulation issues. Steerable core barrels with full face

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bits have also been used for steering in addition to mud motors since 2025 using the Devico directional DeviDrill system.

Core is placed in metal trays with depth markers at the end of each run, and all core loss is recorded. Boxes are labeled with hole ID, depth intervals, and box numbers, then transported to the core facility for logging and sampling. Completed holes are plugged and abandoned according to Nevada Division of Water Resources regulations, including tagging cement plugs and submitting required documentation.

Logging and Sampling

Fourmile employs detailed geological and geotechnical logging procedures. Core is removed from the tube and placed into coated cardboard boxes, breaking pieces only as necessary. Boxes are transported to the JD Lodge core shed, where core is measured, checked against run blocks and labels, and reorganized if required.

Core is washed, photographed, and logged using acQuire™ Logger software. Logging includes lithology, mineralogy, stratigraphy, structural observations, recovery, alteration, and mineralization. Detailed structural measurements—such as fault geometries and bedding orientations—as well as rock mass characteristics are also recorded. A logging manual and reference samples support consistency. Geologists define sample intervals based on geology, typically ~0.3 m to 1.5 m, respecting lithological and structural boundaries. Geotechnical logging follows standard industry practice.

After logging, core is cut with a diamond saw or split 50% where rock quality prevents cutting. One half is sampled and bagged with a unique ID corresponding to depth information in the cut sheet; the remaining half is stored for reference following NGM protocols.

RC Drilling

Reverse circulation (RC) drilling methods were previously utilized on the property. From 1976 – 2005 primarily supporting development of the Horse Canyon mine and broad reconnaissance of the surrounding corridor. NGM’s subsequent programs from 2008–2014 were smaller in scope and focused on testing peripheral targets around the emerging Goldrush system and along the Horse Canyon trend. In addition, from 2014-2017 RC drilling was utilized for pre-collar on deeper exploration holes.

RC Drilling conducted by NGM from 2008 to 2017 used truck- or track-mounted rigs equipped with carbide-button hammer bits for dry conditions and tri-cone bits when water is encountered. Drilling depth depends on water table levels, available air pressure, and rig pullback capacity. Center-return bits are preferred to reduce sample contamination, with cross-over subs used when necessary. The RC Drilling methods used by Placer Dome 1975 – 2005 are unknown.

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Geologic logging and sampling follow standardized NGM procedures. Rock chips (<1.2 cm) are collected in 1.5 m to 3.0 m intervals and placed into labelled chip trays, which hold up to 30 m of drilling. Logging is completed digitally in Acquire using structured fields for lithology, mineralization, and alteration. Logged trays are marked, there are no photographic records of the RC chip trays. Prior to digital systems, handwritten logs were manually entered without validation; these historical records have since been digitized. Sample recovery is measured by comparing actual to expected weights and averages above 95% across deposits.

7.2.3	Collar Surveys

Collar surveys are conducted by a field survey consultants utilizing survey grade RTK equipment. Survey data is reviewed by NGM Land Department Survey Lead then sent to a third-party Professional Land Surveyor (PLS) to be signed off. Once signed off by PLS collar survey data is then approved and finalized into Acquire database. The Fourmile property uses a variety of local mine grids derived from the Nevada State Plane West NAD27 NGVD29 NAD83 projected coordinate system and NAVD88 vertical datum to document drillhole collar locations. Surface drill collars are surveyed with high precision differential GPS, typically after completion of the hole. Surveying is performed by both NGM personnel and external contractors. Locations are validated by field check, 2D and 3D plotting cross referenced in the database for accuracy.

7.2.4	Down Hole Surveys

Fourmile directional holes drilled up to 2024 in the Fourmile project area were surveyed by a contracted survey company International Directional Services (IDS) utilizing north-seeking gyroscopic downhole tooling manufactured by Stockholm Precision Tools.

Since 2025 final drillhole surveys are conducted by the drilling contractor following completion of a drillhole. Surveys are completed using north-seeking gyroscopic downhole tooling from IMDEX, including OMNIx42, OMNIx38 tools with readings recorded at 15.2 m (50 ft) intervals run on continuous mode. In addition, survey shot point data is collected with the OMNIx42 or OMNIx38 at regular intervals of 30.5 m (100 ft) while drilling is in progress ensuring the drillhole is on track toward target.

Tools are regularly calibrated.

7.2.5	Drill Planning

At Fourmile, drillhole designs are developed to intersect key geological targets with a high degree of confidence. Each hole location is planned based on lithology, structure, and alteration patterns to

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ensure effective testing of the geological model. Drillhole spacing is planned to meet Resource classification requirements to support increasing confidence from inventory through Inferred and Indicated categories.

Drillholes are typically oriented west–east to intersect the predominantly west-dipping orebody at, or near, true thickness. This orientation reduces oblique intersections, resulting in more accurate measurements of mineralized widths, geological contacts, and structural orientations. These planning principles ensure that drilling generates high-quality data suitable for resource modeling, structural interpretation, and ongoing exploration decisions.

7.2.6	QP Comments on Drilling

In the opinion of the QP, the quantity and quality of lithological, geotechnical, collar and downhole survey data collected in the drill programs are sufficient to support mineral resource and mineral reserve estimation. The drilling, sampling methods, and collection process are representative of the material with no known factors that would introduce any biases of significant note. The QA/QC results show that there are no major issues and demonstrate the homogeneity of the ore bodies. The recovery, while variable, is adequate to collect a sample that is representative over that interval. The zones of “no recovery” / “no sample” are accurately recorded in the acQuire database and are aligned to the procedures and protocols employed throughout the company.

The Qualified Person therefore considers the drilling and the data informing the Fourmile deposit to be a robust and of sufficient quality to support the Mineral Resource estimate and the advancement of the project at the Initial Assessment level.

7.3	Hydrogeology

An extensive groundwater monitoring network has been developed and encompasses both Fourmile and the adjacent Goldrush project area. The Fourmile network includes over 30 piezometric monitoring points surrounding the Fourmile project area and a monitoring well located downgradient from the modeled orebody. A selection of 237 piezometric monitoring points were equipped with real time telemetry to further the monitoring network. The nearby Goldrush project also has several vibrating wire piezometers with real time telemetry which expand and enhances the current network in continuity with the Fourmile project and allow outlining the position of the water table with lateral continuity across Fourmile and the adjacent mines. This allows for better understanding of water level response as they happen.

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7.3.1	Sampling Methods and Laboratory Testing

Core hole drilling and packer testing campaigns were completed in 2020, 2024 and 2025 across Goldrush and extending into Fourmile. These tests were completed to provide additional localized hydraulic testing data that is being used to correlate geology, mining rock mass models, and hydrology. The latest hydraulic testing conducted in Fourmile was carried out between August and November 2025 and consisted of packer testing and borehole magnetic resonance (BMR). The objective of these activities was to improve hydrogeologic understanding of the Fourmile area, compare the newly collected hydraulic test results with historical hydraulic testing results from the 2020 and 2024 programs, and evaluate the use of downhole geophysical tooling, specifically BMR, for hydrogeologic characterization.

Hydraulic testing was performed in four exploration boreholes including three within the planned underground mine footprint and one along the proposed decline area. Across the four boreholes (FM25-291D, FM25-315D, FM25-319D and FM25-311D), geophysics and hydraulic tests consistently portray a very low-permeability system, but they diverge in magnitude and spatial detail, especially where geophysical logs indicate high porosity without demonstrable transmissivity.

The findings of this testing support the existing groundwater models and overall hydrogeologic conceptual models in the project area. The resultant models support dewatering predictions, namely that geological faults behave like groundwater barriers as opposed to water bearing features with positive impact in the predicted passive inflows during mining.

The hydraulic conductivity in the Fourmile project area is relatively low compared to the neighboring Goldrush project due to metasomatism starting in the Crow mining domain in the north end of Goldrush. Water movement will be primarily fracture controlled due to the low primary conductivity of the geology.

Resulting from the low conductivity measured and modeled at Fourmile, surface dewatering wells are not expected to be an effective dewatering strategy. Underground drains are planned to dewater the orebody in advance of mining.

7.3.2	Groundwater Modelling

NGM currently maintains two numerical groundwater models covering the domain that includes the Fourmile project: the Four-Basin Groundwater Flow Model (Itasca 2019, 2023), most recently updated in 2025, and the Goldrush Underground (GRUG) Groundwater Flow Model.

The Four-Basin model operates at a regional scale, encompassing all Barrick/NGM-managed sites. It is primarily used for permitting, reporting groundwater impacts to regulators, simulating mining scenarios (including closure), and evaluating groundwater management strategies.

The GRUG Flow Model represents a locally refined subset of this regional domain, focusing on the GRUG Mine and the planned Fourmile deposit. Its primary areas of interest are the GRUG and Fourmile sites, where more detailed analysis is required.

Groundwater modeling for Fourmile was conducted using the Four-Basin model. The model was updated in December 2025 to incorporate the latest geological framework, structural data, and mine schedule. Simulated inflow rates to the Fourmile underground workings are projected to increase

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from approximately 11.4 m3/hr (50 gallons per minute (gpm)) at the start of mining in 2026 to a peak annual average of 76.8 m3/hr (338 gpm) in 2030, before declining to just under 68.1 m3/hr (300 gpm) for the remainder of development. The maximum monthly inflow is estimated at 84.7 m3/hr (373 gpm) in January 2030, based on the current schedule.

Predictive results indicate that the BHD will generate only minor, localized hydraulic stress. The area influenced by a 3.0 m drawdown is estimated at approximately 955 ha, limited to the immediate vicinity of the BHD compared to a no-BHD scenario. The model also predicts a reduction in Mill Creek baseflow of about 1.9 m3/hr (8.3 gpm), with impacts persisting for approximately 44 years. After 2080, baseflow is expected to slightly exceed pre-mining conditions due to redistribution of hydraulic heads along the proposed declines.

7.3.3	QP Comments on Hydrogeology

A combination of historical and current hydrological and hydrogeological data, together with mining experience, are used to prepare the mine designs, dewatering plans and monitoring for existing and planned operations.

Both hydraulic testing and numerical modelling support the expectation that at least the Bullion Hill Decline will be passively dewatered without any assistance from dedicated dewatering wells from the surface. Specifically, as the mining progresses along the twin decline, groundwater will be collected in drains on the side of the decline path and pumped out through the portal, to be treated and disposed/recycled depending on water budget. This current assumption rests on the results of Packer testing campaigns and geophysical logging performed mainly between 2020 to 2025, as well as extensive numerical simulations. Results are so far fairly consistent and depict a hydrogeological setting where the primary permeability (permeability directly associated to the matrix of the materials involved) is low and where the secondary permeability (permeability associated to fractures and faults) may be of importance and could potentially pose a risk to the operation if the resulting flow is underestimated. The current projection of 340gpm maximum flow in 2030 already accounts for the sum of the primary and secondary expected permeability, however, by definition, faults and fractures have local expression and their impact in the study area is less known. Further testing is already scheduled for 2026 onwards to further determine the potential impact of the most important structures as identified in the geological model.

The QP was supported in the review by Barrick SMEs.

7.4	Geotechnical

7.4.1	Sampling Methods and Laboratory Testing

Geotechnical data collection at Fourmile is primarily derived from diamond-core drilling. Geotechnical logging is completed on core within designated buffer zones (typically approximately 91 m (300 ft)) around planned ore and capital development. Specialized geotechnical logging campaigns are conducted to geotechnically characterize material encountered from surface. These campaigns are used to support future placement of potential surface-to-underground infrastructure. Logging captures all parameters required for rock-mass classification, including RQD, hardness, joint conditions, and fracture frequency. Core from all drillholes is photographed and routinely referenced for geotechnical analysis.

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In addition to field logging, selected core samples are submitted to geotechnical laboratories for materials testing. These tests typically include uniaxial compressive strength, triaxial compressive strength, and Brazilian tensile strength. Results are used to calculate key geomechanical properties such as Young’s modulus, Poisson’s ratio, cohesion, friction angle, and the rock failure criteria for geotechnical modelling and stability assessments.

Geotechnical logging and laboratory testing are ongoing and will continue through the development phases to support design optimization and geotechnical risk management.

Where possible, acoustic and optical televiewer (ATV/OTV) surveys are also conducted in diamond-core holes. ATV/OTV data provide detailed structural orientation measurements for features such as joints, faults, shears, and bedding, enhancing the understanding of geotechnical domains.

In-situ stress conditions have been evaluated through multiple studies, including Acoustic Emissions testing conducted by the Western Australian School of Mines in 2020 and a supplementary over-coring program completed at Goldrush in 2025. Together, these datasets support the stress modelling described in the following section.

7.4.2  Geotechnical Modelling

Geotechnical modelling comprises of two primary components: rock mass modelling and stress modelling. In 2020 Dempers and Seymour constructed a mining rock mass model (MRMM) within the extents of the Fourmile project. In addition to the creation of the MRMM, several geotechnically significant structural features were identified and characterized. The mining rock mass model is used to estimate rock mass conditions between drillholes and can be used to interpret ground response. The MRMM is an input into the developed stress model.

The collected geotechnical data will be used to create a mining induced stress model. Model inputs include the developed MRMM, estimated in-situ stress conditions, mine geometry, and mining sequence to estimate the effects that mining has on stress conditions. The developed stress model can be used to estimate excavation performance, optimize mine design, extraction and sequencing methodology, and identify locations of increased support demand.

7.4.3  QP Comments on Geotechnical

The sampling and modelling programs described above are intended to provide meaningful data with which to make sound geotechnical decisions and are adequate to support an Initial Assessment study level. Additional data may be collected as necessary to optimize the mining design and mining methods, along with stope geometry and sizing, as well as appropriate ground support designs to ensure safe, efficient, and sustainable mining.

The QP was supported in the review by Barrick SMEs.

7.5	Exploration Potential

Fourmile remains open in several key directions, particularly down-dip along major ore-controlling structures such as the Sadler Fault. Drilling to date shows that mineralization continues to follow these structural pathways into deeper stratigraphic units, including the Silurian Roberts Mountains Formation, which has seen limited testing but remains highly prospective where the controlling structures project into it.

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The system is also open along strike to the north, beneath the Mill Canyon stock. Drilling roughly one kilometer north of the current resource footprint has already encountered gold accompanied by classic Carlin-style alteration, indicating that the mineralizing system extends well beyond the presently defined limits.

Beyond the main trend, additional opportunity exists along a parallel thrust-fault–propagated fold to the west, known as the Blasdel corridor. Early work in this area has identified broad zones of Carlin-type alteration, low-grade gold, and significant collapse-breccia development—clear evidence that the hydrothermal system was active across a wider footprint than currently drilled. Together, these vectors highlight substantial room for resource expansion and continued discovery across the greater Fourmile property.

7.6	Exploration Target

Fourmile exploration targets range from 30-34 Mt @ 15-16 g/t. The exploration target does not represent, and should not be construed to be, an estimate of a mineral resource or mineral reserve. Ranges of potential tonnage and grade (or quality) of an exploration target are conceptual in nature; there has been insufficient exploration of the relevant property or properties to estimate a mineral resource; and it is uncertain if further exploration will result in the estimation of a mineral resource.

The extent of the Fourmile exploration target is based on the extrapolation of geological controls established within the Indicated and Inferred resource areas. While conditioning data is available to inform the exploration target, its spatial distribution and associated uncertainty are considered too broad to support resource classification. On a global scale, the conditioning data provides support for the conceptual geological controls interpreted within the exploration target area.

Consistent with the Indicated and Inferred resource areas, the exploration target is estimated based on the continuity assumptions established within these regions. Ordinary Kriging is applied to the available local conditioning data to generate the resulting estimate.

The results are informed by actual drilling data within the exploration target area. Future drilling campaigns throughout the life of mine will be undertaken at a higher spatial resolution to further test and validate the underlying geological interpretations and estimation assumptions across the full extent of the Fourmile deposit.

The widely spaced drilling within the exploration target area provides a low level of confidence at both local and global scales. Accordingly, the estimated results are subject to a degree of uncertainty and may vary, either positively or negatively, as additional data becomes available and future infill drilling campaigns are completed.

The ranges of tonnage and grade (or quality) of the exploration target could change as the proposed exploration activities are completed.

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8	Sample Preparation, Analyses and Security

The Fourmile project utilizes external (independent of the Registrant) laboratories for the analysis of drill core samples. For the Fourmile project, ALS has been the primary independent commercial laboratory used for sample preparation and analysis. American Assay Laboratories (Reno), Bureau Veritas, and SGS (Burnaby) as the independent commercial laboratories for check (or umpire) samples. For the Fourmile project, core samples were prepped by ALS facilities at Reno, Elko (Nevada) or Thunder Bay (Ontario). The primary Au fire assay analyses were completed at ALS Reno or North Vancouver, and all multi-element work was completed at the ALS North Vancouver facility.

These laboratories include those shown in Table 8-1; all of which are ISO 9002 / ISO 17025 accredited and independent of the Registrant.

Table 8-1  External Laboratories Utilized by Fourmile

Laboratory	Locations

ALS Global	Elko[1] and Reno, Nevada, USA; Vancouver, British Columbia, Canada

American Assay Laboratories (AAL)	Sparks, Nevada, USA

Bureau Veritas	Elko[2] and Sparks, Nevada, USA; Vancouver, British Columbia, Canada

SGS Minerals	Burnaby, British Columbia, Canada

MSA Labs	Elko, Nevada
1. ALS Elko prepare samples for assay only. 2. Bureau Veritas Elko prepares samples for assay only

8.1	Sample Security

All samples are subject to a chain-of-custody process ensuring sample security and integrity. They are under secure observation from collection at rig, to processing at the core shed area, to sample pick up by the laboratory.

Drill core samples are stored in core boxes with the appropriate numbering and markings, at the core shed area.

Sample dispatch forms are completed and sent to the laboratory with the samples as part of the chain of custody. These are checked at the laboratory to ensure that all samples are received. Sample security relies on samples always being attended in appropriate sample storage areas, prior to dispatch to sample preparation facilities.

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Coarse reject samples from all sample types are discarded and not returned to the core sheds. Pulp rejects are saved and stored at the core sheds in a dedicated storage area, under clean and dry conditions to avoid contamination. The pulp sample boxes are catalogued with details such as dispatch number, laboratory job number and sample from and to information on each box.

8.2	Sample Preparation

8.2.1  RC Drill Sampling

RC drill holes are sampled on 1.5 m to 3.0 m (5 to 10 ft) intervals, designated by measured intervals on the drill’s pull-down apparatus (e.g., cables, chains). Duplicate samples are typically collected at 1:20 intervals or every 30.5 m (100 ft). For RC holes <30.5 m in length, a duplicate is typically collected approximately half-way down the drill hole.

Representative drill samples (typically <1.2 cm (<0.5 inch) rock chips) are collected by the drillers in 1.5 m to 3.0 m (5 to 10 ft) intervals in plastic chip trays for geologic logging. Each chip tray represents a maximum of 30 m (100 ft) of drilling. Samples from each interval are taken from the cyclone and automated splitter with an average weight of 3-5 kg. Samples are placed into pre-labeled sample bags and closed with either draw string or zip tie. Bags are labeled with hole-ID and footage. Bar codes are affixed to each sample.

Sample bags are taken to the core shed when the drill hole is complete. Technicians complete the sample submittals at the core shed and oversee the loading of samples for transport to the laboratories.

8.2.2  Core Sampling

Samples from core drilling are taken from the core tube and placed into coated cardboard boxes containing a nominal capacity of 3.0 m (10 ft) for HQ (63.5 mm diameter) and NQ (47.6 mm diameter) core, or 1.8 m (6 ft) for PQ (85 mm diameter) core. Intact core may be broken to make it fit into the box. Core is nominally sampled at 1.5 m (5 ft) for lower plate and 3.0 m (10 ft) for upper plate. Sample breaks respect lithological and alteration contacts with a minimum of 0.3 m (1 ft) at the discretion of the geologist.

A mineralized zone is defined as the interval of mineralization plus a 15.2 m (50 ft) buffer above and below it, and samples within this zone follow enhanced analytical and preparation protocols. Starting in 2024 all samples in this buffered interval are analyzed individually for gold, multi-element geochemistry, LECO carbon-sulfur, and preg-rob, and a silica wash is inserted between each sample to minimize contamination. Previously, composites for multi-element analysis may have been done in mineralized zones.

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Outside mineralized zones, multi-element analyses are performed on composited intervals rather than individual samples. Lower-plate rocks are typically composited over 3.0 m (10 ft) intervals, while upper-plate rocks are composited over 6.1 m (20 ft) intervals. This approach balances analytical resolution with efficiency while maintaining higher-detail sampling in high priority areas, within and immediately adjacent to mineralized zones.

All HQ and NQ core is halved with a diamond saw or split roughly 50% where poor rock quality prohibits cutting and sampling. PQ core is quartered. Samples are placed in a sample bag with a sample ID that correlates to the cut sheet which identifies the hole number and the starting and ending depth of the sample. NGM maintains a written protocol for drill core logging and sampling. When half of the core is submitted for sampling, the other half is stored for future reference.

The samples are placed in labelled fabric bags, loaded in metal bins, and stored at the core shed until the core shed staff oversees transport to the laboratories.

8.2.3  Laboratory Sampling

At the ALS laboratory, Fourmile samples are first organized alphanumerically, weighed, logged into the laboratory system, and dried at 100–120°C. After drying, samples undergo standard crushing, splitting, and pulverizing procedures. Samples are crushed to ≥70% passing 2 mm, a 1,000 g split is taken, and the split is pulverized to ≥85% passing 75 µm. A coarser crush may be used for mineralized samples when specific metallurgical or geochemical testing requires it.

Check assay laboratories receive pulp reject material, so no additional prep is needed.

The remaining coarse reject is bagged with a barcode tag, saved for 90 days after which it is then discarded or returned to the core shed if needed. The remaining pulp sample after all analyses are completed is held at each lab facility for 90 days and then returned.

8.3	Sample Analysis

All samples delivered to external laboratories are analyzed by lead collection fire assay on a pulverized sample aliquot with an atomic absorption (AA) finish and by a gravimetric finish for any samples reporting greater than 10 ppm Au at external labs (ppm and g/t are equivalent and interchangeable units).

Check samples are inserted internally including blanks, certified reference materials (CRMs), and duplicates to monitor the quality of the fire assay results.

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Other analyses that are provided by the laboratories include:

•	Gold by cyanide leach and preg-rob leach with atomic absorption finish;

•	Carbon and sulfur analyses including organic carbon and sulfide sulfur by LECO Fourier transform infrared detection; and

•	Multi-element analysis by 4-acid digestion with inductively coupled plasma finish.

Samples are taken from DD core for density analysis. This is completed internally by company personnel. Samples are weighed, sealed with a tile sealant, immersed in water and weighed again. The density is calculated from the weights and reported in g/cm3.

8.4	Quality Assurance and Quality Control

To ensure the accuracy of the assay results, Fourmile has a robust quality assurance and quality control (QA/QC) system in place to minimize errors at all assay stages as well as procedures to be followed when errors are identified.

Quality Assurance (QA) is used to demonstrate that the sampling and analytical protocols are appropriate and optimal for the samples analyzed. Insertion of QA/QC related samples are in place for all drilling to include checks for accuracy, bias and precision. Regular audits of analytical laboratories are performed to ensure methodologies and analyses are proper for sample type and data produced meets qualifications.

Database protocols are in place to flag failures, and appropriate actions are applied for re-analysis of sample material.

Quality control (QC) checks are inserted into the sample stream prior to dispatch to the laboratory. Overall, the QA/QC sampling accounts for approximately 20% of the sample stream and includes blanks, duplicates, CRM, and check assay samples. The types of samples and insertion rates are listed in Table 8-2.

In mineralized zones, assigned by the geologist as intervals of having potential to produce assay results of 3.0 m @ 3.0 g/t, each batch of samples must include two certified reference materials (one low- to medium-grade and one high-grade), a coarse blank placed at the end of the mineralized interval, and at least one coarse duplicate. Standards are chosen to match expected grades and rock types, and they are inserted semi-randomly to avoid predictable patterns. Blanks, made from clean marble, help detect contamination during preparation, while coarse duplicates evaluate the consistency of sample preparation. Additional silica sand washes are requested from the laboratory within mineralized zones extending 15.2 m (50 ft) above and below high-grade intervals to further monitor potential carryover.

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Table 8-2  QA/QC Samples and Insertion Rates

QA/QC Type	Target Insertion Percentage (%)	Target Insertion Rate	Note
Coarse Blanks	5	1 in 20	-
Certified Reference Materials (CRMs)	5	1 in 20	-
Coarse duplicates	2.5	1 in 40	Geologist designates (wide spectrum must be selected: barren to mineralized), external laboratory creates rejects duplicate and analyzes in batch workflow
Check assays (umpire assays)	5	1 in 20

Geologist designates (wide spectrum must be selected: barren to mineralized), external laboratory creates pulp duplicates, returned to NGM and resubmits to secondary laboratory with new CRMs inserted.

Additional samples can be selected at the geologists’ discretion

8.4.1  Certified Reference Materials

CRMs are inserted into DD hole samples at a frequency of 1 in 20, targeting a 5% insertion rate per hole to validate results reported by the laboratory and monitor the control and calibration of the instruments used by the laboratory.

CRMs used are sourced from a variety of reputable companies and consist of a wide range of oxide and sulfide matrices with similar mineralogy to the samples submitted. The CRMs inserted are selected such that it best represents the Au content and mineralogical composition of the surrounding samples.

CRM results are monitored and classified as a failure if the returned result is outside ±3 certified standard deviations from the certified mean, or if two consecutive samples fall outside of ±2 certified standard deviations (on the same side) of the mean. If a CRM failure occurs, re-assay protocols are in place.

8.4.2  Blanks

Blank samples are free media (gold-free for these analyses) assayed to help ensure no false-positives are obtained from the laboratories and to check for contamination. These samples return gold assay values below the analytical detection limit (i.e., less than 0.025 ppm). Blank material is sourced from numerous local suppliers.

Blank samples are inserted into DD hole samples at a frequency of 1 in 20, targeting a 5% insertion rate per hole. Insertion position in the hole is targeting mineralized zones or significant geologic breaks. These samples undergo the same sample preparation as the field samples and are used to detect inter-contamination due to poor cleaning of sample preparation equipment throughout the various sub-sampling process.

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Blank results are monitored and classified as a failure if the returned result is >5 times the detection limit and where there is >1% carryover from the preceding 3 routine samples. When failures occur, there is a re-assay protocol in place.

8.4.3  Duplicates

Duplicate samples are primarily used to assess precision (repeatability) of the assay data and to check for the presence of bias in the sample preparation chain from each sample reduction stage. A duplicate sample is a second split from the original, prepared and analyzed separately with a unique sample number. Duplicate samples are inserted into DD holes at a frequency of 1 in 20 for all duplicate types, targeting a 5% insertion rate per hole. Insertion position in the hole is up to the geologist discretion, but a wide spectrum is selected from barren to mineralized for optimal representation.

8.4.4  Umpire Assays

Umpire or check assay samples are duplicate samples from the pulverized 75 µm sample submitted to an alternate laboratory to independently confirm the accuracy of the primary laboratory. The laboratory chosen for the umpire assays must be independent of the original sample assays.

Umpire assays represent approximately 5% of the samples submitted for each project. Umpire samples are chosen at random for each DD hole when it is logged into the database and submitted every quarter with their own independent CRMs as an accuracy check of the umpire laboratory. This practice ensures that the umpire assays are submitted, and assays are returned within the same year the routine samples are assayed. With this practice, if there is a significant bias present in any data set, it can be mitigated timely and within drilling budgetary timelines.

8.4.5  Database

All project data is stored in an acQuire geoscience database on an SQL Server. Assay data is imported directly from laboratory certificates, application programming interface (API) connections, or direct laboratory SQL server integration services (SSIS) packages. Downhole survey data is imported by database administrators following receipt of survey certificates from the 3rd party survey company. When downhole survey is completed by a drill operator, files are downloaded from online cloud server and imported directly into the database by a project geologist. Collar surveys are imported by the project geologist.

All geology and geotechnical information is directly logged into acQuire using tools in a format standardized for Fourmile. These tools have validated codes for each project to ensure logs with less errors.

Data is checked for QA/QC and validated by the importing database administrator. Integrated sub-programs called “triggers” and “constraints” automatically validate data whenever new information is

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added to, or changed within, the database. These sub-programs perform calculations, validation, verification, and range bound checks on the data to ensure that data errors are flagged and excluded from the data sets.

Data must be checked and approved by a geologist even if it has passed QA/QC and been verified by the database administrator. Only verified and approved assays are exported for resource estimation purposes. Data extractions are accomplished using the acQuire export object and checked against previous exports to ensure data is not being altered and that exports are exporting the same historical data. The data extract may also be validated within Leapfrog or Vulcan 3D modelling software using the validation tools in those software systems.

Database security and integrity is accomplished by restricting access and user level permissions that are set by the Database Manager. There are procedures for version control on any updates that may happen over time, so that the database will retain all original information and prioritize use of any updates.

8.5	QP Comments on Sample Preparation, Analyses, and Security

The QPs are of the opinion that:

•

The sampling, chain of custody, security, sample preparation and analytical methods are acceptable, are in line with industry-standard practices, and are adequate for Mineral Resource estimation purposes.

•	The QA/QC procedures and data management are consistent with industry standards and the assay results within the database are suitable for use in Mineral Resource estimation.

•	There are no issues that could materially affect the accuracy, reliability, or representativeness of the results.

The Qualified Person therefore considers the sample preparation, analysis and security supporting the assay results informing the Fourmile deposit to be a robust and of sufficient quality to support the Mineral Resource estimate and the advancement of the project at the Initial Assessment level.

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9	Data Verification

All geoscience data is stored in a standard acQuire database on a Microsoft SQL Enterprise Server that is kept on company servers. It is backed up and stored by IT as per IT’s data backup procedures. There are many standard triggers and validation rules on an acQuire database and NGM standard business rules for geoscience data have been added. When entering or importing data, all rules must be passed for data to commit to the database. Data that does not meet the validations is not committed and is sent for correction prior to entering the database. Full-time database administrators are employed to ensure a smooth process.

Data entry and importing are both done through acQuire tools and API connections. These tools all have validation built and codes built in to ensure successful data entry. All certified data is imported by database administrators from certificates, APIs or SSIS packages directly from the sources. Down hole surveys done by drilling crews and not by a survey company are imported by database administrators but received from project geologists.

QA/QC reporting is always available through SQL Server Report Service (SSRS) reporting built and maintained on a SQL report server. These reports cover collar checks, down hole survey deviation and assay quality. Additional reports are available with status of drilling life cycle and viewing of actual data. There is also an export portal available to export collars, down hole surveys, geology, geotechnical, and assays with checks on any drilling in the database.

9.1	Reviews and Audits

A project geologist must review and verify the collar survey, downhole survey, and geologic logging before the data are used in resource modelling. Missing data, failure to survey, and use of planned data must be noted and such data inclusion in the resource model is at the discretion of the geologist or resource modeler. Database extractions are again reviewed by the modeling geologist. The data are imported into Leapfrog. This step using Leapfrog readily identifies most problems within the extractions. Common problems include overlaps within a drill hole, missing or inconsistent total depths with final assay or survey data, or invalid data values. Any data errors are resolved in the database, followed by extracting an updated dataset. A final data verification confirms all extracted data is suitable for resource estimation and compares with the previous data extraction to identify any unexpected data changes.

Internal reviews of the database were conducted annually from 2016-2025 in support of mineral resource estimates. New data is reviewed at completion of drilling when assays are returned. Data extractions are reviewed as an initial step for each model update.

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9.2	QP Comments on Data Verification

In the QPs opinion, a reasonable level of verification has been completed, and no material issues have been left unidentified from the programs undertaken. The QP’s have reviewed and completed checks on the data and are of the opinion that the data verification and QA/QC programs undertaken on the database for the project adequately support the geological interpretations and mineral resource estimation process. The site and regional teams have a series of controls in place to generate a consistent set of best data for use in geologic and resource estimations that are satisfactory. NGM has processes in place to work through identified issues and resolve any uncertainties and actively resolves issues as they arise.

Data verification for the Project was performed by external consultancies and NGM personnel. The QPs verified the data relevant to their respective areas of expertise.

The Qualified Person therefore considers the data verification informing the Fourmile deposit to be a robust and of sufficient quality to support the Mineral Resource estimate and the advancement of the project at the Initial Assessment level.

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10	Mineral Processing and Metallurgical Testing

10.1	Metallurgical Testwork

It is proposed that the ores from the Fourmile Project will be processed by the current NGM facilities. Metallurgical testing for the Fourmile deposit, conducted between 2018 and 2025, was completed to characterize processing behavior, define metallurgical domains, and establish recovery relationships for routing to either free milling or one of the pressure oxidation – CIL and/or roast – CIL circuits, both of which are available within the NGM metallurgical facilities. Programs included bench-scale and pilot roasting, pressure oxidation (POX), mineralogy, comminution, diagnostic leach, and cyanidation. In total, 241 samples from the Rose, Blanche, Sophia, and Dorothy ore zones were tested, covering single and double refractory material and a wide range of sulfide sulfur, carbonate, arsenic, organic carbon (TCM) concentrations, and preg-robbing indices.

A summary of the testwork completed from 2018 to 2025 is shown in Table 10-1.

Testwork has been completed in the laboratories listed in Table 10-2 with capabilities developed specific for the test conditions required for the Fourmile samples and replicating operating conditions of high and low temperature roast conditions at the two NGM roasters as well as POX operating conditions. POX tests were further split into alkaline and acid pressure oxidation in line with the carbonate/sulfide sulfur content routing criteria for all single refractory ores.

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Table 10-1 Summary of Fourmile Metallurgical Testwork

Samples	Test Work Description	Laboratory	Report Name	Summary Results
Core Intervals	Mineralogical Studies	Surface Science Western (2018)	SSW 36118.ATE Final Report 1

•

Visible and sub microscopic gold were the two major forms of gold in the feed

•

High temperature roast generated significant proportion of magnetite/maghemite phases of iron oxides

•

Low temperature roast had hematite as a predominate phase in the calcine

•

Porous and dense phases of the iron oxides, particularly hematite influenced gold recovery

•

Low recoveries were linked to dense hematite, magnetite and maghemite phases

•

High recoveries were associated with porous hematite

•

Fine colloidal gold losses occurred through gypsum encapsulation

Core Intervals	Bench top and Pilot Roast tests	Hazen Research (2018)	Fourmile Summary RST _ Excel Report

•

A total of 62 drill core samples were used to generate test composites for bench top roast and a master for the pilot scale fluidized bed roast test

•

Low and high temperature roast tests completed on master composite samples, with recoveries ranging from 84 – 89%

•

Pilot roast tests had significantly lower recoveries under the high temperature roast conditions at 81% relative to 84% under the Low temperature roast conditions

•

Feed, calcine and CIL tails samples were subjected to mineralogical examination studies to understand gold losses

Core Intervals, Composites	BTR and Fluidized Bed Roast	Hazen Research (2020)	Batch Rotary Kiln and Continuous Fluidized-Bed Roast leach Evaluation of gold bearing whole ore samples, Fourmile Ore body

•

Testwork completed on composite samples

•

Gold recovery ranged from 82 to 96% for different composites and individual samples

•

Acid master composite sample achieved 91% recovery from the fluidized roast test

•

Alkaline Master composite was sensitive to roast temperature, with first stage roast CIL recovery with as low as 71% for stage 1 CIL recovery

•

Variability in recoveries was linked to the lower TCM oxidation levels, especially at lower stage temperatures

•

But the results were not conclusive with alkaline samples

Core Intervals, Composites	BWI, Grind Size	Hazen Research (2019)	12710-01 Report – Bond Work Index Determinations	• A total of 30 samples were tested giving an average of 13.4kWh/t with a 75th percentile of 15.9kWh/t

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Core Intervals, Composites	BTAC/BTALK, Flotation, Grind, XRD	FLSmidth Minerals Testing and Research Centre (2019)	9232509463 H190030Fourmile Metallurgical Tests

•

Five master composites generated from 61 samples

•

Classified into Mstr Acid, Mstr Alkaline, FM Overall Comp, Mstr RoasH (As > 1200ppm) and Mstr RoasL (As < 1200ppm)

•

Flotation gave a maximum recovery of 37% at a mass pull of 12% and sulfide sulfur recovery of 75% - no direct correlation between sulfide sulfur and gold

•

Sulfide oxidation (>98%) and gold recovery (87 – 92%) were consistently higher for acid master composites

•

Alkaline samples had lowest sulfide sulfur oxidation of 41% with corresponding gold recoveries of 82%;

•

XRD tests identified the presence of both calcite and dolomite as a source of carbonate

Core Intervals	Comminution and XRD	FLSmidth Inc (2024/2025)	H24003 Fourmile Comminution Summary Report with XRD Results

•

20 samples were tested for bond work Index (BWi) and XRD

•

Average BWi value was 15kWh/t

•

Average Mohs Scale hardness values for minerals identified in the samples from XRD were used to develop correlation curves vs the measured BWi values

Core Intervals	Bench Top Acid, Bench Top Alkaline and Bench Top roast Tests	FLSmidth Inc (2024)	9232518716 H24003 Bench pressure oxidation and Roasting testwork – Fourmile Ore

•

A total of 35 samples were classified under Acid, alkaline, Roast and check samples

•

All samples were taken from Sophia and Dorothy of the deposit

•

Direct cyanidation leach tests were completed for 24 and 48hrs

•

All samples were subjected to high temperature (GS), Low temperature (GQ) at 100% oxygen and a third option of Low temperature at 40% oxygen purity

•

Pressure oxidation samples (single refractory) were split into acid (< 15% CO3) and alkaline (> 15% CO3)

•

Average recoveries ranged from 70% for Low temperature roast at 40% oxygen to 97% for pure acid samples under Acidic Pressure Oxidation

•

Single refractory samples (Acid & Alkaline) performed between 21% and 3 % lower in the roast process when compared to pressure oxidation

Alkaline Pressure oxidation tests were conducted in the presence of Trona at 10kg/t, which improved recovery by 10% (69% to 79%)

Core Intervals, Composites	BTR-CIL, XRD	Hazen Research Inc (2025)	Batch Rotary Kiln Roast – Leach Evaluation of Gold Bearing whole ore Samples, Fourmile Ore Body

•

A total of 87 half core samples from Rose and Blanche (South part of the Fourmile deposit) were submitted for Bench top roast testwork

•

Two test conditions of high (GS) and low (GQ) temperature were used on all the samples

•

Gold recoveries ranged from 42 to 94% for high temperature roast with an average of 80% and

•

44% to 95% for the low temperature roast with an average of 81%

•

A split of the single and double refractory samples gave average recoveries of 80 and 85%, respectively

•

Arsenic content of the ore samples ranged from less than 400ppm to as high as 14000ppm

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Core Intervals	BTAC, BTALK – CIL Tests, Direct Cyanidation & BWi	FLSmidth (2025)	9232520362 H25002 Batch Cyanidation and Pressure Oxidation Testing

•

86 samples taken from Rose and Blanche of the ore deposit were classified as Acid, Alkaline, Roast and Check Samples

•

Roast tests were excluded in the test program focusing only on direct cyanidation, acid and alkaline pressure oxidation

•

Contained carbonate content was used for the split between acid (< 15% CO3) and alkaline (> 15% CO3) samples

•

Recovery for double refractory samples under pressure oxidation conditions are obviously depressed by high preg rob

•

Acid samples had a recovery range of 91 -98% with an average of 96%

•

Alkaline samples, had a recovery range of 59 - 93% with an average of 85%

•

Single refractory samples had significantly high free or cyanide soluble gold, with an average of 51% and maximum of 81%.

•

BWi index data was combined with the 2024 results and used to generate the BWI vs Moh Scale hardness values correlation for predicting BWI using XRD data

•

High dolomite and calcite values reported in the Hazen work was confirmed by FLSmidth by XRD analysis.

Core Intervals	Mineralogical studies on Feed samples	Gold Strike (Internal) and AMTEL(External) Laboratories	20251130 Fourmile Phase 1 Gold Deportment and Bulk Mineralogy

•

Four samples were selected from the 2024 Metallurgical testwork (Sophia and Dorothy) and only feed samples were studied

•

Feed grades were between 20 and 61g/t

•

Gold strike laboratory team focused on bulk mineralogy and visible gold identification while

•

AMTEL focused on invisible gold and sulfide mineralization morphology.

* Cortez Hills UG is a NGM owned, non-Carlin Complex ore source.

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Table 10-2 Metallurgical Testing Laboratories

Laboratory and location	Independent from Registrant
Amtel (London, ON, Canada)	x
Goldstrike Metallurgical Services (Eureka County, NV)
Kappes Cassiday and Associates (Reno, NV)	x
Hazen Research Inc.(Golden, CO)	x
FLSmidth (Midvale, UT)	x
McClelland Laboratories, Inc	x
Surface Science Western	x

10.1.1	Roasting Testwork

Bench and pilot roasting simulated the two-stage oxidative roasters at Goldstrike (GS) and Gold Quarry (GQ). Stage 1 targets sulfide oxidation; Stage 2 increases temperature to oxidize total carbonaceous material (TCM). Tests used 100% high purity oxygen with controlled residence times and are summarized in Table 10-3.

Table 10-3 Bench to Roast test conditions for Gold Strike and Gold Quarry Test Protocols

Test Protocol	Stage 1 Temperature and Residence Time	Stage 2 Temperature and Residence Time
Gold Strike	530°C for 30min	570°C for 15min
Gold Quarry	520°C for 20min	550°C for 10min

Additional variations of testing protocols assessed included:

●	Low-temperature GQ conditions with reduced oxygen partial pressure (40% O₂) to reflect calcine cooler operating conditions; and

●	Elevated-temperature trials (2018–2019) to maximize organic carbon burn-off.

Key observations were that higher Stage-2 temperatures improve TCM oxidation but promote dense iron-oxide phases (magnetite/maghemite) that can encapsulate gold; low-temperature roast produces more porous calcine and reduces gold lock-in. Typical bench recoveries were approximately 92–96% on amenable composites; variability samples ranged between approximately 80–95% depending on arsenic level and mineral texture. Pilot testing indicated Stage-2 temperatures should not exceed about 570°C to avoid excessive dense iron-oxide formation.

10.1.2	Pressure Oxidation

POX testing covered acidic and alkaline regimes, selected by carbonate content. Acidic POX was applied where CO₃ < 15% (with pre-acidulation as required). Alkaline POX was applied where CO₃ > 15% and included trona as a modifier to promote sulfide oxidation and manage reaction products.

Table 10-4 summarizes the test conditions used in both acid and alkaline tests.

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Table 10-4 Alkaline and Acid POX test conditions

Test Protocol	Pretreatment	Test sample	Test Temperature	Residence Time	Oxygen
ACID POX	Acidulation	P80 of 75 µm at 35% solids (w/w)	225ºC	60 minutes	100 psi Oxygen over pressure and 2 L/m vent
Alkaline POX	Trona addition	P80 of 75 µm at 35% solids (w/w)	225ºC	60 minutes	100 psi Oxygen over pressure and 2 L/m vent

Acid POX achieved up to approximately 97% recovery on amenable samples. Alkaline POX recoveries improved by approximately 10 percentage points with trona (typical from a 78–85% roaster recovery range increasing to 79–88%), contingent on TCM/preg-rob behavior and sulfide oxidation levels. Single refractory samples favored POX; double refractory samples often favored roasting.

10.1.3	Comminution

Bond Work Index (BWi) testing on more than 50 samples returned values of 13–16 kWh/t, with an average of approximately 15 kWh/t. Selected samples also underwent abrasion index measurements. Correlations between XRD-derived mineral assemblages, Mohs-scale hardness, and BWi are being developed for predictive throughput modeling and geometallurgical block model inputs.

10.1.4	Mineralogical Studies

Bulk mineralization and gold-deportment studies were completed via optical microscopy, SEM-EDS/MLA, and D-SIMS. These tests were able to define gold deportment and identify free “cyanide” soluble gold. Arsenopyrite and pyrite were identified as the main host of invisible gold. The presence of arsenic minerals in high concentrations (>1,800ppm) is known to cause the formation of dense iron oxide phases during roasting that encapsulate gold and negatively affect recovery. The dense iron oxide phase formation is also a function of temperature.

XRD identified significant calcite and dolomite, influencing carbonate thresholds for POX routing and acid consumption. Preg-rob behavior varies with TCM type and abundance.

10.1.5	Flotation and Cyanidation

Preliminary flotation produced low gold recovery (typically less than 35% and 75% sulfide sulfur recovery) indicating it was impractical and not pursued further. Post-oxidation CIL performance depends on sulfide oxidation extent, organic carbon destruction, and carbon activity. Direct cyanidation indicated notable free-milling gold in southern domains (Rose, Blanche).

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10.1.6	Diagnostic Leach and Magnetic Separation

Diagnostic leaching partitioned gold into mineralogical hosts and quantified refractory/encapsulated fractions, supporting recovery loss accounting. Magnetic separation is being assessed for recovery of gold associated with dense iron-oxide phases observed in high-temperature calcines.

10.2	Representativeness of Samples

Sampling strategies combined geological domaining with metallurgical criteria (Au, SS, CO₃, As, TCM, preg-rob index) and spatial distribution aligned to life-of-mine (LOM) stope shapes. Early work (2018–2019) used master composites due to limited drilling; later programs (2024–2025) shifted to variability samples by domain to reflect expected plant feed distributions. The resulting dataset captures the principal drivers of metallurgical performance.

10.3	Metallurgical Variability

Key variability drivers include sulfide sulfur (oxidation demand/fuel), carbonate (acid vs. alkaline POX routing), TCM (preg-rob potential), arsenic (iron-oxide phase formation), and mineral texture. Generally, double-refractory materials achieve higher overall recovery via roasting, while single-refractory materials respond better under POX. Alkaline POX performance improves with trona; acid POX performance is highest where carbonate is below threshold.

10.4	Recovery Assumptions and Algorithms

Recovery relationships are derived from bench and pilot datasets and are applied by ore type, facility, and chemistry. Assumptions incorporate the following elements:

●	Arsenic penalty: above 1,200 ppm As, roasting recoveries are derated to account for dense iron-oxide formation and gold encapsulation.

●	Preg-rob adjustment: samples exhibiting elevated preg-rob indices are derated unless pretreatment sufficiently destroys organic carbon.

●	Routing thresholds: CO₃ < 15% to acid POX; CO₃ > 15% to alkaline POX with trona; double-refractory preference to roasting.

●	Operating envelope: GS/GQ roast stage temperatures capped at ~570°C in Stage 2 to limit dense iron-oxide formation.

Representative average recoveries from test programs (2019–2025) are summarized in Table 10-5.

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Table 10-5 Average Gold Recovery (2019 - 2025)

Test Program	Sample Recovery (%)
	Double Refractory	Single Refractory Samples	Alkaline Single Refractory Samples	Acid Single Refractory Samples
Gold Quarry Test Conditions_2019	87.8	90.5	88.9	94.3
Pressure oxidation_2024	74.8	81.0	79.0	97.0
Gold Strike Test Conditions_2024	85.5	76.4	76.4	76.9
Gold Quarry Test Conditions_2024	82.1	75.7	75.8	75.5
Pressure oxidation_2025	49.0	86.8	84.8	96.1
Gold Strike Test Conditions_2025	85.6	79.2	78.5	81.6
Gold Quarry Test Conditions_2025	86.3	79.6	78.8	82.8

Facility-specific recovery curves (GS and GQ) are used with derates for arsenic and preg-rob behavior. POX curves are applied by acid/alkaline routing with carbonate thresholds and trona adjustments for alkaline tests.

For this Initial Assessment (IA), an average LOM recovery of 82.8% was used based on the split of ounces routed to the respective processing facilities for both double and single refractory ores.

10.5	Deleterious Elements

Depending upon the specific processing facility, several processing factors or deleterious elements could have an economic impact on extraction efficiency of a certain ore source, based either on the presence, absence, or concentration of the following constituents in the processing stream:

●	Organic carbon;

●	Sulfide sulfur;

●	Carbonate carbon;

●	Arsenic;

●	Mercury;

●	Antimony; and

●	Copper.

However, the above list of constituents is typically not a concern under normal ore routing and blending practices at the roaster and autoclave processing facilities where either material from several mines and properties may be processed at one facility. The impact of each element is mitigated through blending to the thresholds and routing to the correct facilities.

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10.6	Blending

Ore blending is an effective strategy to allow for processing ores having a wide variability of geochemistry. Fourmile ore is intended to be integrated into the blend with the other NGM ore sources to cater and optimize the feed blend requirements of each facility.

Typical feed parameters of the processing facilities are shown in Table 10-6 and Table 10-7.

Table 10-6 Roaster Feed Parameters

Variable	GS Target Range	GS Optimum	GQ Target Range	GQ Optimum	Notes
SS (%)	0.8–1.8	1.6	1.4–2.5	2.1	Controls autogenous oxidation
CO₃ (%)	>14	>14	10–18	12	Impacts SO₂ balance and downstream lime
TCM (%)	0.8–1.2	0.95	0.4–0.75	0.6	Preg-rob potential; Stage-2 needs
Au (g/t)	Max	Max	Max	Max	Subject to blending capacity
As (ppm)	<1,800	<1,200	<1,800	<1,200	Dense Fe-oxide risk in roasting
Hg (ppm)	—	—	<25	<25	Emissions control (GQ)

Table 10-7 Autoclave POX Feed Parameters

Variable	Alkaline POX Target	Alkaline POX Optimum	Acid POX Target	Acid POX Guidance
CO₃ (%)	>8	>8	<8	Minimize for acid balance
Au (g/t)	Max	Max	Max	Max
Preg-rob (%)	<40–<60*	Min	<40–<60*	Min
SS (%)	—	—	<2.8	~2.8

10.7	QP Comments on Mineral Processing and Metallurgical Testing

In the Qualified Person’s opinion, the testwork is representative of the metallurgical variability at Fourmile and uses accepted industry methodologies that reasonably replicate operating conditions at typical roaster and autoclave facilities for these ore types. The data are adequate to support recovery models and processing assumptions for Mineral Resource and Mineral Reserve estimation under S-K 1300. Ongoing bench and pilot-scale work will refine parameters but is not expected to materially change conclusions.

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11	Mineral Resource Estimates

The Mineral Resource estimates for Fourmile have been defined, classified and reported according to the guiding principles and requirements as set out in S-K 1300 and the CIM (2019) MRMR Guidelines. They are reported on both an attributable and 100% basis, with the Registrant’s attributable share commensurate to its 61.5% interest in NGM. This update reflects revisions to the geological framework based on new drilling and mapping, refinements to estimation domains to better capture mineralization continuity, and updated economic assumptions that incorporate inflationary cost pressures, metallurgical recoveries, and revised metal price forecasts of $2,000 per ounce gold, $25 per ounce silver, and $4.50 per pound copper.

Mineral Resources considered amenable to underground mining were constrained within Datamine® Mineable Shape Optimiser (MSO) shapes that adhere to minimum mineable stope dimensions at Resource cut-off grades. The resulting MSO shapes are also reviewed visually to ensure they are a reasonable distance from current or planned development.

11.1	Key Assumptions, Parameters, and Methods

11.1.1	Resource Database

Table 7-1 summarizes the drilling supporting Mineral Resource estimates. The model utilized for Mineral Resource planning undergo an annual update cycle beginning in March, with a final release scheduled between June and July. This update process is specifically targeted; only models where new drilling data has been acquired or where a reinterpretation of the geological controls has occurred.

11.1.2	Geological Modelling

Geological interpretation and modelling is based on internal Barrick Corporate Guidelines that outline standard practices for the construction, maintenance and version control of a three-dimensional geological model using the Seequent Leapfrog Geo software package. Each model adheres to a detailed review process performed by Barrick/NGM Subject Matter Experts to ensure geological integrity and compliance with Guidelines.

Barrick uses Seequent Central, a server-hosted database, to store, share and review all geological models that have been constructed in Leapfrog Geo. Each Geo project retains a chain of custody version control showing each published change, the user, project status (Draft, Ready for Review or Peer Review) and the date it was uploaded. Central enables multiple users to work on a model at one time while retaining model integrity. Subject Matter Experts are regional administrators that can

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grant or restrict access to any user at any time, as well as change project permissions including read or write access.

Construction and maintenance of representative geologic cross sections is required at each deposit that adequately describes the underlying geologic framework and controls on mineralization. Interpretations are supported by geologic observations (both drillholes and mapping), multi-elemental assay data, and field verification. Once approved, representative sections are expanded into a three-dimensional lithostructural geological model.

A comprehensive visual review of the updated drillhole and/or mapping database, including a comparison to previous extractions, is required prior to its incorporation or use in the geological model. A focus on the spatial validity and verification of collar and downhole survey data is paramount to ensure data integrity. Any issues are raised to the database teams using a Digital Service Request system for further investigation to include or exclude from future extractions.

This validated data provides the basis for geological model interpretation which is key to capturing the structural, lithological, alteration and mineralization controls for Fourmile. The geological model is reviewed in detail by Barrick/NGM subject matter experts to ensure correct capture of the controls which are then used as the foundation to the estimation domains. These geologically driven estimation domains provide the basis of the estimation in the Resource model.

Extensive resource model validations are conducted throughout the year by subject matter experts with the team to ensure model integrity and geological representativeness into the input datasets. Standard validation practices include visual and statistical comparison against the input data and the output model interpretation and estimate This is supported by swath plots in northing, easting and depth at regular increments are also completed to validate local estimation performance against input data.

The domain interpretations have been refined relative to the 2024 model, resulting in geologically robust local domains constrained by explicitly defined mineralization controls. These updates are supported by additional drilling, enabling both targeted local refinements and broader revisions to the global geological interpretation.

The updated domain geometry has been further validated through statistical analyses, supporting the consistency of the revised interpretations (Figure 11-1).

At a global scale, the Fourmile deposit comprises two principal styles of gold mineralization. The primary style is associated with a pervasive fault fabric that transects lithological units. These structures represent zones of enhanced structural preparation and act as conduits for mineralizing fluids. Interaction between these fluid pathways and reactive carbonate sediments results in the development of breccia-hosted mineralization (Figure 11-2).

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The second style is associated with the DW8/5 lithological contact, a carbonate–sediment interface that represents a laterally continuous and highly favorable mineralization horizon across the extent of the orebody. This style is analogous to, and constitutes the dominant mineralization style at, the Goldrush deposit immediately to the south.

Additional drilling in 2025 has improved the resolution of the structural framework, delineating fault splays and plunge geometries, and supporting extensions to the interpreted mineralization extents. The most notable of these extensions occurs within the Rose Stem Domain.

The final estimation domains, constrained to the discrete mineralization styles described above, are represented by 16 spatially discrete domains (Figure 11-3 and Table 11-1).

Figure 11-1 Comparison of Domaining 2024 to 2025

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Figure 11-2 Cross-section of the Described Mineralization Domain Styles

Figure 11-3 Updated Estimation Domains Informing the 2025 Model

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Table 11-1 Final Estimation Domains

Domain	Detailed Description
10	Rose Stem SBX
20	Rose Stem Main
30	Rose Stem Upper
40	Wenban 8/5
50	Sophia Footwall SBX
60	Blanche QFP Dike Domain
70	Blanche Footwall Fold
80	Blanche Lower Thrust
90	Blanche Sadler Flat / Blanche Cavity Breccia
91	Blanche Wedge
100	North Sadler
110	Anna
120	Dorothy
130	Dorothy NE Trend
111	Low grade upper
222	Low grade lower

11.1.3	Bulk Density

Density samples are collected from all core drill holes at a frequency of one sample per lithologic unit within each formation. Sample selection is further refined on an as needed basis by making selections within waste and mineralization, lithologic subunits, and alteration features. These samples are then dried prior to the water immersion method used to calculate specific gravity.

There is very little variance in the density measurements taken within both the host lithology and country rock. As such, a global density of 2.60 g/cm3 is globally applied. This will be refined as additional resolution is defined through the future maturity of the model and the project.

11.1.4	Compositing, Capping and Outliers

The raw data is composited to ensure that the estimate is not impacted by volume variance bias. A 3.0 m (10 ft) composite interval is chosen so that all available sample data is applied with equal support. Residual lengths are incorporated into the 3.0 m composite. The composite length was selected based on the parent block size and the average raw sample length (1.5 m, 5 ft).

The composited samples have been appropriately top-cut to mitigate the undue influence of high-grade outliers on domain estimates without impacting the overall metal associated with the domain.

Top-cut thresholds are evaluated on a domain-by-domain basis using a combination of histogram analysis, cumulative distribution plots, and assessment of the coefficient of variation. Table 11-2 and Figure 11-4 to Figure 11-5 present the supporting analyses and the selected top-cut values.

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Table 11-2 EDA Summary by Domain Capped and Uncapped

Metric	Type	0	10	20	30	40	50	60	70	80	90	91	100	110	120	130	111	222
mean	Original	0.23	14.88	27.72	17.31	13.79	30.98	9.36	26.1	21.34	23.67	18.27	31.06	29.86	20.13	18.12	2.27	2.22
mean	Capped	0.23	14.74	27.14	16.59	13.77	30.56	9.36	26.1	21.34	22.36	17.87	30.85	29.78	19.52	18.12	2.15	2.06
stdev	Original	0.96	14.28	30.64	20.65	12	21.95	9.95	17.21	24.97	23.02	17.74	27.4	26.95	25.79	23.07	1.87	2.68
stdev	Capped	0.96	13.66	27.98	16.52	11.9	20.56	9.95	17.21	24.97	17.56	15.44	26.53	26.57	22.47	23.07	1.24	1.64
cv	Original	4.15	0.96	1.11	1.19	0.87	0.71	1.06	0.66	1.17	0.97	0.97	0.88	0.9	1.28	1.27	0.82	1.21
cv	Capped	4.15	0.93	1.03	1	0.86	0.67	1.06	0.66	1.17	0.79	0.86	0.86	0.89	1.15	1.27	0.58	0.8
max	Original	29.87	81.9	209.45	159.37	76.6	110	27.35	61.85	97.35	125.31	133.23	158.07	158.03	180.36	79.1	21.85	36.04
max	Capped	29.87	70	140	100	70	90	27.35	61.85	97.35	90	90	130	140	120	79.1	5	8

Figure 11-4 Rose Upper Domain Top Cap Analysis

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Figure 11-5 Rose Upper Domain Top Cap Analysis

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11.1.5	Variography

Exploratory data analysis (EDA) was conducted using Snowden Supervisor statistical software, with all modelling and estimation completed in Resource Modelling Solutions Platform (RMSP). An example of the modelled variogram is shown in Figure 11-6.

Variography has been used to analyze spatial continuity and relation within the individual mineralized domains to determine the appropriate search strategy and estimation parameters. The variogram modelling process involved the following steps:

•	The data was transformed into a normal score space using Snowden Supervisor.

•	Calculate the down hole variogram to describe and quantify the nugget effect.

•	Orientate the variograms into the plane of greatest continuity and identify the plunge of maximum continuity within this plane.

•	Model experimental variogram in the direction of maximum continuity and the orthogonal directions.

•	Apply a back transform to all variogram models to obtain the appropriate variogram models for interpolation of the capped composite data.

Where an individual domain has insufficient samples to undertake variography, the variography parameters from a comparative domain with a similar trend were used and the orientation adjusted to match the domain with insufficient data.

11.1.6	Resource Estimation

The Fourmile Resource model is estimated using Ordinary Kriging within RMSP software. Composited samples, constrained by the defined estimation domains, are interpolated using domain-specific parameters, including modelled variogram structures that govern sample weighting, and search criteria that define the number of informing samples and drill holes.

In addition, dynamic anisotropy is applied to locally adjust search orientations in accordance with interpreted control surfaces, ensuring alignment with the geological understanding of mineralization pathways.

The search strategy is optimized using the Localized Search Optimization (LSO). This method calibrates the search strategy on a block-by-block basis against the target block variance. This allows an efficient balance between estimation quality and block selectivity and negates the need for subjective multiple search passes. Table 11-3 presents the optimization and selected search strategy for Domain 40.

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Figure 11-6 Variograms for Select Domains Informing Fourmile Model

Downhole, Direction 1 and Direction 2

Table 11-3 LSO calibration for Domain 40

iso_coeff	max_co mps	count	RMSE	SOR	R2	% Metal Dev 3.00	% Metal Dev 10.00	% Metal Dev 20.00	Estimate mean	True mean	% Var Dev
0.398	40	349	10.54	0.79	0.22	-1.22	-2.67	3.22	14.01	13.77	-7.84
0.452	40	349	10.6	0.75	0.21	-1.54	-3.34	6.55	14.05	13.77	-2.62
0.505	40	349	10.63	0.71	0.2	-1.25	-1.85	4.86	14.15	13.77	0.01
0.558	40	349	10.71	0.69	0.19	-1.35	-1.92	4.94	14.16	13.77	1.87
0.611	40	349	10.67	0.7	0.2	-1.42	-2.61	5.18	14.11	13.77	2.27
0.664	40	349	10.67	0.7	0.2	-1.36	-2.53	5.85	14.1	13.77	2.51

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11.1.7	Resource Classification

Definitions for Resource categories used herein are those defined by SEC in S-K 1300. Mineral Resources are classified into Measured, Indicated, and Inferred categories.

The Resource classification applied to the Fourmile deposit integrates geological continuity, grade continuity, and drillhole spacing (see Table 11-4) to quantify the level of uncertainty associated with local block estimates. Classification domains were delineated using section-based strings derived from these criteria, resulting in coherent and spatially contiguous classification volumes (see example in Figure 11-7). No Measured Mineral Resources are currently defined within the Fourmile model.

These classification thresholds are supported by a drillhole spacing analysis undertaken in 2025 for the principal mineralized domains, which quantitatively assessed the relationship between data spacing and estimation uncertainty.

Table 11-4 Fourmile Mineral Resource Classification Spacing Guidance

Resource Classification	Nominal Drillhole Spacing ft (m)	Geological Considerations on Mineralization Controls and Continuity
Indicated	< 100 ft (30 m)	Well-constrained at the local-scale
Inferred	100 – 295 ft (30 – 90 m)	Assumed but not verified at the same level of confidence

Figure 11-7 Long Section Showing the Spatial Classification and Drill Coverage

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11.1.8	Resource Block Model and Validation

The applied parent block sizes consider drillhole spacing. Block sizes are typically a third to a quarter of the spacing. This results in two supports for Fourmile (Table 11-5). In both cases the model is sub-celled to 1.5m.

Table 11-5  Fourmile Model Block Size Description

Block Detail	Parent Block Size (Inferred and exploration upside)	Parent Block Size (Indicated)	Minimum Sub-Block Size
X	60 ft (18.3m)	30 ft (9.2m)	5 ft (1.5m)
Y	60 ft (18.3m)	30 ft (9.2m)	5 ft (1.5m)
Z	30 ft (9.2m)	30 ft (9.2m)	5 ft (1.5m)

Validation of the estimation model considers the following approach:

●

Visual Validation: Block grade estimates are compared against informing composite data and geological interpretations in both cross-section and 3D (Figure 11-8). This review confirms that interpolation trends, grade smoothing, and boundary transitions align with established geological controls and local mineralization trends.

●

Global Bias and Statistical Checks: Grade–tonnage curves, incorporating change-of-support considerations, were reviewed to evaluate model selectivity and the reasonableness of local grade tonnage distributions (Figure 11-10). Statistical comparisons between declustered composite means and estimated block means are performed for each domain to ensure global accuracy (Table 11-6). To verify the change-of-support, the block grade distribution is evaluated against a theoretical support-corrected distribution (Discrete Gaussian model) called a ‘decluster plot.’ This ensures that the smoothing imparted by the estimation is globally appropriate and to confirm the representativeness of the support corrected composite dataset against the estimate (Figure 11-11).

●

Spatial Trend Analysis: Swath plots are generated to compare declustered data against block grades along North, East, and Elevation increments (Figure 11-9). This validates that the local grade variations in the model accurately reflect the underlying data without excessive smearing or local bias.

●	Model-to-Model Comparison: Significant changes from previous Resource models are reconciled to ensure they are supported by new drilling, updated interpretations, or changes in estimation methodology.

No material discrepancies were identified through the validation process, and the results are considered appropriate given the deposit style, data spacing, and applied resource classification.

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Figure 11-8 E-W Sections comparing composite grade to model grade

Figure 11-9 Domain 20 Swath plots (X, Y)

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Figure 11-10 Domain 200 and 300 GCOS composites GT curve (Green) and Estimate (Red)

Figure 11-11 Decluster Validation Plots

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Table 11-6  Global Domain Statistical Comparison Between Model Estimate and Data Mean

(Global and within the Inferred and Indicated Portion)

Domain	Declustered mean	Model Mean	Declustered (Ind and Inf)	Model mean (ind and Inf)
20	24.59	26.19	25.83	25.16
30	16.99	17.08	17.8	17.11
40	11.87	10.7	11.22	11.53
91	16.3	15.5	14.32	15.51
100	31.83	28.02	32.57	33.4
110	32.3	29.42	30.22	31.46

11.1.9	Economic Parameters

Metal Price Assumptions

Fourmile uses Barrick corporate guidance for metal price assumptions. The guidance is based on a combination of historical and current contract pricing, contract negotiations, knowledge of its key markets, short-term versus long-term price forecasts prepared by Barrick’s internal marketing group, public documents, and analyst forecasts when considering the long-term commodity price forecasts.

In accordance with industry accepted practices, higher metal prices are used for the Mineral Resource estimates compared to the prices used to estimate Mineral Reserves. Only mineralisation that could satisfy the test for Reasonable Prospects for Eventual Economic Extraction (RPEEE) were included in the Mineral Resource estimate.

The long-term Resource metal price forecast for gold is US$2,000/oz (2025YE).

Resource Cut-off Grades

Resource cut-off grades were calculated and used as inputs to Datamine® Mineable Shape Optimiser (MSO) software to define the edges/limits of mineable underground Resource stope shapes for possible inclusion into Mineral Resources.

A summary of the parameters used in Resource cut-off grade calculations can be found in Table 11-7.

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Table 11-7  Resource Cut-Off Grades

Description	Unit	Vertical Longhole Stoping	Horizontal Longhole Stoping
Mining Operating Cost	$/ore tonne	$84.00	$135.87
Mining G&A	$/ore tonne	$9.24	$14.95
Mining Sustaining Capital	$/ore tonne	$8.26	$13.35
Mining Subtotal	$/ore tonne	$101.49	$164.17

Transportation	$/ore tonne	$7.96	$7.96
Processing Cost	$/ore tonne	$34.95	$34.95
Processing G&A	$/ore tonne	$4.72	$4.72
Process Sustaining Capital	$/ore tonne	$1.59	$1.59
Processing Subtotal	$/ore tonne	$49.22	$49.22

Total Cost	$/ore tonne	$150.71	$213.38

Gold Price	$/rec. oz	$2,000	$2,000
Refining & Selling	$/rec. oz	$0.60	$0.60
Royalties	$/rec. oz	$49.72	$49.72
AB495 Tax	$/rec. oz	$19.60	$19.60

Metallurgical Recovery (@COG)%		77.1%	80.9%

Resource Cut-Off Grade	g/t	3.15	4.25

Resource cut-off grades were calculated at a $2000 gold price with allowances for refining & selling expenses, royalties, and Nevada’s AB495 tax.

Two variations of the longhole stoping mining method are envisioned: vertical longhole stoping will be used for the steeply-dipping portions of the orebody, while horizontal longhole stoping will be used for the shallow-dipping portions of the orebody. Mining costs for vertical stoping were sourced from the nearby Goldrush mine. The higher-cost horizontal stoping cut-off grades were used to create MSO shapes in the shallow-dipping portions of the orebody.

The transportation cost is a tonne-weighted average of the rail haulage cost from Fourmile to the Goldstrike and Gold Quarry Roasters at Carlin (assuming 68% of tonnes processed at Goldstrike Roaster and 32% of tonnes processed at the Gold Quarry Roaster).

The processing cost is a tonne-weighted average of the processing costs for the Goldstrike and Gold Quarry Roasters at Carlin (again: assuming 68% of tonnes processed at Goldstrike Roaster and 32% of tonnes processed at the Gold Quarry Roaster). This processing cost includes an allowance for tramp metal removal prior to processing.

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Metallurgical recoveries used in Resource cut-off grade calculations were based on the Goldstrike and Gold Quarry Roasters’ respective recovery curves and weighted-average by contained ounces processed (assuming 65% of contained ounces processed at Goldstrike Roaster and 35% of contained ounces processed at the Gold Quarry Roaster)

Goldstrike Roaster Recovery (%) = (92.027536-37.35906*e(-12.94386*Aufa[opt])) - 5%

Gold Quarry Roaster Recovery (%) = (92.027536-37.35906*e(-12.94386*Aufa[opt])) - 1%

11.2 Mineral Resource Statement

Mineral Resources are reported consistent with the Mineral Resource standards and definitions set out in S-K 1300, guided by the CIM (2019) MRMR Guidelines, and are reported exclusive of those Mineral Resources converted to Mineral Reserves.

Table 11-8 summarizes the Fourmile Mineral Resources, December 31, 2025 on a 100% basis. No Reserves have been declared.

This assessment is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that this economic assessment will be realized.

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Table 11-8  Mineral Resources Summary, 100% Basis, as of December 31, 2025

Category	Tonnes (Mt, 100% Basis)	Tonnes (Mt, Attributable)	Grade (g/t Au)	Contained Metal (Moz Au, 100% Basis)	Attributable Metal (Moz Au)	COG (g/t Au)	Met. Au Rec (LOM Avg. %)
Measured	-	-	-	-	-	3.15 - 4.25	82.8
Indicated	4.6	2.8	17.59	2.6	1.6
M+I	4.6	2.8	17.59	2.6	1.6
Inferred	25	15	16.9	13	8

Notes:

●	Mineral Resources are reported on a 100% and attributable basis as of 31 December 2025. The Registrant’s attributable share of the Mineral Resource is 61.5% based on its ownership interests in NGM.

●	The Mineral Resource estimate has been reported using the definitions in S-K 1300 and guidance from CIM (2019) MRMR Best Practice Guidelines.

●	Mineral Resources utilize long-term metal price assumptions of US$2,000/oz Au.

●	COG is provided as a range; it is dependent on ore source and process stream and not directly used in Resource estimation.

●	Metallurgical recovery is provided as a LOM blended average and is dependent on ore source and process stream.

●

Underground Mineral Resources are constrained within mining shapes for long hole stoping methods at appropriate COG’s utilizing long-term Resource metal price assumptions and other economic and metallurgical factors as described in Sections 10 and 11.

●	All Mineral Resource estimates of tonnes and metal are reported to the second significant digit.

●	Measured and Indicated Resources are reported to two decimals on grade and Inferred Resources are reported to one decimal on grade.

●	Numbers may not add due to rounding.

●	The QP responsible for the Mineral Resource Estimate is Mark Roux (Pr.Sci.Nat. 400136/09)

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11.3 Mineral Resource Audits

To ensure the technical integrity of Mineral Resource estimates, a rigorous, staged internal peer review process is carried out utilizing QP’s and relevant subject matter experts. The process documents and records finding and follow-up items to be considered and included as necessary It considers the following key items:

●	Database Integrity and QA/QC: data collection methods and historical risks are validated;

●	Geological Domains and Mineralization Controls: focuses on the evolution of structural and lithological controls on Mineral Resource domains;

●	Estimation and Validation: detailed review of exploratory data analysis, geostatistical parameters, such as search neighborhoods and boundary conditions, and variography; and

●	Once completed and having satisfied the QP’s and subject matter experts, the model is released to engineering to commence the optimization process.

11.4 Uncertainties in the Mineral Resource Estimation

The primary source of uncertainty in the current Mineral Resource Estimate is drill spacing, with uncertainty decreasing as data density and spatial resolution improve. Resource classification reflects this relationship: Measured resources represent the highest level of confidence, followed by Indicated, with Inferred resources carrying the lowest confidence. There are currently no Measured resources defined at Fourmile.

In addition to drill spacing the QP recognizes that Mineral Resource estimates are inherently subject to uncertainty arising from interpretation of geological, geostatistical, and engineering parameters. These uncertainties have been evaluated and, where possible, mitigated through data density, sampling protocols, assays QC monitoring, estimation methodology, and operational reconciliation; however some residual uncertainty remains. Residual uncertainty related to sampling and analytical data quality is considered low, supported by a QC program, independent laboratory verification, and comprehensive database validation procedures described in Section 9. Any remaining uncertainties associated with historical data have been mitigated through validation against modern drilling and grade control data and are appropriately reflected in the Resource classification.

Resource classification is fundamentally controlled by the complexity of the geological framework, mineralization controls, and the inherent variability observed in assay data. These factors collectively underpin the confidence assigned to each classification category.

A drill spacing study completed in 2025 was used to support the Indicated classification criteria. This study evaluated the variance within key geological domains across a range of drill spacing scenarios. The results were assessed using three principal metrics: spatial error (local variability and displacement of metal), execution error (global precision between spacing scenarios), and misallocation error (the accuracy of metal distribution between comparative scenarios). The outcomes of this analysis support the adopted drill spacing for the Indicated classification.

The current Inferred classification, defined by drill spacings ranging from approximately 30 m to 100 m, demonstrates strong potential for conversion to Indicated, with minimal global metal loss observed in the study. However, it is important to note that the majority of the Fourmile resource is presently

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classified as Inferred. As such, the robustness of this conversion assumption will be further validated through ongoing and planned infill drilling programs.

The table below (Table 11-9) highlights the considerations that the QP applies in determining the indicated and inferred mineral resource classifications for Fourmile:

Table 11-9  Comparison and QP considerations between Inferred and Indicated mineral resource classification for Fourmile

Aspect	Indicated Mineral Resource	Inferred Mineral Resource
Overall Risk Level	Moderate	High
Geological Confidence	Reasonably well understood; continuity assumed with local confidence	Limited understanding; continuity inferred but not verified
Data Density (Drill Spacing)	Moderate to close spacing (30m and less)	Wide spacing (30m to 100m)
Estimation Uncertainty	Moderate; acceptable for mine planning assumptions	High local and global uncertainty
Local Accuracy	Reasonable prediction at local scale	Poor local predictability
Sensitivity to Interpretation	Moderate; relatively stable	High; strongly influenced by geological assumptions
Grade Continuity Confidence	Supported by data and interpretation	Assumed, not well constrained
Risk to Grade/Tonnage	Moderate risk of deviation from estimate	High risk of significant deviation
Key Risk Driver	Residual geological variability and spacing	Lack of data and unresolved local geological controls

11.5 QP Comments on Mineral Resource Estimates

The QP is of the opinion that the mineral resource estimation process including the data quality, geological modelling, treatment of outliers, estimation processes, and resource classification to be in line with industry best practices and free of any material forms of error.

The main risks highlighted will be resolved through future drilling which will continue to improve the geological and mineralization controls for Fourmile at both a local and global scale.

The Mineral Resources are constrained within optimized mineable underground stope shapes created with Datamine® Mineable Shape Optimiser (MSO) at Resource cut-off grades. This determination is based on a $2,000/oz gold price, demonstrating reasonable prospects for economic extraction.

The QP is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, metallurgical, fiscal, or other relevant factors that are not discussed in this Report, that could materially affect the mineral resource estimate. The relevant technical and economic factors can be resolved through further work.

The Qualified Person therefore considers the Mineral Resource estimate of sufficient quality to support the advancement of the project at the Initial Assessment level.

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12	Mineral Reserve Estimate

Fourmile is an exploration project; the study to date is conceptual in nature and cannot be used to support the declaration of Mineral Reserves.

There are no Mineral Reserves estimated for the Project and as per 17 CFR 229.601(b)(96)(iii)(A) this section is not required.

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13	Mining Methods

13.1	Underground Mining Operations

The Fourmile deposit is located adjacent to the Goldrush deposit and operations. Access to the deposit is intended to be from Goldrush operations and two new declines from Bullion Hill. Fourmile is proposed to be mined using longhole stoping with backfill, retreating in a longitudinal, bottom-up sequence. A combination of vertical and horizontal longhole stope shapes are used to accommodate the variability in orientation and geometry of the mineralisation.

The Bullion Hill portals are proposed to be collared to the North-West of the deposit. One decline will cater for conveyor haulage and be the primary method used to haul mineralisation. The second decline will cater for truck haulage of waste and initial mineralization mined during development.

Production material is planned to be hauled by either loader or truck to passes that connect to the conveying infrastructure. Following excavation, production stopes that are designated for backfill will be filled with either unconsolidated waste, cemented rockfill, or cemented paste backfill.

Fresh air will be provided to the workplace via the two declines and surface raise connections proposed to be located to the South-West in Horse Canyon. Further connections are available in Goldrush Operations which are anticipated to provide additional airflow capacity.

13.1.1	Vertical Longhole Stoping

Vertical longhole stoping is proposed in areas with geometries that are vertically continuous and inclined at 45 degrees or steeper. Vertical stoping accounts for approximately 60% of the production plan. Mining fronts consider a longitudinal central retreat method, where the stope access is excavated along the strike of the deposit with levels vertically spaced typically 18 m apart.

Following development, raises and slots are drilled (either via production raisebores or production drills) to create the initial void for stoping. Production holes are then drilled between levels and the blasted material is excavated. Following excavation of the stope, the voids are typically backfilled. Stope lengths are generally 20-24 m with widths ranging from 3.2 m to 24 m.

Figure 13-1 illustrates a typical vertical longhole open stoping arrangement.

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Figure 13-1  Vertical Long Hole Open Stoping Arrangement

13.1.2	Horizontal Longhole Stoping

Horizontal longhole stoping is proposed where mineralization geometry is horizontally continuous and dipping less than 45 degrees. Production from shallow dipping mineralization is approximately 40% of the production plan. Horizontal longhole stoping uses a longitudinal retreat method, where the stope access is excavated along the strike of the deposit, then production drill holes are drilled and blasted. Following excavation of the stope, the voids are typically backfilled.

Planned stope level spacing varies depending on the geometry of the deposit in the horizontal areas. Stopes are designed to be 20-24 m (66-80 ft) in length and strike, modified to fit the regional mineralisation geometries.

Figure 13-2 illustrates a typical horizontal longhole stoping arrangement.

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Figure 13-2 Horizontal Long Hole Open Stope Arrangement

13.2	Geotechnical and Hydrogeological Considerations

13.2.1	Geotechnical

Geotechnical drilling and collection of data is ongoing for the Fourmile deposit. Data collection thus far includes geotechnical core logging data, in-situ stress measurements (acoustic emissions and overcoring), as well as geotechnical lab testing data including uniaxial compressive testing (UCS), triaxial compressive testing (TCS), Brazilian Tensile strength testing, and cerchar abrasivity testing. Current data demonstrates that the rock quality is expected to be similar to or more favorable than the adjacent Goldrush operation. As such, for the purposes of the current level of study, similar stope dimensions, dilution and recovery factors and ground support requirements to that of Goldrush have been applied. Known geological domains that could present issues geotechnically have been considered in underground capital mine design and avoided to eliminate any potential interactions.

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Figure 13-3 Fourmile rock mass rating in comparison to other underground sites

Although rock mass rating is higher on average than other sites (as shown in Figure 13-3), Fourmile rock mass rating in comparison to other underground sites, stress modelling investigations indicate that in-situ and mining induced stresses will be a significant factor that needs to be considered for the Fourmile deposit. Virgin stresses will be on the order of approximately 30-60 MPa, primarily driven by depth from surface. Mining induced stresses will be higher still and begin approaching rock mass strengths in areas. Additional study work is currently underway to be completed for better estimation of extraction ratios, pillar placement and sizing, mine sequencing, and regional stability assessments. Continued gathering of geotechnical data from the drilling programs to reinforce and refine understanding of geotechnical parameters as applies to mine design and sequencing.

Currently, the shallow dipping mineralisation does not require additional stability measures, however if additional shallow dipping resources are identified, it is likely that regional stability pillars will be required. The impact of these pillars could be significant, if the pillars can not be positioned in low margin mineralisation.

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Table 13-1 Summarized geotechnical rock mass data

Summarized geotechnical rock mass data from Dempers and Seymour rock mass model completed May 2020 is shown in Table 13-1. Additional logging data obtained after completion of 2020 rock mass model will be summarised in the upcoming Nov 2026 model update. The Nov 2026 model is currently complete and final report is being prepared.

13.2.2	Hydrogeology

Ongoing test work is being completed to confirm and calibrate regional groundwater models used to forecast dewatering requirements for the Fourmile Project. At this stage of study, allocations have been made to account for the cost of surface dewatering wells and pumping of water from the underground excavations.

Mine water is proposed to be managed using sumps spaced 30 m (100 ft) vertically in declines and on each 18 m (60 ft) production level. Sumps will collect both ground water and process water, and cascade to two main pumping stations where water will be pumped from the mine. Four surge water storage bays have also been included in the design each with a capacity of 8.6 ML.

13.3	Mine Design

13.3.1	Preliminary Cut-off Grade / Value

When processing recovery is variable depending on the grade of the mineralisation, the traditional approach of using a cut-off grade (COG) or equivalent COG (where multiple commodities are considered) is used to delineate between economic and uneconomic material is not appropriate. In place of a COG approach, a cut-off value (COV) was used, where the net smelter return (NSR) is estimated and compared to the estimated costs to determine inclusion into the mine plan.

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Three separate COV thresholds have been used in the process of designing and scheduling the mining activities for the Project:

1.

Fully Costed Cut-Off Value (FCOV) – represents the revenue that must be generated by a parcel of mineralized material to meet the associated operating and sustaining capital costs of extracting and processing that parcel.

2.

Incremental Cut-Off Value (ICOV) – represents the revenue that must be generated by a parcel of mineralized material to meet the associated direct stoping, incremental surface haulage, processing, general, and administrative costs of extracting and processing that parcel. This is applied when the operation has invested in development and access infrastructure and no further investment in development is required to access mineralised material within a mining area.

3.

Marginal Cut-Off Value (MCOV) – represents the revenue that must be generated by a parcel of mineralized material to meet the associated incremental surface haulage, processing, general, and administrative costs of extracting and processing that parcel. The MCOV is used when the operation has committed to mining a mineralised parcel of material, such as during development excavation to access a stoping block. The decision to mine that defined parcel has been made and appropriately paid for by that stoping activity, meaning that incidentally accessed material can potentially be processed at no additional mining cost. The MCOV can exclude all mining costs, as these costs will be incurred irrespective of whether the material is processed or sent to the waste facility.

A summary of the various cut-off values and the associated cost elements considered in their calculation is summarised in Table 13-2.

Table 13-2 Cost Component Breakdown of Mine COVs

Cut-Off Value	Processing	Surface Handling	G&A	Treatment & Refining	Stoping	Operating Dev	Sustaining Capital
Break-Even	✓	✓	✓	✓[3]	✓	✓	✓[1]
Incremental	✓	✓	✓	✓[3]	✓	×	✓[1]
Marginal	✓	✓	✓	✓[3]	×	×	×[2]

1 – Capital required to replace equipment and maintain production capacity. Sustaining costs for Processing is included.

2 – If material adds to mine life.

3 – If NSR being used, then Treatment and Refining costs are accounted in the NSR estimate.

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Input cost data was grouped into primary cost centres to support calculation of the FCOV, ICOV, and MCOV values. These allocations are summarised in Table 13-3 and summarise the costs estimated for longhole stoping with cemented backfill over an 18 m sublevel interval.

Table 13-3 Preliminary COV

Item	COV Reference	Units[3]	Value

Site Costs

General & Administration		USD$ / t min	9.24

Processing		USD$ / t min	39.67

Surface Haul (Rail / Road)		USD$ / t min	7.96

Subtotal – Site Costs[4]	A	USD$ / t min	56.87

Sustaining Capital Costs

Equipment Replacement		USD$ / t min	8.26

Processing Sustaining / Tailings		USD$ / t min	1.59

Subtotal – Sustaining Costs[4]	B	USD$ / t min	9.84

Mining Costs			-

Production Mining Cost	C	USD$ / t min	47.50

Operating Development	D	USD$ / t min	-

Subtotal – Mining Costs[5]		USD$ / t min	47.50

Cut Off Values			-

Marginal COV[1]	A + B	USD$ / t min	66.71

Incremental COV[2]	A + B + C	USD$ / t min	114.21

Fully Costed COV[6]	A + B + C + D	USD$ / t min	not used for MSO

MSO INPUTS

ICOV		USD$ /t min	114.21

Lateral Capital Development		USD$ /m	12,000

Lateral Operating Development		USD$ /m	8,000

Vertical Capital Development		USD$ /m	10,000

1 – Development cut-off value (minimum value to justify processing, rather than being sent to surface waste facility)

2 – Production cut-off value (minimum value which excludes the cost of development to justify production)

3 – t min = per tonne of mineralisation

4 – Costs were preliminary and based on adjacent properties.

5 – Preliminary estimate of mining costs based on adjacent properties where fixed and variable cost summed to USD $84/t. This value was then subsequently broken out to $47.50 /t for stoping and $36.50 /t for operating development.

6 – Each stope is required to pass an economic screening process to be included in the mine plan. This process is completed following the design phase. As the required development lengths to stopes can be variable, each stope is tested, rather than using an average cost.

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13.3.2	Underground Design Parameters

Preliminary stope design is completed using Datamine® Mineable Shape Optimiser (MSO). MSO was configured depending on the dip of the mineralization and the key parameters are summarised in Table 13-4. The cut-off value is based on the estimated cost of mining and processing the contained material (both variable and fixed costs) but excludes development costs. The cut-off value is expressed as net-smelter return (NSR) which is the anticipated net revenue from sales calculated as the total revenue less royalties, taxes and selling costs.

Table 13-4 MSO Parameters

Parameters	Units	Steep Dipping	Shallow Dipping
Inputs
Resource Classes	N/A	MEA, IND, INF	MEA, IND, INF
Incremental Cut-Off Value	$US NSR / tonne	114	171[1]
Shape
Vertical or Horizontal	V / H	V	H
Sublevel Spacing (Height / Width)	m vertical / m width	18m vertical	18m width
Anticipated Stope Strike	m	24	24
Minimum Mining Width	m	2	2
Minimum Pillar Between Stopes	m	12	18
Dilution
Rock Wall Dilution – HW | FW	m | m	0.6 | 0.6	0.6 | NA
Fill Dilution – Factored	%	4.2%	4.2%
Fill Dilution – Floor	m	0.3	0.0
Fill Dilution – Far Wall	m	0.6	0.6
Fill Dilution – Side Wall	m	0.0	0.3

1 – A 50% higher allowance was applied to Horizontal MSO to account for planned dilution in extraction floor. Depending on the amount of planned dilution and required development lengths, mining grades and mining costs can vary significantly.

Planned dilution is additional waste or low-grade material that is deliberately mined concurrently with the target mineralization to improve mine recovery. Unplanned dilution is waste material unintentionally mined during extraction with typical sources including:

•	Over-break during mining;

•	Backfill dilution from adjacent stopes;

•	Mucking of waste material (or backfill or road base material) during the mucking of mineralised material; and

•	Misrouting and dumping of waste in mineralised material locations (stockpiles, ore passes) leading to a mixing of mineralised material and waste rock.

For horizontal shapes, footwall planned dilution is incurred through the inclusion of an extraction floor (also known as a mucking trough) that is designed into the stope shape. Unplanned overbreak is

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included in the MSO shape as equivalent linear overbreak sloughing (ELOS). The mucking troughs are designed following the MSO process and the grade of the stopes are rechecked for inclusion into the mine plan.

The configuration for vertical and horizontal stope shapes is illustrated in Figure 13-4.

Figure 13-4 Horizontal and Vertical Stope Design

Mining recovery is the portion of a mining shape that will practically be extracted and reflects losses encountered as part of an underground mining operation. The loss of mineralisation can occur in a variety of different ways including:

•	Underbreak due to poor blasting outcomes or geological units influencing the final mining shape;

•	Poor excavation of blasted material;

•	Ground conditions preventing access to the mineralised material; and

•	Anticipated variances in final extracted shape as compared to simplified design shape.

The parameters utilised for dilution and mining recovery are summarised in Table 13-5.

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Table 13-5  Dilution and Recovery Parameters

Parameters	Units	Value
Lateral Development
Fill Dilution	%	0
Rock Dilution	%	10
Mining Recovery	%	95
Vertical Development
Fill Dilution	%	0
Rock Dilution	%	0
Mining Recovery	%	100
Production
Fill Dilution	%	4.2
Rock Dilution[1]	m	0.6 – 1.2
Mining Recovery	%	92[2]

1 – Rock Dilution Included as ELOS in MSO Parameters Summarised in Table 13-4

2 – 25 % penalty on mining recovery is applied to pillar recovery

Mine access is from twin declines collared from Bullion Hill (BHD), where one decline caters for conveyor haulage and the other for truck haulage. Additional access is via the existing Goldrush operation (GRUG) where multiple accesses are developed. One of the accesses is an overcut multipurpose drive (MPD) where surface ventilation infrastructure, backfill infrastructure, and access to the primary workings. Another access was developed from the Crow orebody at GRUG, which allows for a diamond drilling of the Fourmile deposit, as well as additional ramp access points to the main zones.

Capital development was designed for ramp access to each production level. Each production level includes key infrastructure such as sumps, stockpiles, ventilation, egress, material passes, and electrical substations. Production accesses are developed longitudinally within the mineralisation. In lieu of creating slot drives for each stope, a design factor was included in the schedule for stopes wider than 8 m.

Several different profiles for development are used depending on the type of development. Declines were designed to a maximum of ±1:7 gradient (14.3%) and 4-way intersections were avoided where possible.

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Table 13-6 Development Profiles

Heading Type	Profile

Lateral Development

Ramp, Level Access, Stockpile	6.1m width x 6.1m height

Sump, Production Access, Sill	5.5m width x 5.5m height

Portal, Loading Area	6.7m width x 6.7m height

ESS	7.9m width x 6.1m height

Workshop & Paste Infrastructure	7.9m width x 9.1m height

Vertical Development

Vent Raise	6.1m diameter

Escapeway	1.8m diameter

Material Pass	4.9m x 4.9m

Crusher Chamber	6.1m x 6.1m

Figure 13-5 illustrates the proposed general mine design, with the location of the BHD, GRUG, and Crow declines, as well as highlighting the major infrastructure for the Fourmile project.

LONGSECTION VIEW (FACING EAST)
Goldrush Underground (GRUG)
Multi-Purpose Drift (MPD)
Paste Infrastructure
Crow Decline
Bullion Hill Decline (BHD)
Magazine
Goldrush Ore Pass
Pump Station
Surge Water Storage
Conveyor
Workshop
Z
N
0
100
200
300
400
500
Units: Metres
LEGEND
Vert. Stope
Vert. Stope Pillar
Horz. Stope
Horz. Stope Pillar
Development
Underground Design
Project Fourmile
Stope by Mining Method and Capital Infrastructure
February 2026
BARRICK

Figure 13-5 Fourmile Underground Capital Development Design

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Stopes were sequenced bottom-up with retreat towards the access. Sill pillars are planned to be recovered last in the individual mining areas with a reduced recovery factor. All underground designs and stopes are evaluated using the Pseudoflow algorithm within the Deswik Schedule software with predicted uneconomic shapes removed from the schedule.

The resulting key mine physicals are summarised in Table 13-7.

As a result of the modifying factors applied in the mine design process (dilution, mining recovery, application of the Pseudoflow algorithm), approximately 1.9 Moz of Resources were excluded from the ultimate mine design (i.e. of the 15.6 Moz of measured, indicated, and inferred Resources; 13.7 Moz advanced-through to production scheduling and economic analysis).

Table 13-7 Key Mine Plan Physicals

Item	Unit	Total

Mill Feed

Total Mineralisation	Mt	28.0

Mined Grade	g /t Au	15.24

Mined Metal	Moz Au	13.7

Development

Lateral	km	226

Lateral – Capital	km	103

Lateral – Operating	km	123

Vertical	km	10

Material Movement

Development – Waste	Mt	16.0

Development – Mineralized	Mt	5.1

Production – Vertical Longhole	Mt	14.7

Production – Horizontal Longhole	Mt	8.2

Pastefill Backfill	Mm3	10.5

Mineralized Material in the Mine Plan by Classification

Measured	Mt	-

Contained Metal	Moz Au	-

Indicated	Mt	3.2

Contained Metal	Moz Au	2.2

Inferred	Mt	17.8

Contained Metal	Moz Au	11.6

Dilution	Mt	7.0

Contained Metal	Moz Au	-

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13.4	Production Schedule

The underground production schedule is based on equipment capacities and individual task rates. A mixture of owner and contractor fleet has been assumed for the mine plan with development productivities reduced to consider interactions.

A summary of the equipment capacities and task rates is provided in Table 13-8.

Table 13-8 Underground Equipment and Task Rates

Activity	Units	Task Rate P1/P2	Equipment Capacity

Lateral Development		Single Heading	Total Allocation

BHD	m / day	4.5 / 2.25	9

MPD	m / day	3.0 / 1.5	6

CROW	m / day	3.0 / 1.5	6

Production	m / day	3.0 / 1.5[1]	6

Vertical Development

Raisebore	m / day	1.8	1.8

Longhole	m / day	100	100

Production

Slot Raise	m / day	4.6	4.6

Cable Bolting	m / day	100	100

Drilling	m / day	120	120

Stope Excavation[2] – 240m	t / day	800	1,600

Backfill	m3/day	2,000	2,000

Backfill Cure	day	28	-

1 – A 25% task rate reduction is included for stope slot drives

2 – Stope mucking rates are based on tram distance. Two stopes are required to achieve the maximum rate;

3 – P1 = Priority 1 heading rate / P2 = Priority 2 heading rate.

Development of the BHD is proposed to commence 9 months prior to the MPD and Crow declines; however, timing is dependent on permit approvals and onboarding of mining contractors. Mineralization from development is estimated to be intersected approximately 22 months following commencement. The BHD and associated conveyor infrastructure are estimated to be completed approximately 7 years after commencement.

The target production rate for the Project is 1.6 to 2.0 Mt per annum, and ramp-up is estimated to be achieved 3 years after installation of the conveying system. Currently, the project life is estimated to be 18 years, as illustrated in Figure 13-6, based on Mineral Resources.

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Figure 13-6 Annual Underground Mine Production

13.5	Mining Equipment and Personnel

13.5.1	Underground Mining Equipment

The Fourmile Project has been designed and scheduled to consider a modern fleet consisting of loaders, trucks, longhole drills, jumbos, and auxiliary equipment. Waste material will be hauled to surface by truck. Mineralized material will be trammed directly to material passes or hauled by truck to the nearest pass. From the material pass, loaders will transfer the mineralized material to underground crushers, where a conveyor system will transport material to surface.

The proposed fleet and the estimated requirements at full production are summarized in Table 13-9.

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Table 13-9  Underground Equipment Fleet

Equipment	Model (or Equivalent)	Fleet Size

Haulage Fleet

Trucks[1]	TH663	5

Loaders	LH621	10

Drilling Fleet

Jumbo Drill	DD421	7

Cable Bolter	DS422	2

Production Drill	Simba M4C	11

Raisebore	Rhino MH100	3

Ancillary Fleet

Charge Wagon	Charmec MC605	4

Spraymec	Spraymec 6050	3

Agitator	Utimec 1600	6

Service Tractor	CAT 930H	6

Grader	CAT 140H	2

Fuel Truck	Maclean FL3	3

Light Vehicles	Toyota Landcruiser	20

1 – Estimated truck quantities are following installation of conveyor

13.5.2	Personnel

It is proposed that operations and maintenance crews will work seven days a week with two 12-hr shifts each day, requiring four crews to accommodate the rotations. Administration positions will work day-shifts only, requiring two alternating crews for the rotation. A summary of the estimated personnel required to support the entire underground project including development crew, underground operators, maintenance personnel, and staff is illustrated in Figure 13-7.

Figure 13-7  Annual Underground Personnel Estimates

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13.6	QP Comments on Mining Methods

●

SLR reviewed the design capacities for ventilation, dewatering, electrical power, ore and waste handling, and paste backfill. SLR has no concerns with these systems at the IA level and understands that the designs will be refined as studies progress. The planned use of a conveyor for ore handling reduces ventilation demand. Dewatering requirements, particularly the volume of water to be managed, require further assessment, which the Project team is undertaking

●	Further validation of mining dilution and recovery

●	Further refine groundwater inflows and dewatering requirements

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14  Processing and Recovery Methods

It is proposed that with incorporation into the NGM JV, the ores from the Fourmile Project will be processed by the NGM facilities. Testwork on Fourmile ore samples has followed test conditions aligned to the traditional roast and pressure oxidation routes that are common within the Carlin Complex Processing facilities, deemed to be the most suitable with regards to location and processing configuration. These facilities are designed to process ores from various open pit and underground sources. The facilities are equipped to treat a range of ore types, including single refractory (sulfide) and double refractory (sulfide and carbonaceous) ores as summarized in Table 14-1.

Table 14-1  Carlin Complex Processing Summary

Method	Ore Type Treated	Key Features

Roasting	Single/double refractory (sulfidic + carbonaceous)	Blended feed for heat balance. Used for preg-robbing ores.

Pressure Oxidation	Sulfidic refractory (acid/alkaline POX)	Flexible based on carbonate/sulfide ratio. Used for sulfide-encapsulated gold ore with low preg-robbing

Processing operations flowsheets of the NGM Complex facilities for both roast and pressure oxidation are suitable for treating Fourmile ores both as part of a blend or individually. It is also expected that from the current metallurgical testwork and LOM plans, the existing facilities have the capacity to process Fourmile with no modifications to the main infrastructure.

The details of the capacities and operating efficiency ranges of the existing NGM facilities are outlined below:

●	Gold Quarry Roaster: process capacity of 3.8 Mtpa with a LOM average of 3.8 Mtpa. LOM recovery averages 85% with a range of 82-92% and gold production averages 0.4 Moz per year.

●	Goldstrike Autoclave: Process capacity of 5.0 Mtpa with a LOM average of 3.6 Mtpa. LOM recovery averages 77% with a range of 74-85% and gold production averages 0.2 Moz per year.

●	Goldstrike Roaster: Process capacity of 5.8 Mtpa with a LOM average of 5.8 Mtpa. LOM recovery averages 85.1% with a range of 84-90% and gold production averages 0.7Moz per year.

14.1 Current Operations

14.1.1     Goldstrike Roaster

The Goldstrike roaster circuit is designed to treat double refractory, carbonaceous ores that cannot be processed in the existing POX circuit. The flowsheet is shown in Figure 14-1 and the major equipment summarized in Table 14-2. It includes primary and secondary crushing, two parallel dry grinding circuits, and two dual stage fluidized bed roasters. The roasters use high-purity oxygen to burn off organic carbon and oxidize sulfide sulfur, achieving over 95% sulfide oxidation and over 80% organic carbon oxidation. The process involves heating ore with natural gas and sulfur prill pellets, with temperature control maintained in both stages. Off-gas from the roasters is cleaned to remove mercury, sulfur dioxide, CO, and NOx, with mercury converted to calomel for offsite processing. The calcine is rapidly cooled in quench tanks, neutralized with lime, and the resulting slurry fed into a CIL circuit for gold leaching, where gold is adsorbed onto activated carbon. The loaded carbon is then processed through elution, acid washing, and regeneration to produce doré bullion. Final tailings are detoxified and stored in the tailings facility.

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Figure 14-1  Process Flowsheet – Goldstrike Roaster

Table 14-2  Process Equipment – Goldstrike Roaster

Roaster	Equipment Type/Item	Number
Goldstrike Roaster	Thyssenkrupp double rotator ball mill, 2 x 5.8 m x 17.5 m, 7,355 kW	2
	Dorr Oliver roasters 2 stage bubbling fluidized bed	2

14.1.2     Goldstrike Autoclave

The plant operates with two primary processing routes: autoclave pressure oxidation (POX) for refractory ores and a separate oxide circuit that bypasses the autoclave entirely. The flowsheet is shown in Figure 14-2 and the major equipment summarized in Table 14-3.

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Ore is crushed and ground, utilizing both jaw and gyratory crushers feeding parallel SAG mill-Ball mill grinding circuits with pebble crushing. For refractory ores, the pre-treatment stage is crucial. Lower carbonate ores undergo acidulation with sulfuric acid to digest carbonates before POX, while higher carbonate ores are processed in autoclaves configured for alkaline POX. Pressure oxidation in the autoclaves takes place under elevated pressure and temperature using high-purity oxygen, with careful temperature control. The acidic discharge from acid POX is neutralized prior to cyanidation. Alternatively, oxide ores are milled and sent directly to a CIL circuit, as gold is naturally liberated, and pre-treatment is not necessary. Following neutralization, gold recovery takes place in separate parallel conventional CIL trains, where gold is leached and adsorbed onto activated carbon. The loaded carbon is then stripped, regenerated, and the electrowon gold is refined into doré bullion. The plant also incorporates a cyanide detoxification circuit and tailings thickener before the final tailings slurry is managed.

Figure 14-2  Process Flowsheet – Goldstrike Autoclave

Table 14-3  Process Equipment – Goldstrike Autoclave

Autoclave	Mill Circuit	Item	Size/Quantity	Source/Vendor
Goldstrike	Mill 1	Jaw crusher	224 kW, 1.3 m x 1.5 m	Telsmith
		SAG mill	1,864 kW, 6.7 m x 2.4 m	Allis Chalmers
		Secondary ball mill	1,342 kW, 4.1 m x 5.5 m	Dominion
			932 kW, 3.8 m x 4.3 m	Allis Chalmers
		Tertiary ball mill	2,983 kW, 4.9 m x 5.5 m	Svedala
	Mill 2	Gyratory crusher	298 kW, 1.1 m x 1.7 m	Allis Chalmers
		Autogenous grind mill	2,983 kW, 7.3 m x 3.7 m	Fuller
		Secondary ball mill	3,729 kW, 5.0 m x 9.3 m	Fuller

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14.1.3     Gold Quarry Roaster

Gold Quarry Roaster processes ore primarily from the Carlin Complex and Cortez Undergrounds, along with concentrates to enhance fuel value. The flowsheet is shown in Figure 14-3 and the major equipment summarized in Table 14-4.

Crushing consists of two stages of crushing followed by dry grinding. Ore and sulfide sulfur concentrate are conveyed to a natural gas-heated mill, dried, and ground to a target product size of P80 74 µm before being transferred to bag houses.

The single-stage roasting process involves material being preheated with natural gas and continuously fed to two parallel roasters. An exothermic chemical reaction is maintained with molten sulfur as needed, oxidizes sulfides and organic carbon. High-purity oxygen is added to ensure over 90% sulfide oxidation and over 80% organic carbon oxidation. Exhaust gases from this stage undergo classification, gas quenching, and final dust scrubbing.

Off-gas cleaning combines the dust-free gases from both roasters to capture mercury (via chlorine sparging), sulfur dioxide (converted to sulfuric acid for internal NGM use), and carbon monoxide before atmospheric venting. Concurrently, the calcine product from the roaster undergoes quenching and neutralization where it is rapidly cooled with recycled process water and neutralized with milk-of-lime. The slurry is then thickened, with the underflow directed to a CIL circuit.

Neutralized slurry is pumped to a CIL circuit, where it is treated in agitated tanks with cyanide, and activated carbon to recover the gold. Loaded carbon is then transferred for elution, acid washing, and regeneration, while the circuit tails are sent to a cyanide detoxification reactor before impoundment in the TSF. Optionally, a magnetic separation circuit can recover remaining magnetic gold from tails for reprocessing at NGM’s autoclaving facilities.

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Crushing
Grinding
Roasting
Roaster(2)
Calcine Coolers(4)
Ducons (DC20-23)
Gas from Roasting
Quench Tanks (TK01-04)
Neutralization
Thickener
Wash Tower
Gas Cleaning
Hg Tower
Hg
Elemental Mercury
Electrowinning
Wet ESP
Leaching
Acid Plant
FA30
SO2 Drying Tower
Absorption Tower
SO2 Convertor
Product Sulfuric Acid
Loaded Carbon
CIL Tanks (10)
Mill 6 Tails
Stripping & Refining

Figure 14-3  Process Flowsheet – Gold Quarry Roaster

Table 14-4  Process Equipment – Gold Quarry Roaster

Roaster	Equipment Type/Item	Number
Gold Quarry Roaster	Double rotator Ball Mill 6.1 m x 25.6 m, 11 MW	1
	Lurgi Circulating Fluid Bed (CFB) roasters	2

14.2	Power, Water, and Process Reagents Requirements

14.2.1	Power

Power consumption within the NGM operations is forecasted using the planned ore tonnes to be processed over a given period. Fourmile ore comminution characteristics are within the range of the current blends feeding into the NGM processing facilities. In this regard it is not expected to impact throughput and power draw in the mills and the roasters. Annual power consumption for the operations proposed to process Fourmile ores are listed in Table 14-5, is not expected to change.

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Table 14-5  Carlin Processing Operations Annual Power Consumption

Facility	Operation	Power Consumption (GWhr per year)
Carlin Complex	Gold Strike Roaster	387.35 – 406.08
	Gold Quarry Roaster	430.43 – 454.68
	Gold Strike Autoclave	115.66 – 329.45

14.2.2	Tailings and Water Balance

Process Tailings

Tailings material from the refractory facilities (Goldstrike Roaster, Goldstrike Autoclave, and Gold Quarry Roaster) are treated to destroy cyanide and then pumped to tailings storage facilities. Tailings are deposited to facilitate solids-solution separation and allow reclamation of water for reuse in the processing facilities. In case of the Goldstrike Roaster operation, a bleed stream of tailings is used as feed into the backfill plant to generate paste for Goldstrike Underground mine. Additional ore tonnes from Fourmile will be accommodated in the current LOM tailings storage facilities capacity. Water is reclaimed from process tailings facilities and pumped back to each plant to be used to make up water lost to heat transfer. Process water from plant thickeners is reused through processes. At the roasting facilities, thickener overflow water is cooled in cooling towers and reused in the roaster quenching circuits. Fresh water dewatered from dewatering wells and is generally discharged to the environment . A small portion of the fresh water is used in the processing facilities where reclaim water is not appropriate due to high scaling potential, including roaster off-gas, lime slaking, and heat exchangers.

The water usage for the Carlin Process facilities is shown in Table 14-6.

Table 14-6  Fresh and Reclaim water usage at the Carlin Process Facilities

Facility	Operation	Water Consumption (Mm3 per year)
		Fresh	Reclaim
Carlin Complex	Gold Strike Roaster	3.94 – 5.96	5.96 – 7.88
	Gold Quarry Roaster	2.37 – 3.50	2.37 – 3.94
	Gold Strike Autoclave	2.37 – 3.15	5.96 – 9.94

Reclaim Water

Water is reclaimed from process TSFs and pumped back to each plant to be used to make up water lost to heat transfer.

Process Water

Process water from plant thickeners is reused through processes. At the roasting facilities, thickener overflow water is cooled in cooling towers and reused in the roaster quenching circuits.

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Fresh Water

Fresh water is dewatered from dewatering wells and generally discharged to the environment. A small portion of the fresh water is used in the processing facilities where reclaim water is not appropriate due to high scaling potential, including roaster off-gas, lime slaking, and heat exchangers.

14.2.3	Reagent Requirements

Table 14-7 summarizes the unit consumption of the main reagents for the Carlin Processing facilities proposed to treat the Fourmile ore. Common reagents across the facilities are mainly sodium cyanide, grinding media and lime. Unit consumptions are affected by the volume of tonnes treated and constituent of the ore blends. Synergies are utilized in ore blending and combination of streams to utilize contained constituents to optimize reagents and hence reduce operating costs. Current preliminary testwork of the Fourmile ores indicate that these consumption rates would apply with any ore feed from Fourmile integrated into the process feed.

Table 14-7  Summary of the Carlin Processing Facilities Reagents Consumption

Operation	Consumption (kg/t processed)				Natural Gas (GJ/t)
	Grinding Media	NaCN	H2SO4	Lime
Gold Strike Roaster	0.63	0.22	-	12.21	0.18
Gold Quarry Roaster	1.20	0.59	0.70	7.20	0.42
Gold Strike Autoclave	0.94	0.23	5.07	7.37	0.57

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15	Infrastructure

The Fourmile Project is proposed to share and be supported by Cortez and NGM infrastructure, leveraging the synergies associated with the Project’s location. The ores from the Fourmile Project will be processed by NGM facilities and the operations will be supported by other existing NGM infrastructure. The most proximal NGM operation is the Goldrush operation, and it is proposed that Fourmile will share key infrastructure from this operation.

The NGM Complex consists of numerous mature mines, some of which have been in continuous operation for more than 50 years. A considerable amount of infrastructure, including process plants, workshops, tailings, leach and waste facilities, offices, roads and rail connections, power, process and potable water facilities, and communication facilities, has been built to support the project by various operators prior to the formation of the NGM JV. Additional and upgrades of various infrastructure has also been completed by NGM for continuing operations and which support their Mineral Resources and Mineral Reserves.

Within the area of the planned mine, there will be surface facilities installed to support the underground mining operation. These will include ventilation shafts, dewatering wells, water management infrastructure, material handling system, power lines, all-weather roads, a surface slurry plant and piping in support of paste backfill operations, a shotcrete plant, and ancillary infrastructure, including an office, dry and workshop.

A portion of the infrastructure is required for the initial Bullion Hill Decline development, while the remaining infrastructure will be required for the mine ramp up in 2033. The construction of the ventilation shafts will be staged with the advancement of the mine.

Additional underground infrastructure is planned for the Fourmile Project including:

●	Mine accesses including portals, declines and inclines;

●	Underground dewatering/pumping infrastructure;

●	Underground Paste plant;

●	Ventilation system;

●	Electrical and communication distribution network and infrastructure;

●	Material handling system; and

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●	Ancillary support infrastructure.

Infrastructure for Fourmile will integrate with existing Goldrush and Cortez infrastructure wherever possible.

Plans showing major NGM Complex infrastructure and locations are shown in Figure 15-1 through Figure 15-3.

The following sections summarize the various NGM infrastructure which is proposed to be utilized by the Fourmile Project following the incorporation into the NGM JV.

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Arturo West Waste Rock Facility (North)
Arturo Open Pit Phase 1
El Nino Portals
Arturo East Waste Rock Facility
Arturo
Arturo Lined Stockpile Facility
Arturo West Waste Rock Facility (South)
Arturo Gates
Elko County
Banshee Vent Raise
Bootstrap
Meikle
Meikle Headframe
North Block Tails Dam
Goldstrike Roaster Stockpile Pad
Rodeo Shaft
Goldstrike Roaster
Meikle
Goldstrike
Betze and North Post Portals
Goldstrike Open Pit
Goldstrike Open Pit Truck Shop
Autoclave Stockpile Pad
Goldstrike Autoclave
Clydesdale Waste Rock Facility
Low Grade Open Pit Stockpiles and SDAP Dumps
Goldstrike Administration Building
North Area Leach
Goldstar Open Pit
Historic Low Grade Stockpile Area on Betze Waste Dumps
North Area Truck Shop and Exodus Dry
North Area Leach
Eureka County
Beast Waste Dump
Leeville Headframe
Payraise Waste Dump
Genesis-Bluestar
Leeville
Exodus Portals
Section 3 Stockpile Pad
Pete Bajo Portals
766
Carlin
Pete Pit Stockpile
To South Area Operations
Area of Detail
OREGON
IDAHO
UTAH
CALIFORNIA
ARIZONA
NEVADA
Winnemucca
Battle Mountain
Elko
Wells
West Wendover
Carlin
Lovelock
Reno
Fallon
Carson City
Austin
Eureka
Ely
Hawthorne
Tonopah
Las Vegas
80
15
N
0 100 200 300 Miles
Legend
Plan of Operations (PoO)
Carlin Infrastructure Locations

N

0 7,000 14,000 Feet

0 2,100 4,200 Meters

Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983

Carlin Complex - North Area Facilities

Elko and Eureka Counties, Nevada

November 25, 2024 - JJR

Nevada Gold Mines Land Department

1655 Mountain City Hwy. - Elko, Nevada 89801

This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.

NEVADA GOLD MINES OPERATED BY BARRICK

Figure 15-1  Carlin Complex North Area Facilities and Infrastructure Plan

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Carlin
To North Area Operations
766
Eureka County
Elko County
Gold Quarry Waste Rock Facility (not in use)
Dewatering Water Cooling Reservoir
Gold Quarry Mill 6
Gold Quarry Open Pit
Mack Waste Rock Facility
Gold Quarry Admin Building
Refractory Base Stockpile Area
Property Leach Pad
Project 5 Waste Rock Facility
Non-Property Leach Pad
Tailings Storage Facility Central
Tailings Storage Facility West
Tailings Storage Facility East (Dry Stack)
Legend
Plan of Operations (PoO)
Carlin Infrastructure Locations
OREGON
IDAHO
UTAH
CALIFORNIA
ARIZONA
NEVADA
Area of Detail
N
0
100
200
300
Miles
0
6,250
12,500
Feet
0
1,900
3,800
Meters
Carlin Complex - South Area Facilities
Elko and Eureka Counties, Nevada
November 25, 2024 - JJR
Nevada Gold Mines Land Department
1655 Mountain City Hwy. - Elko, Nevada 89801
This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.
NEVADA GOLD MINES
OPERATED BY BARRICK

Figure 15-2  Carlin Complex South Area Facilities and Infrastructure Plan

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Legend
Plan of Operations (PoO)
Cortez
Goldrush Plan of Operations
Robertson
Fourmile Exclusion Zone
Cortez Complex Infrastructure Locations
Robertson
Robertson Open Pit (future)
Robertson Leach Pad (future)
Highway RIBs
Dan Ranch
Gold Acres Open Pit
Area 28 Tailings Storage Facility
Mill 2 (active)
Pipeline Open Pit
Crossroads Open Pit
Area 30 Leach Pad
Level 5 Stkpls
Mill 1 Tailings storage
Cortez
Crossroads WRF
Cortez Hills UG Range Front Declines (RFD) Portals
Cortez Pits and NW Deeps OP
Windmill & Rocky Pass RIBs
Canyon WRF
Cortez Hills Open Pit (CHOP)
Horse Canyon Pits
Pediment Open Pit
CHOP Shop
Area 34 Leach Pad
Lander County
Eureka County
Goldrush UG Portals
Grass Valley RIBS
Goldrush Plan of Operations
Pine Valley RIBS
OREGON
IDAHO
UTAH
NEVADA
CALIFORNIA
ARIZONA
Area of Detail
Winnemucca
Battle Mountain
Elko
Wells
West Wendover
Carlin
Lovelock
Reno
Carson City
Fallon
Austin
Eureka
Ely
Hawthorne
Tonopah
Las Vegas
80
15
0
100
200
300
Miles

Cortez Complex Facilities

Lander and Eureka Counties, Nevada

March 25, 2026 - JJR

N
0
3
6
Miles
Kilometers
0
5
10

Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983

Nevada Gold Mines Land Department

1655 Mountain City Hwy. - Elko, Nevada 89801

This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.

NEVADA GOLD MINES
OPERATED BY BARRICK

Figure 15-3  Cortez Complex Facilities and Infrastructure Plan

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15.1	Supply Chain

Access to the Project is through the NGM Cortez Complex operations and is provided by various roads in the area, and a right-of-way issued by the BLM. Such roads are accessed from US Interstate 80 (I-80) to Beowawe and local roads to the mine sites. The roads are well maintained, and most are paved. Commercial air service is available to Elko.

The Union Pacific Rail line runs parallel to I-80. Summit Terminaling operates the Dunphy Rail Terminal, which is located about 43 km west of Carlin, for the transportation of bulk commodities such as sulfuric acid, lubricants, fuel, and ball mill consumables. These bulk commodities are road-transported from the Dunphy Rail Terminal to the required NGM operations using commercial trucking services.

There are regional airports at Reno and Elko.

15.2	Energy Supply

NGM strategically manages the power infrastructure for its various complexes by integrating external grid supply with NGM-owned generation to ensure reliability and cost efficiency. The power infrastructure across all NGM sites is described as mature and well-developed.

The Fourmile power supply is proposed to be delivered through the Cortez Complex. The Cortez Complex predominantly utilizes external utility providers, a combination of NV Energy and Wells Rural Electric, for electrical power transmission and supply.

NGM supplements external power with its own generation assets to minimize costs and enhance reliability. The Western 102 power plant, operational since October 2005, has a capacity of 115 MW from gas-fired engines and an additional 1 MW from solar, primarily serving the Goldstrike Mine. This plant provides the flexibility to generate power or purchase cheaper electricity from other producers. Also leveraging the Nevadan climate, the TS power plant, constructed in mid-2008 with a 215 MW capacity, had an additional 200 MW of solar photovoltaic added in 2024 to power NGM sites via NV Energy transmission lines.

All sites feature comprehensive electrical facilities, including multiple main substations, numerous smaller substations, and extensive transmission and on-site electrical distribution lines to efficiently deliver power across the properties.

The established infrastructure is considered sufficient to meet the current and projected power requirements for both the NGM LOM and the projected Fourmile needs.

15.3	Water Management

Fourmile water management facilities such as dewatering wells, pumping and piping, stormwater controls, drainage infrastructure, ventilation shafts, multi-use and other water infrastructure will be designed accordingly to manage the proper inflows and storm events.

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The Fourmile Mine-Site Water Management Plan will be consistent with current practices at NGM’s mining operations in Crescent Valley. Water management for the project will at a minimum require the following:

●	Stormwater diversions at surface facilities

●	Mine dewatering system, consisting of dewatering wells, passive drain holes, sumps and water conveyance pipelines and booster stations

●	Contact water disposal system

The Cortez operations adjacent to Fourmile have standards, systems and processes to guide the water management approach at each of its operations. Water is a resource requiring diligent management, its collection and use for mining operations and its quality for discharge are key objectives of the water management plans. Primary onsite water uses include:

●	Process water

●	Fire water

●	Dust suppression

●	Potable water

●	Sanitary water

Water management is generally achieved through infrastructure including:

●	Dewatering wells including perimeter and in pit wells

●	Potable water wells

●	Pumping stations

●	Distribution piping

●	Sumps, canals, run-off, and sediment collection/control structures

●	Reservoirs

●	Water treatment plants

●	Discharge infrastructure

Water is withdrawn from dewatering and production wells onsite where it is then distributed through various infrastructure for use in process plants, water stands and other mine facilities. Excess water not used for mining or process is then routed to infiltration, irrigation, storage structures, and various discharge sites as described below.

Dewatering activities are significant for the NGM Complex and operate under two monitoring plans, required by the BLM, the NDWR, and the NDEP. These utilize monitoring wells, surface water monitoring stations, and seeps and springs monitoring to evaluate potential environmental impacts within and beyond the mine boundaries during and after mining.

Discharge, external from sites, is permitted through state government environmental agencies for flow rate and water quality depending on the location and monitored by NGM for compliance.

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15.4	Water Supply

Dewatering activities yield substantial amounts of groundwater. This groundwater will be utilized for various mining and processing water use purposes with treatment facilities in place to ensure suitability. Any water not consumed by mining or process will be discharged after treatment under various permits to external sources.

Potable water is provided by permitted potable water wells and supporting treatment and facilities.

15.5	Mine Roads

The NGM Complex has a network of internal mostly unsealed roads interconnecting the various parts of the operations. These roads are suitable for year-round operation of the mining equipment and support activities. The construction of several similar additional road networks will be required to fully connect the Fourmile Project accesses to the existing network.

15.6	Site Common Purpose Infrastructure

15.6.1	Security

The Security Department at the Cortez Operations is responsible for the protection of people, property, and assets for the operations. The Security Department has well established controls to ensure that there are no disruptions to mining operations from outside sources. A combination of fencing and designated access control points which are continuously monitored as well as video surveillance (CCTV) which is monitored from a Security Operations Center and maintained by NGM security personnel. Security personnel conduct routine patrols of the sites and random searches are conducted to detect and deter criminal activity. A robust reporting system is in place for all security related incidents with reviews of the data conducted periodically to determine efficacy of the current controls. These services will need to be marginally extended to incorporate the Fourmile Project into their scope.

15.6.2	Offices, Workshops, and Warehouses

There are numerous office areas within the NGM Complex. These buildings host personnel working in areas such as administration, engineering, safety, geology.

Fourmile will establish a workshop, office and dry to support the Bullion Hill Declines and are planning support infrastructure for the Life of Mine.

A central warehouse is present in Elko and is managed by NGM, with a satellite site present at Cortez’s Pipeline area.

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15.6.3	Emergency Response and Medical Facilities

Cortez has numerous centrally managed Emergency Response Teams consisting of employees who are trained in surface mine and underground rescue as well as paramedic support. The current NGM operations are equipped with numerous ambulances, fire trucks, brush trucks, hazmat trailers and various specialized equipment including breathing apparatus for underground and fire rescue. Mine water trucks are available to provide additional water for firefighting efforts. Landing zones for air ambulance helicopters are maintained, with two air ambulance companies ready to respond.

Agreements are in place with local medical facilities, including a hospital and several clinics, one of which is designated for NGM and Barrick employees. If additional transport is necessary, the local hospital can stabilize patients and then transfer them via fixed-wing aircraft to hospitals in Salt Lake City, Utah, or Reno, Nevada.

15.6.4	Fuel and Fuel Storage

Diesel fuel will be used to operate most mobile mining equipment. Fuel consumption is estimated for each year of operation based on equipment specifications and equipment utilization. NGM has a bulk commodity contract with two distributors to provide fuel for the area. Ultra Low Sulphur Diesel is used to reduce diesel particulate emissions.

15.6.5	Communications

The mine sites and exploration areas within the NGM Complex (including Fourmile) are connected via hard-line fiber-optic infrastructure to provide ethernet based telephony and computer networking. All NGM sites have two-way radio equipment and dedicated radio frequencies for communications between office personnel and mobile equipment operators. In addition, most surface areas of the Cortez Complex, including the Fourmile Project are covered by cellular telephone service.

15.6.6	Waste Management

Domestic sewage from the various facilities is collected via either an underground gravity sewer system or individual septic systems. Septic system tanks are evacuated as needed and deposited within a rotating biological contactor (RBC) where the sludge combines with the gravity sewer system flow and is ground and filtered. Following grinding in the RBC, effluent is discharged to the tailings facilities.

Non-hazardous solid waste, such as lunchroom trash, office trash, and uncontaminated debris, are managed in onsite Class III waivered landfills authorized by the NDEP Bureau of Sustainable Materials Management.

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15.7	Underground Infrastructure

As the Fourmile Project studies progress, details around underground infrastructure will be further designed and engineered. At this early conceptual stage, the following is proposed and included in the mine plan:

•	Twin declines from Crescent Valley through which equipment, personnel and materials will be transported.

•	Decline access from the adjacent Goldrush Mine for supplemental transportation of materials and personnel.

•	Temporary surface explosive magazine located away from active areas.

•

Underground explosives magazine to be established once the decline development has progressed sufficiently to create a dedicated magazine away from active areas and in compliance with Mine Safety and Health Administration as well as other regulatory agencies.

•	Underground conveyors together with a network of ore-passes to transfer ore and waste to the surface.

•	A series of ventilation shafts together with the decline accesses will deliver fresh air, manage air quality and control temperatures underground.

•	Internal ventilation networks will distribute fresh air throughout the mining levels to the workplaces.

15.8	Waste Rock Storage

The waste from the Bullion Hill Decline is planned to be disposed of within the existing waste rock facilities of NGM’s Cortez Operations. Current design and permitted capacity of these facilities is sufficient to include the additional waste from the Bullion Hill Declines. As mine plans progress, the volumes will continue to be evaluated and compared to available capacity.

As Fourmile enters production, opportunities will arise for waste to be disposed of underground in mined out stopes and headings where it will help to provide long term geotechnical support.

15.9	Tailings Storage Facilities

As is outlined in Section 14, Fourmile ores are currently planned to be processed at the existing Carlin processing facilities.

The Carlin site has four active Tailings Storage Facilities (TSFs). Active facilities include the North Block Tailings Disposal Facility (NBTDF) and Tailing Storage Facility #3 (TSF3) at Goldstrike and the Mill 5/6 West Tailings Storage Facility (56 West) and the Mill 5/6 East Tailing Storage Facility (56 East) at Gold Quarry.

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All TSFs are designed, permitted and operated following best engineering practices to meet regulatory requirements. The four active TSFs at the Carlin site are in conformance with the GISTM. The TSFs consist of geotechnically-stable embankments enclosing basins lined with low-permeability soil or high-density polyethylene synthetic liners.

NBTDF and TSF3 provide tailings storage for the Goldstrike Autoclave and Roaster through 2028. Once NBTDF and TSF3 reach their final capacity, Goldstrike tailings will be diverted to a new facility. The current LOM considers a new 180 Mm3 facility in the Goldstrike area for the remainder of LOM. Currently geotechnical investigation and engineering designs are underway for the new TSF, which will have capacity through the LOM. The permitting process for the new facility began in 2023 and deposition to the new facility is planned to commence in 2029.

The 56 West TSF receives tailings from Gold Quarry Roaster at Gold Quarry. The 56 West TSF is a zoned rockfill dam constructed using downstream methods with 3H:1V downstream slopes. The facility was designed in three stages and currently built to its ultimate Stage 3 configuration. Maximum height of the embankment is 102 m in the SE corner of the facility. The facility is designed for storage of 43.5 Mm3 of tailings and is currently storing approximately 41 Mm3 of tailings.

The 56 East TSF receives tailing from Gold Quarry Roaster at Gold Quarry. The 56 East TSF is a zoned rockfill dam constructed using downstream methods with 2.5H:1V downstream slopes. The facility has been designed in three stages and is currently built to its Stage 1 Configuration. The facility is currently 45 m high along its west leg. Stage 2 of the facility is currently under construction and is planned to be completed by 2027 with Stage 3 completion in 2032. Full design height of the facility is 68 m. At its final configuration the facility will store 71 Mm3 of tailings and is currently storing approximately 17 Mm3. The 56 East design does allow for an additional stage 4 contractor placed lift which will provide an additional 9 Mm3 of tailings storage.

With the remaining capacity in 56 West and the full build out of 56 East, there is adequate tailings storage capacity for the LOM of the Gold Quarry Roaster process plant.

As mining and process plans progress the capacities of the currently planned tailings facilities will continue to be reviewed and where necessary new facilities designed and permitted.

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16	Market Studies

16.1	Market Studies

The NGM Complex consists of active mining operations producing a readily saleable commodity in the form of doré, copper concentrate, and copper cathode. Fourmile’s incorporation into the NGM JV is expected to supplement NGMs production of doré.

Gold is freely traded at prices that are reported daily by reputable trading facilities such as the London Bullion Market Association (LBMA) and no market studies are relevant as a result.

The Registrant, as the operator of NGM, has established contracts and buyers for the gold bullion and copper products from the Complex. Barrick has an internal marketing group that monitors markets for its key products. Together with public documents and analyst forecasts, the data supports that there is a reasonable basis to assume that the products will be saleable at the assumed commodity pricing.

There are no agency relationships relevant to the marketing strategies used.

16.2	Commodity Price Assumptions

Barrick sets metal price forecasts by reviewing the LOM for the operations, which is 10+ years, and setting the commodity price for that duration. The guidance is based on a combination of historical and current contract pricing, contract negotiations, knowledge of its key markets from a long operations production record, short-term versus long-term price forecasts prepared by Barrick’s internal marketing group, public documents, and analyst forecasts when considering the long-term commodity price forecasts.

The long-term metal price forecasts are:

•	Mineral Resources: US$2,000/oz Au; US$25.00/oz Ag; and US$4.50/lb Cu.

16.3	Contracts

NGM’s bullion is sold on the spot market, by marketing experts retained in-house by NGM and Barrick. The terms contained within the sales contracts are typical and consistent with standard industry practices and are similar to contracts for the supply of bullion elsewhere in the world.

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The NGM operations are mature, large and modern operations owned by major international mining companies with policies and procedures for the letting of contracts. NGM has many supply contracts in place for goods and services required to operate the open pit and underground mines, the integrated processing facilities, and the supporting activities. The largest in-place contracts other than for product sales cover items such as bulk commodities, operational and technical services, mining and process equipment, and administrative support services. Contracts are negotiated and renewed as needed.

While there are numerous contracts in place for the NGM Complex, there are no contracts considered to be material to the Registrant or NGM.

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17	Environmental Studies, Permitting, and Plans, Negotiations, or Agreements With Local Individuals or Groups

The Fourmile Project will be covered by the established and pending permits, management plans, and agreements currently managed by NGM.

Details on the various NGM Complex environmental studies, permitting, and agreements are publicly available in the NGM S-K 1300 TRS report.

NGM has a regional permitting team, along with site-based environmental teams and management systems to ensure that the necessary permits and licenses are obtained and maintained. These teams are also responsible for conducting all required environmental monitoring and reporting.

The following sections summarize relevant information from the NGM operations that would be applicable to the Fourmile Project.

17.1	Environmental Assessment and Studies

As part of its permitting process, Barrick submitted the Plan of Operations and Reclamation Plan for the exploration declines for the Fourmile project in early 2026, after the vend-in the Plan of Operations and Reclamation Plan will be issued to NGM. An Environmental Assessment (EA) has been prepared as part of the Fourmile project to support mine exploration on public lands. The EA analyzes a range of environmental baseline resources, including water, wildlife, cultural resources, and air quality. The environmental assessment for the exploration declines also includes supporting activities (waste rock disposal, access haul roads between the portal pad and existing mine infrastructure, and contact water conveyance) within Cortez Mine Plan of Operations. Cortez Mine Plan of Operations minor modification will be required to undertake decline development.

An Environmental Impact Statement (EIS) was also previously prepared in support of permitting for the Goldrush mine, with environmental studies covering portions of the Fourmile project. The Fourmile project and current Fourmile exploration activities occur within Goldrush Plan of Operations. Additional permitting for Fourmile production will require updates to the exploration decline and Goldrush baseline studies.

The Plan of Operations and Reclamation Plan are reviewed by the BLM and the NDEP-BMRR. Under the National Environmental Policy Act (NEPA), BLM reviews may determine the best permitting course of action to be a Determination of NEPA Adequacy (DNA), an environmental

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assessment yielding a Finding of No Significant Impact (FONSI), or an EIS that yields a Record of Decision (ROD) for mining actions occurring on public lands.

Future permits for Fourmile will be submitted under NGM.

17.2	Environmental Considerations

All state and federal permits include monitoring requirements to ensure environmental protection measures are adequate. Monitoring covers surface water (water quality and flow), groundwater protection (water quality and water levels), reclamation and closure performance, management of potentially acid generating waste rock, dewatering and discharge of dewatering water, and air emissions, among others, to ensure compliance with standards.

NGM manages multiple environmental aspects across its mining operations through PoOs and reclamation areas within the NGM Complex. These areas define the BLM-approved disturbance boundaries established through federal permitting actions, as well as Nevada state permits issued by NDEP for water pollution control, air and water quality, reclamation, closure, and other requirements.

When the EIS identify potential impacts, mitigation plans may be required. These plans may address how natural resources such as wetlands and riparian areas, water bodies, aquatic and terrestrial wildlife, threatened and endangered species, cultural sites, visual resources, livestock grazing, and recreation will be managed and conserved.

17.2.1	Waste Characterization and Permitting

All NGM sites are required to have Waste Rock Management Plans (WRMPs), which are approved and administered by the NDEP–BMRR as part of the Water Pollution Control Permits (WPCP). The WRMPs direct where and/or how waste rock is to be placed within a waste rock dump to prevent impacts to Waters of the State. The WPCPs outline the requirements for waste rock to be characterized as either possibly acid generating or acid neutralizing potential, and the results are reported to the NDEP-BMRR quarterly or semi-annually, as required by the permits. Existing facilities are managed in accordance with the approved site specific WPCPs and WRMPs.

Waste rock characterization and future waste rock management planning for the Fourmile project is ongoing (see Section 17.2.5). Future Refractory Ore Stockpiles and Waste Rock Facilities would be designed, constructed, and monitored in accordance with the guidance received from the NDEP-BMRR. If a new or modified stockpile or waste rock facility is required by LOM plans, permitting of the facility through NDEP-BMRR and the BLM is required.

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17.2.2	Tailings Characterization

Tailings are analyzed and reported quarterly as part of the WPCP requirements. Tailings impoundments are engineered structures requiring separate approval and strict monitoring and reporting requirements as regulated by both the NDEP and the NDWR.

17.2.3	Compliance Monitoring

Compliance monitoring for Fourmile exploration is managed under operating permits and associated management plans, which establish monitoring and recordkeeping requirements to demonstrate compliance for air, water, waste, wildlife, and land resources associated with all aspects of operations. Exploration declines and Fourmile project compliance monitoring will be managed as required by the permits and will build on existing management and monitoring plans in the district.

NGM maintains over 600 operating permits and associated management plans which mandate monitoring and recordkeeping requirements for compliance in air quality, water quality and quantity, waste, wildlife, and land media associated with all operations, as well as the various Exploration PoOs. NGM is in material compliance with all operating permits.

17.2.4	Waste Management

Waste management is governed by multiple federal laws, primarily the Resource Conservation and Recovery Act (RCRA) and related amendments and regulations, as well as federal hazardous materials transportation laws. These regulations cover the identification, handling, transportation, recycling, storage, treatment, and disposal of hazardous and non-hazardous waste, including used oil and universal waste.

NGM will notify the U.S. Environmental Protection Agency (EPA) and the NDEP of its waste generating activities to attain EPA identification number for the project. The Solid and Hazardous Waste Management Plans and the Hazardous Waste Contingency Plans are reviewed annually.

All hazardous waste will be shipped offsite to authorized treatment, storage, or disposal facilities. The development of exploration declines and Fourmile project will also utilize NGM maintained state permitted Class III waivered landfills that accept inert, non-hazardous solid waste at each site.

Additionally, the NGM administers the RCRA permit for the permitted but unconstructed Dry Hills Facility as a contingency option for potential long-term mercury and calomel management.

17.2.5	Acid Rock Drainage

Geochemical characterization for Fourmile has included 76 static samples and 13 kinetic samples, as well as 17 static samples and 5 kinetic samples for the Bullion Hill Declines. The geochemical characterization is also supplemented by the testwork completed for the adjacent Goldrush mine.

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During development, waste rock will be sampled on a regular basis from advanced drilling based on advancement spacing or on rock type changes, as appropriate, and analyzed at an internal NGM laboratory to confirm the material as non-PAG or PAG. Waste rock will be sampled and analyzed at the external accredited laboratory following the Nevada Modified Sobek Procedure, or an equivalent recognized Nevada state procedure, on a quarterly basis as required by state permit. The waste rock samples will be composited to represent the range of materials being mined and subjected to meteoric water mobility procedure and acid-base accounting tests. Any PAG material encountered will be disposed of in the waste rock facility permitted to accept PAG.

NGM has developed an intensive program to identify sources of PAG rock before it is removed during mining operations. This program allows PAG rock to be mined as planned and placed in specially prepared or designated areas. These stockpiles and disposal areas are designed to prevent the vertical migration of water and to contain lateral surface flows from the piles. At facilities with high PAG ratios within the stockpile and/or waste rock dump, drainage is captured and used in the ore processing circuits. Ponds, ditches and berms are inspected quarterly, and stockpiles and disposal areas are inspected regularly. At closure, PAG material will be capped to preclude drainage.

17.2.6	Biodiversity and Conservation

The project will utilize NGM’s existing Biodiversity Management Plan (BMP) for the Cortez district to guide long-term biodiversity protection and impact management. The BMP includes an annually updated Biodiversity Action Plan (BAP), a Master Ledger tracking all biodiversity commitments and actions since mine inception, and a Biodiversity Residual Impact Assessment (BRIA) tool to support a structured, systematic approach to biodiversity management assuring no net loss of specific habitats impacted by mining operations.

The BMP identifies key biodiversity features encompassing aquatic and terrestrial ecosystems, vegetation, wildlife, and sensitive or protected species specific to each site. These include aquatic resources, riparian and wetland vegetation, terrestrial wildlife and habitats, migratory birds, raptors, and several priority species such as greater sage-grouse, pygmy rabbits, mule deer, and springsnails.

All actions outlined in the annual BAP and Master Ledger are designed to manage and minimize potential impacts to these key biodiversity features and to support NGM’s long-term biodiversity conservation commitments.

Of particular note in the western United States is the greater sage grouse. NGM manages potential and actual impacts to the greater sage grouse in coordination with the Nevada Department of Wildlife, the BLM, and the Nevada Sagebrush Ecosystem Council. Two mitigation bank systems are in place, the Barrick Bank Enabling Agreement and the Nevada Conservation Credit System, which enable Barrick to successfully manage and conserve habitat for greater sage grouse.

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17.3	Permitting

All surface activities, including reclamation, must comply with applicable federal and state laws, with a core requirement to prevent unnecessary or undue environmental degradation under 43 CFR 3809.

Mining disturbances are reviewed and approved by the BLM and the NDEP, with environmental impacts evaluated under the NEPA. Depending on the scale and potential impacts, BLM approval is administered through a Determination of NEPA Adequacy (DNA), an EA resulting in a Finding of No Significant Impact (FONSI), or an EIS resulting in a Record of Decision (ROD). EAs and EISs generally require longer review periods than DNAs, and EISs typically include public comment periods and mitigation plans addressing impacts to natural, cultural, and recreational resources.

The Plan of Operations and Reclamation Plan were submitted for the Bullion Hill Declines to advance underground exploration of the Fourmile project, and supporting information was provided for NEPA analysis on public lands. The expected approval date for these permits is Q4 2026. For future development of the Fourmile project, the Plan of Operations will be amended as needed to support mining and any new surface infrastructure development. Any discharges to the environment must comply with federal and state environmental laws, including the Clean Water Act and the Endangered Species Act, with NDEP issuing many of the supporting permits.

All surface-disturbing activities at NGM properties, including mining, processing, and reclamation, are conducted in compliance with applicable federal and state laws. A core regulatory requirement is the prevention of unnecessary or undue degradation under 43 CFR 3809, which is implemented through approved PoOs and associated Reclamation Plans.

The principal federal approvals supporting the current LOM plan consist of BLM-approved PoOs and PoO amendments for each mining operation on public lands, with environmental impacts evaluated in accordance with the NEPA. Depending on project scope and impacts, BLM approvals are supported by Determinations of NEPA Adequacy (DNAs), EAs with Findings of No Significant Impact (FONSIs), or EISs with Records of Decision (RODs). EAs and EISs typically involve extended review periods and public participation and they may include mitigation commitments addressing impacts to biological, cultural, water, and recreational resources.

Mining disturbances, including waste rock facilities, tailings and leach facilities, and associated infrastructure, are reviewed and approved jointly by the BLM and the NDEP. NDEP issues and administers key state permits that support the LOM plan, including water pollution control, air quality, mine reclamation, and other environmental authorizations.

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17.4	Social and Community Requirements

The rural communities located in northeastern Nevada rely heavily upon the mining industry for employment and economic stability. This dynamic has fostered a supportive, pro-mining culture in which NGM and Barrick have established and maintained positive and collaborative working relationships with local, state, and federal regulatory agencies as well as with the surrounding communities where NGM and Barrick operate.

NGM has successfully partnered with multiple groups throughout Nevada to share and promote the industry’s many benefits to both rural communities and the broader state economy. These partnerships include Native American communities, local governments and government agencies, chambers of commerce, and educational institutions.

The Cortez district operates on lands traditionally inhabited by the Western Shoshone. NGM convenes quarterly dialogue meetings with Tribal leaders and other interested members. These dialogues provide a forum for NGM stakeholders to listen to and learn about Native American culture, interests, concerns, and priorities with regard to mining. The dialogues also enable Native American stakeholders to learn more about NGM’s operations, permitting plans, environmental management, employment opportunities, long-term plans, and the social investment and engagement programming NGM conducts with the ten Native American partner communities.

NGM complies with all mandatory processes regarding permitting and operations, including requirements for public comment periods, open houses, and public meetings. As necessary, NGM holds and advertises public meetings according to procedure so that citizens in the surrounding areas and communities may learn more about NGM’s various projects and express support or concerns. Formal consultation occurs through the permitting process, where comments on permit documents are actively solicited from stakeholders by the BLM and NDEP as part of their legal obligations under NEPA and the NAC. Informal consultation occurs through community outreach, including presentations to the communities in which NGM operates, regarding project status and future plans for NGM operations. All landowners directly impacted by the project will be individually contacted by the project team.

17.5	Mine Closure and Reclamation

Initial closure planning is included within the Plan of Operations and Reclamation Permit application during the permitting process. Closure planning is integrated with mine and reclamation planning to the extent practicable during active operations. Concurrent reclamation of lands as mining progresses is a primary objective of Barrick/NGM. These reclamation plans are reviewed regularly and are revised at least every three years to ensure adequate financial assurances are in place for required reclamation activities. Approvals are required from both the BLM and NDEP for reclamation

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and closure plan amendments and bond adjustments. Additional reclamation permits are required for Fourmile, beyond the existing Goldrush reclamation permit.

Approved financial assurances cover the reclamation liabilities of facilities associated with mining activity. Agency permit approval is contingent upon the placement of these financial assurances, which are held by the agencies (BLM and/or NDEP), prior to the commencement of mining. The agencies are the beneficiaries in the unlikely event that Barrick files for bankruptcy. Reclamation cost estimates are detailed in the reclamation plans. Additional financial assurances, in the form of a trust, may be required for long-term monitoring and maintenance costs estimated to occur after closure (e.g. long-term management of draindown solution from heap leach pads). The Nevada industry-standard Standard Reclamation Cost Estimator (SRCE) model is used by Barrick to calculate the liabilities.

In general, reclaimed mine sites must, at a minimum, be left safe and stable, with removal of all infrastructure and rehabilitation of all landforms. Reclamation requirements are regulated by the BLM and NDEP and can include items such as regrading waste rock disposal facilities, removing and demolishing buildings and structures, regrading disturbed areas, removing and regrading stockpile areas, replacing salvaged growth media, revegetation, diversion and sediment control monitoring, and management of draindown from process facilities (i.e. heap leach pads and tailings). To the extent practicable, reclamation will be performed concurrently with mining operations.

17.6	QP Comments on Environmental Studies, Permitting, and Plans, Negotiations, or Agreements With Local Individuals or Groups

The QP is of the opinion that there are no notable challenges to the Fourmile project with respect to permitting, licensing, government relations, non-governmental organizations, social or legal issues, or community development.

Based on a review of available information and discussions with NGM personnel, the QP is not aware of any known environmental, permitting, or social issues that would reasonably be expected to have a material adverse effect on current operations or planned activities at the Project.

There are no environmental violations or fines that may affect access, title, or the right or ability to perform work on the property.

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No material environmental, permitting, or social constraints have been identified that would reasonably be expected to affect the Project.

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18	Capital and Operating Costs

The capital and operating cost estimates for the Fourmile Project were prepared at the level of an Initial Assessment. They are based on the experience gained from many years of operating nearby NGM mines in Nevada, and on the conceptual mine design and schedule summarised in Section 13. Capital cost estimates reflect current price trends and supporting conceptual studies. Operating costs were built up from first principles and adjusted to be in line with historical averages from nearby NGM operations. The estimates are not based on detailed engineering, vendor quotations or executed contracts. They have an average accuracy of ±50% and include a contingency not exceeding 25%, unless disclosed otherwise.

All costs are presented on a 100% project basis in real US dollars as of Q3 2026, without any allowance for inflation or escalation except where contingency is explicitly stated. Costs are presented for two cases: including and excluding Inferred Mineral Resources. All costs incurred by NGM operations are in US dollars, so no exchange rate allowance is required.

18.1	Capital Costs

Project capital expenditure for the period 2026 to 2035 totals US$2,583 million in the case including Inferred Mineral Resources and US$1,672 million in the case excluding Inferred Mineral Resources, as summarized in the Project Capital Expenditure Summary table at the end of this section. The capital items in that table are described below.

18.1.1	Drilling, Studies & Permitting

Project level drilling and studies in Table 18-1 covers the continuing studies and permitting work (scope as described in Section 18.1), including engineering, geotechnical, hydrogeological and environmental work to support design and regulatory approvals, together with the drilling needed to build geological confidence and support mine planning.

FS drilling and studies contingency is a separate allowance held against uncertainty in the scope and cost of that work.

Excluded from this section are the exploration drilling and associated study costs (US$615m, inclusive of a 25% contingency applicable to the inclusive of Inferred Mineral Resources case) necessary to further define the project upside over and above what is captured in this Report. The impact of this is reflected in the operating cashflows in Section 19 of this Report.

The inclusive of Inferred Mineral Resource case carries additional capitalized growth drilling over the Life of Mine to convert the Inferred portion of the Resource to Measured and Indicated one to two years in advance of mining.

18.1.2	Initial and Expansion Capital

Mining capital includes expenditures required to establish and sustain mining operations, including the purchase and replacement of mobile equipment, mine infrastructure, support facilities, and other capital investments necessary to achieve and maintain planned production levels.

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Development capital represents the investment required to develop and maintain access to the orebody throughout the life of the operation. This includes development drifts, ramps, ventilation raises, utility excavations, ore and waste handling infrastructure, and other underground workings necessary to support current and future mining activities.

Process and tailings capital: No significant standalone processing or tailings capital has been included within the Initial and Expansion Capital estimate. The project is expected to leverage the existing Goldstrike Roaster and Autoclave for ore processing and the existing Goldstrike Tailings Storage Facilities (TSFs) for tailings management. As a result, major investments in new processing or tailings infrastructure are not anticipated, with the project benefiting from existing NGM processing and tailings capacity.

Capital contingency is an allowance included within the capital estimate to account for uncertainties associated with project scope, estimate accuracy, quantities, pricing, scheduling, and execution risks. It provides coverage for unforeseen costs that may arise during project advancement and execution.

Table 18-1  Project Capital Expenditure Summary (US$M)

Capital Item	Including Inferred Mineral Resources (US$M)	Excluding Inferred Mineral Resources (US$M)

Studies and permitting	64	24

Mining capital	751	394

Development	1,252	928

Process capital	–	–

Capital contingency	517	327

Total	2,583	1,672

The life-of-mine capital cost for the cases including and excluding Inferred Mineral Resources are summarized in Table 18-2.

Table 18-2  Life-of-Mine Capital Cost Summary

Capital Item	Units	Including Inferred Mineral Resources (US$M)	Excluding Inferred Mineral Resources (US$M)

Studies and permitting	US$M	64	24

Mining capital	US$M	1,175	476

Development	US$M	1,443	932

Process capital	US$M	132	13

Capitalized growth drilling	US$M	411	–

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Capital Item	Units	Including Inferred Mineral Resources (US$M)	Excluding Inferred Mineral Resources (US$M)

Contingency	US$M	517	327

Total LOM Capital	US$M	3,740	1,773

18.2	Operating Costs

Life-of-mine operating costs were developed from the planned mine physicals, equipment hours, labor projections, consumables forecasts and other expected costs. Mining costs cover stope production, operating development, backfill, ventilation, dewatering and underground crushing and conveying. Processing costs are based on NGM facility costs for the Goldstrike Roaster and Autoclave (see Section 14). G&A is allocated as a percentage of operating cost and includes site, Barrick corporate and NGM regional allowances.

Life-of-mine average unit operating costs, per tonne, are summarized in Table 18-3.

Table 18-3  Life-of-Mine Average Unit Operating Costs Summary

Operating Costs	Units	LOM Value – including Inferred Mineral Resources	LOM Value – excluding Inferred Mineral Resources

Mining costs, net of stockpile and development	US$/t	$102.59	$102.59

Processing	US$/t	$34.95	$34.95

General & administration	US$/t	$16.01	$16.01

Total Direct Operating Cost	US$/t	$153.55	$153.55

Other operating costs	US$/t	$10.05	$10.34

Production taxes	US$/t	$8.19	$8.61

Royalty	US$/t	$56.21	$40.10

Total Cash Costs w/o by-product credit	US$/t	$228.00	$212.60

Contingency (15%)	US$/t	$34.20	$31.89

Total Modeled Cash Costs w/o by-product credit		$262.20	$244.49

Note: The gold price is based on the Mineral Resources forecast: US$2,000/oz Au.

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19	Economic Analysis

As permitted under the S-K 1300, this Initial Assessment economic analysis includes Mineral Resources. Unlike Mineral Reserves, Mineral Resources do not have demonstrated economic viability.

This assessment is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that this economic assessment will be realized.

The model forecasts annual cash inflows and outflows based on projected revenues, operating costs, capital expenditures, taxes, royalties, and long-term rehabilitation obligations. Net annual cashflows are discounted to the valuation date to determine the Project’s net present value (NPV).

The economic model integrates all material cost components, including development and growth capital, sustaining capital, operating expenditures, and closure and rehabilitation costs, together with all applicable fiscal obligations. Sensitivity analyses were performed on key value drivers, specifically metal prices, operating costs, and capital costs, to assess the Project’s exposure to changes in these parameters and to evaluate their relative influence on economic outcomes.

19.1	Assumptions and Inputs

The following points highlight the key assumptions and inputs into the financial model used in the economic analysis.

•	All costs are presented as real US dollars ($ or US$) as of October 2026 (i.e. no escalation or inflation is applied) unless otherwise noted.

•	All costs incurred by the Fourmile Project are on a US dollars basis, so an allowance for exchange rates is unnecessary.

•	Capital and Operating costs applied as described in Section 18.

•	Basis of the model is the production/mine plan as presented in Section 13 which includes mined tonnes (ore and waste), and ore feed and recoveries as outlined in Section 10.

•	The models are presented inclusive and exclusive of Inferred Mineral Resources. Inferred Mineral Resource represents 83% of the resource.

•	The gold price is based on the Mineral Resources forecast: US$2,000/oz Au.

•	Royalties, treatment and refining charges are applied as described in Sections 3 and 11.

•	A discount rate of 5% is applied which is used by Barrick as investment valuation.

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•	Revenue is recognized when gold is produced, with ounces produced assumed to be sold in the same period. Shipment timing is not considered because ounces shipped at year-end are sold in advance.

19.2	Taxes and Royalties

Taxes and royalties applicable to the Project are described in Section 3.4. Rates are current as of the effective date of this Report and are subject to change.

Based on these and the other assumptions, the Project is expected to pay royalties of $1.58B, and Corporate and Production Tax of $0.83B over its life in the case including Inferred Mineral Resources based on 5% net profit tax. In the case excluding Inferred Mineral Resources, the Project is expected to pay royalties of $178 million and Corporate and Production Tax of $63 million over its life.

In all cases, including after tax references, taxes include only 5% Nevada net proceeds tax and is exclusive of federal corporate income tax paid at a Barrick consolidated level.

BGUS AOI Production Royalty - Teck Royalty currently covers 64% of the ounces reflected in this Report, both for the cases that are inclusive and exclusive of Inferred Mineral Resources.

19.3	Mine Plan and Production Profile

The economic analysis is based on the underground mine plan in Section 13, which uses longhole stoping with backfill, retreating bottom-up. Mill feed is processed at the existing NGM facilities. The mine plan physicals are summarized for plans including and excluding Inferred Mineral Resources in Table 19-1. In the plan that includes Inferred Mineral Resources, gold metal contained from Inferred Mineral Resources comprises 83% of the total Mineral Resources used in the mine plan and cash flow analysis.

Table 19-1  Key Production Physicals Used in the Economic Analysis

Parameter	Unit	Including Inferred Mineral Resources	Excluding Inferred Mineral Resources

Mine life	years	18	4

Total tonnes	Mt	39	15

Total ore tonnes	Mt	28	4

Production tonnes	Mt	28	4

Annual production tonnes	Mtpa	2.0	1.1

Gold head grade	g/t	15.2	16.0

Gold contained metal	Moz	13.7	2.3

Gold recovery	%	82.8	82.8

LOM gold produced	Moz	11.4	1.9

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19.4	Financial Model Summary

The financial analysis of the Project uses a discounted cash flow (DCF) approach to evaluate cases both inclusive and exclusive of Inferred Mineral Resources. Annual revenues are offset by operating costs, capital expenditures, taxes, royalties, and rehabilitation costs to determine net annual cash flows. These cash flows are discounted to the valuation date to determine the Project’s NPV.

The model includes development and expansion capital costs, sustaining capital costs, operating costs, and longer-term rehabilitation costs for the Inferred-inclusive and Inferred-exclusive cases. Taxes, royalties, and other obligations are included.

In the case including Inferred Mineral Resources, over the life of the Project, the project generates $22.7 billion of revenue and $14.2 billion of operating cashflow. Total capital is $3.7 billion ($2.6 billion of project capital, $0.4 billion of capitalized expansionary drilling and $0.7 billion of sustaining capital). In the case excluding Inferred Mineral Resources, the Project generates $3.8 billion of revenue and $1.8 billion of operating cashflow, with total capital of $1.8 billion ($1.7 billion of expansion capital and $0.1 billion of sustaining capital). Annual gold production and cumulative after-tax net cash flow are shown in Figure 19-1 for both the Resource gold price ($2,000/oz) and a long-term consensus gold price (CIBC, October 2026; $3,568/oz).

The economic modelling, summarized in Table 19-2, indicates that the Project, inclusive of Inferred Mineral Resource and at a gold price of $2,000/oz, has an after-tax NPV of $4.2 billion at a discount rate of 5% (NPV5) and an after-tax internal rate of return (IRR) of 17%. Based on the LOM plan, the Project is forecast to generate an undiscounted after-tax net cashflow of $10.5 billion. Exclusive of the Inferred Mineral Resource the project generates a negative after-tax NPV of $(0.4) billion at a discount rate of 5% (NPV5) and an after-tax IRR of 0% with a break even after-tax net cashflow of $0. In the plan that includes Inferred Mineral Resources, gold metal contained from Inferred Mineral Resources comprises 83% of the total Mineral Resources used in the mine plan and cash flow analysis.

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Figure 19-1  Annual Production and Cumulative Net Cashflow-Including Inferred Resources

Figure 19-2  Annual Production and Cumulative Net Cashflow-Excluding Inferred Resources

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Table 19-2  Cashflow Summary Table-Including Inferred Resources

Item	Unit	LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035- 2044	2045- 2055

Metal prices

Gold	$/oz Au	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000

Physicals

Total ore processed	Mt	28	-	-	0.01	0.03	0.03	0.02	0.05	0.72	1.53	20.18	5.44

Gold grade	g/t	15	-	-	11.39	16.58	9.01	8.69	4.94	12.13	16.06	15.71	13.85

Gold ounces contained	Moz	13.7	-	-	0.00	0.02	0.01	0.01	0.01	0.28	0.79	10.19	2.42

Financial metrics

Revenue	$M	22,736	-	-	6.51	30.33	14.91	8.59	13.61	467.71	1,311.51	16,871.00	4,011.95

Costs applicable to sales	$M	5,178	-	-	1.98	6.32	5.72	3.41	9.53	133.28	282.26	3,711.51	1,024.38

Other expenses	$M	1,112	-	-	0.52	2.01	1.36	0.80	1.01	24.28	63.23	817.71	200.73

Operating profit	$M	15,471	-	-	3.91	21.51	7.60	4.34	2.95	306.23	953.63	11,693.61	2,477.30

Operating cashflow (after estimated taxes and other adjustments)	$M	14,208	(189.84)	(218.93)	(142.63)	(37.97)	7.59	4.34	2.94	306.02	952.94	11,208.46	2,315.48

Sustaining Capital	$M	746	-	-	0.05	0.16	0.15	0.09	0.24	98.69	30.86	523.71	92.28

Expansion Capital	$M	2,994	37.79	156.24	313.40	439.64	552.55	536.16	303.12	134.23	142.25	305.94	72.74

Total Capital	$M	3,740	37.79	156.24	313.45	439.80	552.70	536.24	303.37	232.92	173.11	829.65	165.03

Net cashflow	$M	10,468	(228)	(375)	(456.08)	(477.77)	(545.11)	(531.91)	(300.43)	73.10	779.83	10,378.81	2,150.45

NPV5 2026	$M	4,175

IRR 2026%		17%

Notes: All values are on a 100% basis. Totals may not add due to rounding.

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Table 19-3  Cashflow Summary Table-Excluding Inferred Resources

Item	Unit	LOM	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035- 2044	2045- 2055

Metal prices

Gold	$/oz Au	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000

Physicals

Total ore processed	Mt	4.4	-	-	0.01	0.03	0.03	0.02	0.05	0.72	1.33	2.24	-

Gold grade	g/t	16	-	-	11.39	16.58	9.01	8.69	4.94	12.13	17.53	16.81	-

Gold ounces contained	Moz	2.3	-	-	0.00	0.02	0.01	0.01	0.01	0.28	0.75	1.21	-

Financial metrics

Revenue	$M	3,788	-	-	6.51	30.33	14.91	8.59	13.61	467.71	1,245.30	2,001.18	-

Costs applicable to sales	$M	1,664	-	-	139.76	194.22	175.01	167.35	134.31	196.55	245.48	411.49	-

Other expenses	$M	178	-	-	0.51	1.96	1.33	0.78	0.98	23.47	56.70	92.02	-

Operating profit	$M	1,862	-	-	(133.76)	(165.85)	(161.43)	(159.55)	(121.68)	245.10	910.00	1,449.39	-

Operating cashflow (after estimated taxes and other adjustments)	$M	1,749	(30.82)	(15.32)	(139.92)	(204.74)	(165.14)	(159.55)	(121.69)	245.09	909.95	1,418.38	-

Sustaining Capital	$M	100	-	-	-	-	-	14.98	12.16	15.61	24.54	32.76	-

Expansion Capital	$M	1,672	35.16	166.82	298.77	345.88	289.81	202.43	193.78	124.11	15.01	-	-

Total Capital	$M	1,773	35.16	166.82	298.77	345.88	289.81	217.41	205.94	139.72	39.55	32.76	-

Net cashflow	$M	0.00	(66)	(182)	(415.69)	(550.62)	(454.96)	(376.96)	(327.63)	105.38	870.39	1,385.63	-

NPV5 2026	$M	(446)

IRR 2026%		0%

Notes: All values are on a 100% basis. Totals may not add due to rounding.

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S-K 1300 Technical Report Summary on the Fourmile Project

Project risks can be identified in both economic and non-economic terms. Key economic risks have been examined by undertaking economic model sensitivity analysis. Sensitivity analysis has been undertaken on gold price, mining costs or operating costs, capital costs, process costs, and discount rate.

A set of sensitivity analyses were performed over a range of +/-15% for variations in metal prices, operating costs, and capital costs to determine their relative importance as value drivers. The project is sensitive to gold price, operating costs and capital costs.

The impact of key drivers on NPV5% is shown in Figure 19-3 (including Inferred Mineral Resources) and Figure 19-4 (excluding Inferred Mineral Resources), and on IRR in Figure 19-5 (including Inferred Mineral Resources) and Figure 19-6 (excluding Inferred Mineral Resources).

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S-K 1300 Technical Report Summary on the Fourmile Project

Figure 19-3  NPV5% Sensitivity to Gold Price, Operating and Capital Costs-Including Inferred Resources

Figure 19-4  NPV5% Sensitivity to Gold Price, Operating and Capital Costs-Excluding Inferred Resources

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S-K 1300 Technical Report Summary on the Fourmile Project

Figure 19-5  IRR Sensitivity to Gold Price, Operating and Capital Costs-Including Inferred Resources

Figure 19-6  IRR Sensitivity to Gold Price, Operating and Capital Costs-Excluding Inferred Resources

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S-K 1300 Technical Report Summary on the Fourmile Project

20	Adjacent Properties

This section is not applicable for this Report.

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S-K 1300 Technical Report Summary on the Fourmile Project

21	Other Relevant Data and Information

No additional information or explanation is necessary to provide a complete and balanced presentation of the value of the property.

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S-K 1300 Technical Report Summary on the Fourmile Project

22	Interpretation and Conclusions

22.1	Geology and Mineral Resources

●	The geological model reflects a robust understanding of the interaction between structural preparation, host rock reactivity, and hydrothermal fluid flow.

●	The Qualified Person considers the deposit classification and genetic interpretation to be well supported by available geological, mineralogical, geochemical, and structural data.

●

Drilling completed to date demonstrates good continuity of both geology and grade within the principal mineralized domains. The controls on mineralization are sufficiently understood to support the assumptions utilized in Mineral Resource estimation for the Initial Assessment.

●

All mineral resource risks highlighted are as a result of the current drill spacing which will be improved with additional drilling. Currently this risk is mitigated through the appropriate resource classification.

22.2	Mining

●

Initial assessments show that a mine plan of 2 M tonnes per annum can be achieved with upside depending on further evaluations and expansion of the resource. The mine plan is based on the use of a large modern fleet of equipment to achieve a mixture of shallow and vertical longhole stoping.

22.3	Mineral Processing

●	The process plant flowsheet designs proposed for both single and double refractory ores from Fourmile are conventional and proven in the industry.

●	Recovery response of the single refractory ores to the standard testwork procedures are giving lower values and requires mineralogical examinations to understand gold loss mechanisms.

●	Metallurgical testwork and associated analytical procedures were deemed appropriate to the conventional testwork of refractory gold ores of the Carlin-type mineralisation.

●

Samples selected for testing were representative of the various types and styles of mineralization. Samples were selected from a range of depths and spatial distribution within the deposits. Sufficient samples were taken so that tests were performed on appropriate sample mass.

●	Recovery factors estimated are based on appropriate metallurgical testwork and are relevant to the mineralization types and the selected process routes.

●

Depending upon the specific processing facility, several processing factors or deleterious elements (organic carbon; sulfide sulfur; carbonate carbon; arsenic; mercury; antimony; and copper) could have an economic impact on extraction efficiency of a certain ore source, based either on their presence, absence, or concentration in the processing stream.

●	However, under normal ore routing and blending practices at NGM where material from several sites may be processed at one facility, the above list of constituents is typically not a concern.

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S-K 1300 Technical Report Summary on the Fourmile Project

22.4	Infrastructure

●

The infrastructure for Fourmile will support the Life of Mine production profile for the mine. A portion of the infrastructure is proposed to be shared and be supported by Cortez and NGM infrastructure, leveraging the synergies associated with the Project’s location.

●

Given the experience NGM has gained over the course of many years operating in the region, it has developed processes and acquired knowledge and relationships that result in a high degree of confidence that Fourmile can navigate the environmental, social and regulatory aspects of the project.

22.5	Project Economics

●	Project economics have been clearly identified whether it is disclosed inclusive or exclusive of Inferred Mineral Resources.

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S-K 1300 Technical Report Summary on the Fourmile Project

23	Recommendations

23.1	Geology and Mineral Resources

●

Infill drilling programs are required to refine the current geological and estimation domains. This will improve the local robustness of the model. It will also reduce the global risk to the current interpretations.

●	This will result in improved geologically driven sub domaining, honoring local mineralization controls (breccia type, structure and stratigraphy).

●	Monitor the Inferred to Indicated conversion supported by the current assumed drill spacing assumptions.

23.2	Mining

●	Additional study work is proposed to be completed to assumptions used for pillar sizing, mine sequencing, and regional stability assessments.

●	Continued gathering of geotechnical data from the drilling programs to reinforce and refine understanding of geotechnical parameters as applies to mine design and sequencing.

●	Additional delineation drilling to confirm placement of capital development and infrastructure.

23.3	Mineral Processing

●	Develop and implement geo-metallurgical domains to ensure samples are fully representative of the drilled areas of the orebody.

●	Complete mineralogical examination studies on the full test flowsheet to cover feed, calcine and POX residues as well as carbon in leach residues to determine gold losses.

●	Generate recovery models for each geologic domain.

23.4	Infrastructure

●	As the resource grows continue to assess the capacities of existing tailing storage facilities against the needs of Fourmile.

●	As the resource grows continue to assess the capacities of existing waste rock storage facilities against the needs of Fourmile.

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23.5	Environment, Permitting, and Social and Community

●	Continue annual permit and land renewal requirements annually to support the Project.

●	Continue compliance monitoring and relationship with local regulators on key areas.

●	Continue engagement with rural communities that rely on the mining industry for employment and economic stability.

●	Advance additional permitting and authorizations required to continue development of the Project.

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24	References

CIM, 2014; Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014, CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014.

CIM, 2019; Canadian Institute of Mining, Metallurgy and Petroleum (CIM), (2019). CIM Definition Standards for Mineral Resources and Mineral Reserves (MRMR) Best Practice Guidelines 2019.

Barrick, 2025, Bullion Hill Underground Exploration Project Plan of Operations. [Draft]

BLM, 2026, Bullion Hill Underground Exploration Project Environmental Assessment. [Draft]

Nevada Gold Mines, 2025, 2026 Business Plan and 2025 Reserves & Resources Guidance Addendum #1, 4th August 2025.

Nevada Gold Mines, 2025, 2026 Business Plan and 2025 Reserves & Resources Guidance Addendum #3, 9th December 2025.

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S-K 1300 Technical Report Summary on the Fourmile Project

25	Reliance on Information Provided by the Registrant

Information regarding the following sections was supplied in the most part by the Registrant:

●	Macroeconomic trends, data and assumptions, and interest rates (Sections 18 and 19);

●	Marketing information and plans within the control of the Registrant (Sections 16, 18, and 19);

●	Legal matters outside the expertise of the QPs, such as statutory and regulatory interpretations affecting the mine plan (Sections 3, 13, 15, and 17);

●	Environmental matters outside the expertise of the QPs (Section 17);

●	Accommodations the Registrant commits or plans to provide to local individuals or groups in connection with its mine plan (Section 17); and

●	Governmental factors outside the expertise of the QPs (Section 17).

The QPs consider it reasonable to rely upon the Registrant for the above information, based on the QPs’ past and ongoing interactions with the subject-matter experts in these areas employed or engaged by the Registrant, as well as the Registrant’s considerable experience mining at the Mine. Further, the QPs have taken all appropriate steps, in their professional opinion, to ensure that the above information provided by the Registrant is accurate in all material respects and have no reason to believe that any material facts have been withheld or misstated.

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26	Date and Signature Page

This technical report with an effective date of December 31, 2025, and dated November 10, 2026, was prepared by Nevada Gold Mines LLC on behalf of the Registrant.

/s/ Mark Roux
Dated at London, UK November 10, 2026	Mark Roux, Pr.Sci.Nat. Evaluations Manager – Resource Geology Barrick Mining Corporation

/s/ Thamsanqa Mahlangu
Dated at Elko, Nevada, United States of America November 10, 2026	Thamsanqa Mahlangu, Pr. Eng. ECSA Lead Technical Specialist, Metallurgy Barrick Mining Corporation

/s/ Blaine Bovee
Dated at Reno, USA November 10, 2026	Blaine Bovee, SME (Reg.) Director of Studies – Principal Mining Engineer SLR International Corporation

/s/ Clifford Krall
Dated at Elko, USA November 10, 2026	Clifford Krall, SME (Reg.) Head of Mine Engineering, North America

November 10, 2026	Page 175